                                                                   Exhibit 99.10


RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2004



1.  OVERVIEW.............................................................2

2.  IMPACT OF KEY ECONOMIC TRENDS........................................4

3.  2005 OUTLOOK.........................................................8

4.  STRATEGY.............................................................8

5.  DEVELOPMENTS.........................................................9

6.  CONSOLIDATED FINANCIAL RESULTS......................................13

7.  LIQUIDITY AND CAPITAL RESOURCES.....................................27

8.  QUARTERLY INFORMATION...............................................32

9.  ACCOUNTING POLICIES.................................................32

10. RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES........................37

11. RISK ANALYSIS.......................................................38

RESTATED  MANAGEMENT'S  DISCUSSION  AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,
2004

This restated management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of November 18, 2005, except for the restatement for the correction related to the foreign currency impact on future tax liabilities, which is as of February 8, 2006. This MD&A is intended to supplement and complement Kinross' restated audited consolidated financial statements for the year ended December 31, 2004 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Kinross Gold Corporation restated consolidated financial statements and corresponding notes to the financial statements which are available on the Company's website WWW.KINROSS.COM and on WWW.SEDAR.COM. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided in Note 22 to the financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2004, as well as our outlook.

As discussed herein, this MD&A gives effect to the restatements as described below in "Developments: Restatement of Financial Statements" and in "Restatement 1 - Correction of foreign currency impact on future tax liabilities" in Note 2 and in "Restatement 2 - Goodwill and asset retirement obligations" in Note 3 of the accompanying consolidated financial statements. Disclosure in the 2003 Form 40-F would in large part repeat the disclosure contained in the Company's 2004 Annual Report on Form 40-F. Accordingly, the Company does not plan to amend the 2003 Form 40-F. Kinross believes that all information needed for current investor understanding is included in the 2004 Annual Report on Form 40-F.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

1.  OVERVIEW

Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile and Zimbabwe(1). Gold, the Company's primary product, is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of its gold mining activities.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, general and administrative costs and the level of exploration and other discretionary costs. Due to the global nature of the Company's operations, exposure also arises from fluctuations in foreign currency exchange rates, and varying levels of taxation. While Kinross seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company's control. Unless otherwise noted, all amounts contained herein are presented in U.S. dollars.

SEGMENT PROFILE

Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less sigificant properties that are either producing or in development prior to commercial production are classified as Other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in Corporate and other.


--------------
(1) In light of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002.

============================================================================================================
                                                                                  OWNERSHIP PERCENTAGE
                                                                           ---------------------------------
                                                                               2004      2003 (a)       2002
------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS                                  LOCATION
  Fort Knox                                            U.S.A.                  100%        100%         100%
  Paracatu (b)                                         Brazil                  100%         49%           0%
  Round Mountain                                       U.S.A.                   50%         50%           0%
  Porcupine Joint Venture                              Canada                   49%         49%          49%
  La Coipa                                             Chile                    50%         50%           0%
  Crixas                                               Brazil                   50%         50%           0%
  Musselwhite                                          Canada                   32%         32%           0%
  Kubaka (c)                                           Russia                   98%         98%          55%
  Other operations (d)                                Various               Various     Various      Various
CORPORATE AND OTHER
------------------------------------------------------------------------------------------------------------

(a) The results of operations for 2003 include only 11 months (February through December) of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.
(b) The acquisition of Paracatu was completed on December 31, 2004 (see Note 6 to the consolidated financial statements for the year ended December 31, 2004). Therefore, the Company's 49% proportionate share of
        Paracatu`s operating results have been included for the year ended December 31, 2004.
(c) Results for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).
(d) Other operations include Kettle River, Refugio, Lupin and New Britannia. Results for 2003 included the Company's portion of financial results of Lupin and Kettle River at 100% and New Britannia at 50% since February 1, 2003.

COMPARABILITY OF PERIODS

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in Note 6 of the consolidated financial statements. As a result, comparative numbers for 2003 include only the results of 11 months of operations for the mines acquired in this combination. This transaction had a material impact on the Company's operations and its balance sheet.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

=================================================================================================================================
                                                           YEARS ENDED DECEMBER 31,                     CHANGE (c)
---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)     2004            2003 (a)           2002            04 vs  03      03 vs  02
---------------------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - produced                1,653,784         1,620,410            888,634             2%             82%
Gold equivalent ounces - sold (b)                1,654,617         1,600,246            852,358             3%             88%
Gold ounces - sold                               1,585,109         1,541,577            848,513             3%             82%
Revenue                                         $    666.8        $    571.9         $    261.0            17%            119%
Impairment of goodwill                          $     12.4        $    394.4         $       --           (97%)            nm
Net loss                                        $    (63.1)       $   (437.7)        $    (22.8)           86%          (1820%)
Net loss attributable to common shares          $    (63.1)       $   (427.7)        $    (30.1)           85%          (1321%)
Basic and diluted loss per share                $    (0.18)       $    (1.39)        $    (0.25)           87%           (456%)
Cash flow from operating activities             $    161.2        $     89.5         $     56.7            80%             58%
Total assets                                    $  1,834.2        $  1,794.5         $    599.6             2%            199%
Long-term financial liabilities                 $    360.6        $    274.2         $    105.6            32%            160%
---------------------------------------------------------------------------------------------------------------------------------

(a) 2003 figures associated with TVX and Echo Bay properties include the 11 months from February to December only.
(b) Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2004-61.46:1, 2003-74.79:1 and 2002-67.24:1.
(c)     "nm" refers to not meaningful.

CONSOLIDATED FINANCIAL PERFORMANCE

Increased production and sales, and higher average gold prices resulted in increased revenues in 2004 from 2003. Revenues also increased in 2003 from 2002 due to increased gold production and higher average gold prices. Equivalent gold ounces sold increased from 852,358 ounces in 2002 to 1,600,246 ounces in 2003 to 1,654,617 ounces in 2004. The increase from 2002 to 2003 was primarily due to the merger of the Company with TVX and Echo Bay on January 31, 2003. The increase from 2003 to 2004 was primarily due to the inclusion of the TVX and Echo Bay properties for the full 12 months in 2004. The Company's average realized gold price increased from $306 per ounce in 2002 to $357 per ounce in 2003 and $404 per ounce in 2004, positively impacting earnings and cash flow from operations. This higher average realized gold price was partially offset by higher operating costs. Since 2002, Kinross has experienced increases in the costs of fuel, power, labour and other production costs. In addition, the appreciation of foreign currencies against the U.S. dollar has also increased the Company's operating costs at those mines not located in the United States.

In 2004, Kinross had a loss of $63.1 million ($0.18 per share) and cash flow from operating activities of $161.2 million. The Company's financial results were negatively affected by total impairment charges of $59.9 million, which included a goodwill impairment charge of $12.4 million, an impairment charge to property, plant and equipment of $46.1 million and an impairment charge to investments of $1.4 million.

At December 31, 2004, Kinross' cash and cash equivalents had decreased by $197.9 million from the previous year-end to $47.9 million. In addition, total debt had increased during the year by $92.8 million to $122.9 million. The change during the year in the Company's financial position resulted from:

        o The use of $261.2 million in cash to acquire the remaining 51% of the Paracatu mine in Brazil;
        o       Capital expenditures of $169.5 million;
        o       A net cash investment of $11.8 million in long-term investments;
        o       Repurchase of common shares for $11.8 million;
        o Partially offset by cash flow from operating activities of $161.2 million and net proceeds from debt of $91.3 million.

RESERVES

At December 31, 2004, Kinross had proven and probable reserves of 19.4 million ounces of gold, an increase of 37% over the previous year-end despite depletion through mining 1.9 million contained gold ounces during the year. The reserve additions of 7.2 million ounces consisted of 2.9 million ounces from successful exploration efforts and the impact of a higher gold price assumption used in 2004 and 4.3 million ounces gained through the December 31, 2004 acquisition of the remaining 51% of the Paracatu Mine. Reserves at December 31, 2004, were estimated using a gold price of $350 per ounce, compared with $325 per ounce at December 31, 2003.(2)

2.  IMPACT OF KEY ECONOMIC TRENDS

PRICE OF GOLD

The price of gold is the largest single factor in determining profitability and cash flow from operations. Accordingly, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic and industry factors that are beyond the Company's control. Some of the major influences on the gold price are currency


------------------
(2) For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables in the Company's Annual Information Form.

exchange rate fluctuations and the relative strength of the U.S. dollar, supply and demand of gold, and macroeconomic factors such as the level of interest rates and inflation expectations.

CURRENCY FLUCTUATIONS

Recent currency exchange rate fluctuations have been dominated by the weakness in the U.S. dollar relative to other currencies. This has created a situation where the price of gold (which is denominated in U.S. dollars) has not strengthened in local currencies to the same degree as the price of gold has strengthened in U.S. dollars. The following chart illustrates the relative performance of gold in various currencies.(3)

          [RELATIVE PERFORMANCE - GOLD IN CURRENCIES CHART APPEARS HERE AND
                    THE THE PLOT POINTS ARE PROVIDED BELOW]

           Brazilian Real   U.S. Dollar     Indian Rupee    Canadian Dollar    European Euro      Australian Dollar    South African
                                                                                                                          Rand
------------------------------------------------------------------------------------------------------------------------------------
  1/6/2002           1               1               1                  1                  1                    1           1
 1/13/2002        1.06            1.03            1.03               1.03               1.03                 1.03        0.96
 1/20/2002        1.03            1.02            1.02               1.03               1.03                 1.03        0.96
 1/27/2002        1.04               1               1               1.01               1.04                 1.01        0.94
  2/3/2002        1.06            1.03            1.03               1.02               1.07                 1.05        0.99
 2/10/2002        1.15            1.09             1.1               1.09               1.12                 1.11        1.03
 2/17/2002        1.11            1.07            1.08               1.06               1.09                 1.07        1.01
 2/24/2002        1.09            1.05            1.06               1.05               1.07                 1.07        0.99
  3/3/2002        1.07            1.07            1.08               1.07               1.11                 1.07           1
 3/10/2002        1.05            1.04            1.05               1.03               1.06                 1.03           1
 3/17/2002        1.05            1.04            1.05               1.03               1.05                 1.03        1.02
 3/24/2002        1.08            1.07            1.08               1.06               1.09                 1.05        1.01
 3/31/2002        1.08            1.09             1.1               1.09               1.11                 1.06        1.02
  4/7/2002        1.05            1.08            1.09               1.07                1.1                 1.06        0.98
 4/14/2002        1.07            1.08             1.1               1.08                1.1                 1.05           1
 4/21/2002        1.08            1.08             1.1               1.07               1.09                 1.04           1
 4/28/2002        1.14            1.12            1.13               1.09               1.11                 1.07        0.98
  5/5/2002        1.15            1.12            1.14                1.1               1.09                 1.08        0.97
 5/12/2002        1.18            1.12            1.13               1.09               1.09                 1.07        0.94
 5/19/2002        1.18            1.11            1.13               1.08               1.08                 1.05        0.92
 5/26/2002        1.24            1.15            1.17                1.1               1.12                 1.07        0.95
  6/2/2002        1.26            1.17            1.19               1.13               1.12                 1.07        0.95
  6/9/2002        1.31            1.16            1.18               1.12                1.1                 1.06        0.95
 6/16/2002        1.33            1.15            1.16               1.11               1.08                 1.06        0.99
 6/23/2002        1.41            1.16            1.18               1.11               1.07                 1.05        0.99
 6/30/2002        1.36            1.13            1.14               1.07               1.02                 1.04        0.96
  7/7/2002        1.38            1.12            1.13               1.07               1.03                 1.04        0.93
 7/14/2002        1.37            1.13            1.15               1.09               1.02                 1.05        0.93
 7/21/2002        1.43            1.16            1.17               1.12               1.03                 1.09        0.96
 7/28/2002        1.40            1.09             1.1               1.08               0.99                 1.06        0.92
  8/4/2002        1.42             1.1            1.11                1.1                  1                 1.06        0.93
 8/11/2002        1.46            1.13            1.14               1.11               1.04                  1.1        0.98
 8/18/2002        1.51            1.13            1.13                1.1               1.02                 1.07        0.98
 8/25/2002        1.47             1.1            1.11               1.07               1.01                 1.05        0.99
  9/1/2002        1.45            1.12            1.13                1.1               1.02                 1.06        0.98
  9/8/2002        1.55            1.15            1.16               1.12               1.05                 1.09           1
 9/15/2002        1.54            1.14            1.14               1.13               1.05                 1.07        0.99
 9/22/2002        1.68            1.16            1.16               1.14               1.05                  1.1        1.01
 9/29/2002        1.90            1.15            1.15               1.14               1.05                  1.1           1
 10/6/2002        1.79            1.16            1.16               1.15               1.06                  1.1           1
10/13/2002        1.85            1.14            1.14               1.13               1.03                 1.08        0.98
10/20/2002        1.86            1.12            1.13               1.11               1.03                 1.06        0.96
10/27/2002        1.80            1.13            1.13               1.11               1.03                 1.05        0.94
 11/3/2002        1.77            1.15            1.15               1.12               1.03                 1.07        0.95
11/10/2002        1.75            1.15            1.15               1.13               1.02                 1.06        0.93
11/17/2002        1.82            1.15            1.15               1.14               1.02                 1.06        0.91
11/24/2002        1.75            1.15            1.15               1.14               1.03                 1.06         0.9
 12/1/2002        1.79            1.14            1.15               1.12               1.03                 1.06        0.87
 12/8/2002        1.88            1.17            1.17               1.15               1.04                 1.08        0.89
12/15/2002        1.91            1.19            1.19               1.17               1.04                  1.1        0.86
12/22/2002        1.83            1.22            1.21               1.19               1.06                 1.13         0.9
12/29/2002        1.90            1.25            1.24               1.23               1.07                 1.16        0.91
  1/5/2003        1.86            1.26            1.25               1.23               1.08                 1.15        0.88
 1/12/2003        1.80            1.27            1.26               1.23               1.08                 1.13        0.89
 1/19/2003        1.85            1.28            1.27               1.23               1.07                 1.12        0.93
 1/26/2003        2.05            1.32            1.31               1.26               1.09                 1.16        0.95
  2/2/2003        1.98            1.32            1.31               1.26                1.1                 1.17        0.93
  2/9/2003        2.04            1.33            1.31               1.26                1.1                 1.17        0.92
 2/16/2003        1.97            1.26            1.25                1.2               1.04                  1.1        0.87
 2/23/2003        1.96            1.26            1.24               1.19               1.05                  1.1        0.84
  3/2/2003        1.92            1.25            1.24               1.17               1.04                 1.07        0.84
  3/9/2003        1.88            1.26            1.24               1.16               1.02                 1.07        0.82
 3/16/2003        1.78            1.21            1.19               1.11                  1                 1.05        0.82
 3/23/2003        1.71            1.17            1.15                1.1               0.99                 1.03         0.8
 3/30/2003        1.71            1.19            1.17                1.1               0.99                 1.03        0.78
  4/6/2003        1.61            1.17            1.15               1.08               0.97                 1.01        0.77
 4/13/2003        1.61            1.18            1.15               1.07               0.98                 1.01        0.76
 4/20/2003        1.53            1.17            1.15               1.07               0.96                 0.99        0.74
 4/27/2003        1.54            1.19            1.17               1.08               0.97                 1.01        0.71
  5/4/2003        1.56            1.22             1.2               1.09               0.97                 1.01        0.76
 5/11/2003        1.54            1.25            1.22               1.09               0.97                 1.01        0.75
 5/18/2003        1.60            1.27            1.24               1.09               0.98                 1.01        0.81
 5/25/2003        1.65            1.32            1.28               1.14                  1                 1.04        0.86
  6/1/2003        1.67            1.31            1.28               1.12               0.99                 1.04        0.88
  6/8/2003        1.61             1.3            1.27               1.11                  1                 1.03        0.87
 6/15/2003        1.56            1.28            1.24               1.07               0.96                    1        0.83
 6/22/2003        1.59            1.28            1.23               1.09               0.99                    1        0.83
 6/29/2003        1.53            1.24            1.19               1.05               0.97                 0.96        0.77
  7/6/2003        1.53            1.26            1.21               1.06               0.98                 0.97        0.78
 7/13/2003        1.53            1.24            1.18               1.07               0.98                 0.98        0.77
 7/20/2003        1.54            1.24            1.19                1.1               0.99                    1        0.79
 7/27/2003        1.61             1.3            1.24               1.13               1.01                 1.02         0.8
  8/3/2003        1.62            1.25            1.19               1.09               0.99                    1        0.77
 8/10/2003        1.64            1.28            1.22               1.12               1.01                 1.02        0.78
 8/17/2003        1.67             1.3            1.24               1.13               1.04                 1.03        0.79
 8/24/2003        1.67             1.3            1.24               1.14               1.07                 1.04         0.8
 8/31/2003        1.72            1.35            1.28               1.17                1.1                 1.08        0.82
  9/7/2003        1.69            1.35            1.29               1.16               1.09                 1.09        0.84
 9/14/2003        1.67            1.34            1.28               1.15               1.07                 1.05        0.82
 9/21/2003        1.70            1.37             1.3               1.16               1.08                 1.06        0.83
 9/28/2003        1.72            1.37            1.29               1.16               1.07                 1.05        0.81
 10/5/2003        1.64            1.33            1.25               1.12               1.02                 1.02        0.76
10/12/2003        1.63            1.34            1.26               1.11               1.02                 1.01        0.77
10/19/2003        1.64            1.33            1.25                1.1               1.02                    1        0.79
10/26/2003        1.71            1.39            1.31               1.14               1.06                 1.04         0.8
 11/2/2003        1.70            1.38             1.3               1.14               1.06                 1.01        0.78
 11/9/2003        1.68            1.37            1.29               1.14               1.07                 1.01        0.79
11/16/2003        1.80            1.43            1.34               1.16               1.08                 1.03        0.79
11/23/2003        1.78            1.42            1.35               1.16               1.07                 1.02        0.76
11/30/2003        1.80            1.43            1.35               1.16               1.06                 1.02        0.75
 12/7/2003        1.83            1.46            1.38               1.19               1.07                 1.03        0.75
12/14/2003        1.85            1.47            1.39               1.21               1.07                 1.03        0.77
12/21/2003        1.84            1.47            1.38               1.23               1.06                 1.04        0.84
12/28/2003        1.84            1.48            1.39               1.21               1.06                 1.04        0.82
  1/4/2004        1.84            1.49            1.41                1.2               1.06                 1.02         0.8
 1/11/2004        1.86            1.53            1.44               1.22               1.07                 1.02        0.84
 1/18/2004        1.77            1.46            1.37               1.19               1.05                 0.99        0.87
 1/25/2004        1.78            1.46            1.38                1.2               1.04                 0.99        0.87
  2/1/2004        1.82            1.44            1.35                1.2               1.04                 0.98        0.84
  2/8/2004        1.82            1.45            1.36                1.2               1.02                 0.98        0.83
 2/15/2004        1.83            1.47            1.38               1.21               1.03                 0.97         0.8
 2/22/2004        1.82            1.43            1.34                1.2               1.02                 0.97        0.79
 2/29/2004        1.76            1.41            1.33               1.18               1.01                 0.95        0.77
  3/7/2004        1.76            1.43            1.35               1.19               1.04                 0.98        0.78
 3/14/2004        1.76            1.42            1.33               1.19               1.04                 1.01        0.79
 3/21/2004        1.84            1.47            1.38               1.23               1.08                 1.04        0.81
 3/28/2004        1.91            1.51            1.39               1.25               1.12                 1.05        0.82
  4/4/2004        1.88            1.51            1.37               1.25               1.11                 1.04         0.8
 4/11/2004        1.86             1.5            1.36               1.25               1.11                 1.02        0.78
 4/18/2004        1.79            1.43             1.3               1.21               1.07                    1        0.76
 4/25/2004        1.77            1.42            1.29               1.21               1.07                    1        0.79
  5/2/2004        1.75            1.39            1.28               1.19               1.04                    1         0.8
  5/9/2004        1.79            1.36            1.26               1.18               1.03                 1.01        0.79
 5/16/2004        1.78            1.35            1.27               1.17               1.01                 1.01        0.75
 5/23/2004        1.89            1.38            1.29               1.19               1.03                 1.03        0.77
 5/30/2004        1.87            1.41            1.33               1.21               1.03                 1.03        0.76
  6/6/2004        1.88             1.4            1.31               1.19               1.02                 1.05        0.75
 6/13/2004        1.86            1.38            1.29               1.18               1.03                 1.04        0.74
 6/20/2004        1.91            1.42            1.34               1.21               1.04                 1.07        0.75
 6/27/2004        1.93            1.44            1.37               1.22               1.06                 1.07        0.75
  7/4/2004        1.86            1.43            1.35               1.18               1.04                 1.04        0.72
 7/11/2004        1.91            1.46            1.38               1.21               1.05                 1.05        0.74
 7/18/2004        1.88            1.46            1.38                1.2               1.05                 1.04        0.72
 7/25/2004        1.84             1.4            1.34               1.16               1.03                 1.03        0.72
  8/1/2004        1.83             1.4            1.35               1.17               1.04                 1.04        0.73
  8/8/2004        1.86            1.43            1.37               1.18               1.04                 1.04        0.72
 8/15/2004        1.85            1.43            1.37               1.17               1.03                 1.04        0.76
 8/22/2004        1.88            1.48            1.42                1.2               1.07                 1.06         0.8
 8/29/2004        1.83            1.45            1.39               1.19               1.08                 1.07        0.81
  9/5/2004        1.81            1.44            1.38               1.17               1.07                 1.08        0.79
 9/12/2004        1.79            1.44            1.38               1.17               1.05                 1.08        0.78
 9/19/2004        1.79            1.46            1.38               1.18               1.07                 1.08        0.79
 9/26/2004        1.81            1.47             1.4               1.17               1.07                 1.07        0.78
 10/3/2004        1.83             1.5            1.43               1.19               1.09                 1.08         0.8
10/10/2004        1.82             1.5            1.43               1.18               1.08                 1.06        0.81
10/17/2004        1.84             1.5            1.42               1.18               1.08                 1.07         0.8
10/24/2004        1.87            1.52            1.44               1.17               1.07                 1.06        0.77
10/31/2004        1.88            1.54            1.44               1.17               1.07                 1.07        0.78
 11/7/2004        1.85            1.53            1.42               1.14               1.05                 1.04        0.77
11/14/2004        1.88            1.57            1.47               1.17               1.08                 1.06        0.79
11/21/2004        1.90            1.59            1.49               1.19               1.09                 1.06        0.79
11/28/2004        1.91            1.63            1.52                1.2                1.1                 1.07        0.78
 12/5/2004        1.90            1.63            1.49               1.22               1.09                 1.09        0.77
12/12/2004        1.85            1.56            1.44                1.2               1.05                 1.08        0.75
12/19/2004        1.83            1.57            1.43               1.21               1.06                 1.07        0.75
12/26/2004        1.83            1.59            1.44               1.23               1.05                 1.07        0.74
  1/2/2005        1.79            1.57            1.41               1.18               1.04                 1.04        0.73
  1/9/2005        1.75             1.5            1.36               1.16               1.03                 1.03        0.76
 1/16/2005        1.75            1.51            1.37               1.16               1.03                 1.04        0.76
 1/23/2005        1.77            1.53            1.39               1.17               1.05                 1.04        0.75
 1/30/2005        1.74            1.53            1.38               1.19               1.05                 1.03        0.75
  2/6/2005        1.66            1.49            1.34               1.17               1.04                 1.01        0.76
 2/13/2005        1.68            1.51            1.37               1.17               1.05                    1        0.76
 2/20/2005        1.69            1.53            1.39               1.18               1.05                 1.01        0.75
 2/27/2005        1.74            1.55            1.41               1.21               1.05                 1.03        0.74
  3/6/2005        1.77            1.56            1.41                1.2               1.05                 1.02        0.75
 3/13/2005        1.86             1.6            1.44               1.21               1.06                 1.05        0.77
 3/20/2005        1.84            1.58            1.42               1.19               1.06                 1.03        0.79
 3/27/2005        1.79            1.53            1.38               1.17               1.05                 1.03        0.78
  4/3/2005        1.75            1.54            1.39               1.17               1.07                 1.04        0.79
 4/10/2005        1.69            1.52            1.38               1.17               1.05                 1.03        0.77
 4/17/2005        1.70            1.52            1.37               1.18               1.05                 1.03        0.78
 4/24/2005        1.69            1.55             1.4                1.2               1.06                 1.03        0.77
  5/1/2005        1.70            1.56            1.41               1.23               1.09                 1.04        0.79
  5/8/2005        1.61            1.53            1.38               1.19               1.07                 1.03        0.76
 5/15/2005        1.60            1.51            1.36                1.2               1.07                 1.03        0.79
 5/22/2005        1.57             1.5            1.35               1.19               1.07                 1.03        0.81
 5/29/2005        1.54            1.51            1.36               1.19               1.08                 1.03        0.82
  6/5/2005        1.58            1.52            1.37               1.18               1.11                 1.04        0.86
 6/12/2005        1.62            1.53            1.38                1.2               1.13                 1.04        0.86
 6/19/2005        1.59            1.57            1.41               1.21               1.15                 1.05        0.86
 6/26/2005        1.62            1.59            1.43               1.23               1.17                 1.07        0.88
  7/3/2005        1.55            1.54            1.39                1.2               1.15                 1.06        0.87
 7/10/2005        1.54            1.52            1.37               1.16               1.13                 1.06        0.86
 7/17/2005        1.51            1.51            1.36               1.15               1.12                 1.05        0.83
 7/24/2005        1.57            1.53            1.38               1.17               1.14                 1.04        0.84
 7/31/2005        1.57            1.54            1.39               1.18               1.14                 1.06        0.84
  8/7/2005        1.56            1.57            1.42                1.2               1.14                 1.07        0.84
 8/14/2005        1.63             1.6            1.44                1.2               1.15                 1.08        0.84
 8/21/2005        1.65            1.57            1.42               1.19               1.15                 1.09        0.85
 8/28/2005        1.62            1.57            1.42               1.18               1.14                 1.08        0.84
  9/4/2005        1.59            1.59            1.45               1.19               1.14                 1.08        0.83
 9/11/2005        1.59             1.6            1.46               1.18               1.16                 1.08        0.83
 9/18/2005        1.62             1.6            1.45               1.18               1.17                 1.08        0.84

Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's foreign operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' operations outside of the U.S. are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. The U.S. dollar depreciated significantly against the Canadian dollar, the Brazilian real and the Chilean peso in 2003 and 2004, as it did against most major currencies. In 2005, the U.S. dollar has continued to weaken and the Company expects this trend to continue. As part of its strategy to manage this risk, the Company has used economic currency hedges for certain exposures to the Canadian dollar.

GOLD SUPPLY AND DEMAND FUNDAMENTALS(4)

                          [GOLD SUPPLY FUNDAMENTALS CHART APPEARS HERE AND THE
                                    PLOT POINTS ARE PROVIDED BELOW]

                          1993   1994   1995  1996  1997  1998   1999   2000   2001   2002  2003  2004
                          ----   ----   ----  ----  ----  ----   ----   ----   ----   ----  ----  ----
Mine production           2291   2285   2291  2374  2492  2543   2574   2591   2622   2587  2593  2464
Official sector sales      468    130    167   279   626   363    477    479    529    556   617   478
Old gold scrap             577    621    631   644   626  1099    608    609    708    835   944   828
Net producer hedging       142    105    475   142   504    97    506      0      0      0     0     0

---------------
(3)     Source: Reuters
(4)     Source: Gfms 2005 Gold Survey

Gold from mine production is the largest component of gold supply, followed by recycled gold, and central bank sales of gold. Mine supply declined slightly in 2004, as did central bank sales. The renewal of the Washington agreement, which limits participating central banks to sales of 600 tonnes per year, is viewed as positive for the gold price.

                         [GOLD DEMAND CHART APPEARS HERE
                    AND THE PLOT POINTS ARE PROVIDED BELOW]

Demand
                                1993   1994   1995   1996   1997   1998   1999   2000   2001   2002   2003   2004
                              ------------------------------------------------------------------------------------
   Fabrication/Jewelry         3,050  3,095  3,313  3,341  3,873  3,748  3,745  3,791  3,521  3,175  3,040  3,163
   Bar hoarding                  182    249    343    200    350    163    266    230    248    252    183    246
   Net producer hedging                                                            15    151    423    279    442
   Implied net investment        246                                191    154                  128    652
                              ------------------------------------------------------------------------------------
Total Demand                   3,478  3,344  3,656  3,541  4,223  4,102  4,165  4,036  3,920  3,978  4,154  3,851
                              ------------------------------------------------------------------------------------

Fabrication and jewelry sales are the largest component of demand for gold. Fabrication demand in 2004 increased year over year for the first time since 2000. Net producer hedging also increased demand for gold in 2004 as gold mining companies worked to reduce the size of their gold price hedging positions. Overall, 2004 saw less supply of gold and greater demand for gold, which helped to support the gold price during the year.

One of the few mechanisms available to the Company to affect the price of gold it receives is to sell gold forward with a gold price hedging(5) program. Under these arrangements, the Company agrees to deliver gold in the future at a price fixed at the time of entering into the contract. A forward hedge protects the Company against future declines in the gold price for the ounces that are hedged, but prevents the Company from benefiting from future gold price increases with respect to those ounces. Until the second quarter of 2004, Kinross maintained an active gold price hedge program for some of its production. At the present time Kinross is not actively engaged in hedging its exposure to fluctuations in the gold price. The following chart shows the range of prices for gold in each year, the average price of gold, and the price that Kinross was able to realize.


-----------------
(5) The use of the words "hedge" or "hedging" throughout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, "Hedging Relationships".

               [Average and Realized Gold Price Chart appears here
                     and the plot points are provided below]

                    high        low         average      realized
                    ----        ---         -------      --------

         1997       367.8         283          331         344
         1998       314.6       273.4       294.09         309
         1999      326.25       252.8       278.57         300
         2000       316.6       263.8       279.11         298
         2001      293.25      255.95       271.04         296
         2002       349.3      277.75       309.68         306
         2003      416.25       319.9       363.32         357
         2004       454.2         375       409.17         401

U.S. dollar gold prices have increased substantially in the past three years as the U.S. dollar has weakened against many of the major currencies in the world.

Kinross' gold price hedging program enabled it to realize gold prices in excess of average market prices in the period 1997-2001. Between 2002 and 2004, Kinross has realized prices that have been lower than the average market price for gold as the ounces necessary to satisfy the remaining gold hedge contracts (agreements to sell at historical, lower prices) were delivered into and recognized in revenue.

INFLATIONARY COST PRESSURES

In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is generally an energy intensive activity, especially open pit mining. Energy prices in the form of both fuel and electricity can have a significant impact on operations. Fuel (primarily, diesel and propane), as a percentage of operating cost, varies amongst the Company's mines; however, all operations experienced high fuel costs during 2004, largely attributable to a continuing rise in crude oil prices. Electricity prices in recent years have also increased as a result of increased demand and higher natural gas prices.

                  [WTI Crude Oil Price History Chart appears here
                    and the plot points are provided below]

    Q/CLc1, Last Trade,           High                Low          Close
       HiLoCl Bar             (Last Trade)        (Last Trade) (Last Trade)
       ----------             ------------        ------------ ------------

        1/31/1999                 12.8                11.95       12.75
         2/7/1999                 12.9                 11.7        11.8
        2/14/1999                12.07                11.54       11.88
        2/21/1999                12.19                11.26       11.76
        2/28/1999                 12.8                 11.7       12.27
         3/7/1999                 13.5                12.18        13.3
        3/14/1999                15.11                13.36       14.49
        3/21/1999                15.55                14.23       15.24
        3/28/1999                 16.2                14.95       16.17
         4/4/1999                17.05                15.93       16.64
        4/11/1999                17.03                15.61       16.57
        4/18/1999                17.46                16.12       17.33
        4/25/1999                18.22                17.29       17.94
         5/2/1999                18.83                17.45       18.66
         5/9/1999                19.05                17.85       18.22
        5/16/1999                 18.6                17.33       18.04
        5/23/1999                   18                16.63       17.03
        5/30/1999                17.55                 16.8       16.84
         6/6/1999                17.38                16.21       17.32
        6/13/1999                18.45                17.28       18.43
        6/20/1999                18.75                17.86       17.99
        6/27/1999                18.63                17.45       18.39
         7/4/1999                 19.7                18.18       19.69
        7/11/1999                20.25                19.43       19.94
        7/18/1999                 20.7                19.58       20.62
        7/25/1999                 20.7                19.15       20.63
         8/1/1999                21.12                20.09       20.53
         8/8/1999                20.92                 20.1       20.88
        8/15/1999                21.93                20.76       21.67
        8/22/1999                21.95                21.16       21.65
        8/29/1999                 22.1                 20.4       21.27
         9/5/1999                22.29                 21.2          22
        9/12/1999                 23.6                21.96       23.55
        9/19/1999                24.85                23.37       24.72
        9/26/1999                24.99                 23.9       24.76
        10/3/1999                25.12                24.18       24.54
       10/10/1999                24.54                20.71        20.9
       10/17/1999                23.16                20.55       22.82
       10/24/1999                23.52                 21.8       23.45
       10/31/1999                23.86                21.55       21.75
        11/7/1999                 23.5                21.77          23
       11/14/1999                24.98                22.73       24.91
       11/21/1999                   27                 24.9       26.56
       11/28/1999                27.15                26.14       26.87
        12/5/1999                26.55                 24.1       25.81
       12/12/1999                26.76                 24.6       25.23
       12/19/1999                   27                 24.9       26.74
       12/26/1999                26.74                25.12       25.87
         1/2/2000                27.02                 25.3        25.6
         1/9/2000                25.69                24.15       24.22
        1/16/2000                 28.1                24.02       28.02
        1/23/2000                29.95                 27.7        28.2
        1/30/2000                28.77                26.95       27.22
         2/6/2000                28.87                 26.7       28.82
        2/13/2000                29.94                27.71       29.44
        2/20/2000                30.45                29.05       29.51
        2/27/2000                30.83                28.72       30.35
         3/5/2000                32.15                29.82       31.51
        3/12/2000                34.37                30.55       31.76
        3/19/2000                32.25                30.13       30.91
        3/26/2000                30.71                 27.2       28.02
         4/2/2000                28.02                26.05        26.9
         4/9/2000                27.12                24.85       25.04
        4/16/2000                25.96                 23.7       25.57
        4/23/2000                 27.5                   25       25.88
        4/30/2000                26.18                 24.6       25.74
         5/7/2000                 27.4                25.52       27.29
        5/14/2000                   30                27.05       29.62
        5/21/2000                30.48                29.07       29.89
        5/28/2000                30.82                28.35          30
         6/4/2000                30.77                28.87       30.35
        6/11/2000                30.75                 28.9        30.2
        6/18/2000                 33.3                30.27       32.33
        6/25/2000                 33.4                30.25       32.25
         7/2/2000                32.95                31.06        32.5
         7/9/2000                 31.4                29.48       30.28
        7/16/2000                 31.6                29.18        31.4
        7/23/2000                32.35                28.51       28.56
        7/30/2000                28.69                27.74       28.18
         8/6/2000                   30                27.26       29.96
        8/13/2000                31.85                28.66       31.02
        8/20/2000                32.75                30.64       31.99
        8/27/2000                   33                 31.1       32.03
         9/3/2000                 33.7                31.83       33.38
        9/10/2000                35.46                 33.4       33.63
        9/17/2000                   36                 32.7       35.92
        9/24/2000                 37.8                 32.5       32.68
        10/1/2000                32.23                 30.2       30.84
        10/8/2000                32.33                30.19       30.86
       10/15/2000                   37                30.86       34.99
       10/22/2000                 34.8                 32.4       33.75
       10/29/2000                34.08                32.62       32.74
        11/5/2000                33.74                 32.1       32.71
       11/12/2000                34.13                 32.1       34.02
       11/19/2000                 35.7                33.92       35.45
       11/26/2000                35.84                34.67        35.4
        12/3/2000                35.69                 31.9       32.02
       12/10/2000                32.75                27.85       28.44
       12/17/2000                30.04                27.51       28.87
       12/24/2000                29.85                25.58       26.18
       12/31/2000                   27                25.62        26.8
         1/7/2001                28.78                26.65       27.95
        1/14/2001                30.15                26.92       30.05
        1/21/2001                 32.4                29.02       32.19
        1/28/2001                 32.7                28.65       29.77
         2/4/2001                31.27                28.27       31.19
        2/11/2001                31.87                30.06       31.03
        2/18/2001                 31.1                28.55       29.16
        2/25/2001                29.57                28.31       29.04
         3/4/2001                29.18                27.16       27.84
        3/11/2001                29.15                27.91       28.01
        3/18/2001                28.24                26.12       26.74
        3/25/2001                27.45                 25.7        27.3
         4/1/2001                28.04                25.75       26.29
         4/8/2001                27.78                25.49       27.06
        4/15/2001                28.84                27.01       28.25
        4/22/2001                29.04                 26.8       27.28
        4/29/2001                28.65                26.75       28.27
         5/6/2001                29.05                27.37       28.36
        5/13/2001                28.85                27.05       28.55
        5/20/2001                29.99                28.08       29.91
        5/27/2001                 30.2                 28.1       28.38
         6/3/2001                29.05                27.55       27.93
        6/10/2001                28.39                27.25       28.33
        6/17/2001                29.63                 28.4       28.51
        6/24/2001                28.54                25.85       26.83
         7/1/2001                27.49                 25.1       26.25
         7/8/2001                28.29                25.38       28.21
        7/15/2001                28.26                25.94       26.59
        7/22/2001                26.58                24.54       25.59
        7/29/2001                27.15                25.86       27.02
         8/5/2001                27.92                26.31       27.62
        8/12/2001                28.42                27.38       28.05
        8/19/2001                28.27                26.55       26.68
        8/26/2001                 28.1                26.28        26.9
         9/2/2001                 27.6                26.44        27.2
         9/9/2001                28.15                26.76       28.03
        9/16/2001                29.98                27.53       29.53
        9/23/2001                29.25                 25.8       25.97
        9/30/2001                 25.9                 20.3       23.43
        10/7/2001                23.53                21.72       22.39
       10/14/2001                23.98                21.95        22.5
       10/21/2001                22.76                21.05       21.83
       10/28/2001                 22.6                21.41       22.03
        11/4/2001                22.55                19.69       20.18
       11/11/2001                22.41                19.56       22.22
       11/18/2001                22.62                17.15       18.03
       11/25/2001                19.56                 16.7       19.15
        12/2/2001                 19.8                18.35       19.44
        12/9/2001                20.78                17.92       19.04
       12/16/2001                19.25                 17.8       19.23
       12/23/2001                20.18                18.79       19.28
       12/30/2001                 21.5                19.64       20.41
         1/6/2002                 21.7                19.66       21.62
        1/13/2002                   22                 19.6       19.68
        1/20/2002                19.77                17.85          18
        1/27/2002                20.17                   18       19.99
         2/3/2002                20.55                18.56       20.38
        2/10/2002                20.36                19.27       20.26
        2/17/2002                21.75                19.96        21.5
        2/24/2002                 21.3                20.15       21.07
         3/3/2002                 22.8                20.37        22.4
        3/10/2002                23.95                23.15       23.84
        3/17/2002                24.75                23.65       24.51
        3/24/2002                25.85                24.11       25.35
        3/31/2002                26.38                 24.7       26.31
         4/7/2002                28.35                25.05       26.21
        4/14/2002                27.23                23.31       23.47
        4/21/2002                26.65                 23.6       26.38
        4/28/2002                 27.2                25.78       27.11
         5/5/2002                27.64                25.55       26.62
        5/12/2002                28.27                25.62       27.99
        5/19/2002                29.54                 27.1       28.18
        5/26/2002                28.54                25.45       25.88
         6/2/2002                25.83                 24.4       25.31
         6/9/2002                25.47                 24.2       24.75
        6/16/2002                26.03                 23.8       25.94
        6/23/2002                 26.5                 25.1       25.82
        6/30/2002                27.05                 25.7       26.86
         7/7/2002                27.15                26.38        26.8
        7/14/2002                 27.5                25.73       27.48
        7/21/2002                 28.1                 26.9       27.83
        7/28/2002                27.75                25.95       26.54
         8/4/2002                27.67                   26       26.84
        8/11/2002                27.38                26.25       26.86
        8/18/2002                29.45                26.48       29.33
        8/25/2002                30.32                28.34       28.63
         9/1/2002                29.65                28.15       28.98
         9/8/2002                30.19                27.62       29.61
        9/15/2002                 30.2                28.64       29.81
        9/22/2002                   30                28.24       29.61
        9/29/2002                31.39                   30       30.54
        10/6/2002                31.18                29.35       29.62
       10/13/2002                 30.1                28.52       29.37
       10/20/2002                 30.2                29.05        29.6
       10/27/2002                 29.5                 26.9       27.05
        11/3/2002                27.56                26.53       27.13
       11/10/2002                 27.4                25.16       25.78
       11/17/2002                 26.5                24.82       25.51
       11/24/2002                27.25                25.52       26.76
        12/1/2002                27.12                26.04       26.89
        12/8/2002                27.71                26.57       26.93
       12/15/2002                28.65                26.75       28.44
       12/22/2002                31.25                28.61        30.3
       12/29/2002                32.76                30.41       32.72
         1/5/2003                33.65                30.05       33.08
        1/12/2003                33.33                29.75       31.68
        1/19/2003                   34                31.13       33.91
        1/26/2003                 35.2                 31.9       33.28
         2/2/2003                33.95                32.25       33.51
         2/9/2003                35.25                32.55       35.12
        2/16/2003                36.85                 34.3        36.8
        2/23/2003                37.55                 34.7       35.58
         3/2/2003                39.99                35.47        36.6
         3/9/2003                37.84                35.36       37.78
        3/16/2003                 38.2                33.85       35.38
        3/23/2003                36.95                 26.3       26.91
        3/30/2003                31.05                27.21       30.16
         4/6/2003                31.32                27.66       28.62
        4/13/2003                28.95                27.02       28.14
        4/20/2003                30.65                27.57       30.55
        4/27/2003                31.25                25.61       26.26
         5/4/2003                 26.6                25.04       25.67
        5/11/2003                27.95                25.46       27.72
        5/18/2003                29.48                27.22       29.14
        5/25/2003                 29.6                 28.3       29.16
         6/1/2003                29.65                28.27       29.56
         6/8/2003                 31.3                29.49       31.28
        6/15/2003                 32.5                29.85       30.65
        6/22/2003                31.35                 29.7       30.82
        6/29/2003                30.05                28.53       29.27
         7/6/2003                30.98                 29.1       30.42
        7/13/2003                31.75                29.52       31.28
        7/20/2003                32.05                30.65       31.96
        7/27/2003                 32.1                29.17       30.17
         8/3/2003                32.38                 29.6       32.31
        8/10/2003                32.85                31.45       32.18
        8/17/2003                32.35                 30.1       31.05
        8/24/2003                 32.4                30.36       31.84
        8/31/2003                 32.3                 31.1       31.57
         9/7/2003                 31.4                28.51       28.88
        9/14/2003                29.52                27.85       28.27
        9/21/2003                28.45                26.65       27.03
        9/28/2003                 28.7                26.75       28.16
        10/5/2003                30.44                28.24        30.4
       10/12/2003                 32.6                29.45       31.97
       10/19/2003                32.49                 29.9       30.68
       10/26/2003                 30.8                 29.4       30.16
        11/2/2003                30.32                28.26       29.11
        11/9/2003                31.14                28.47       30.85
       11/16/2003                 32.5                30.63       32.37
       11/23/2003                33.55                31.38       31.61
       11/30/2003                31.47                 29.3       30.41
        12/7/2003                31.65                29.66       30.73
       12/14/2003                 33.2                30.63       33.04
       12/21/2003                33.93                31.74       33.02
       12/28/2003                   33                31.25       32.86
         1/4/2004                 33.2                 32.1       32.52
        1/11/2004                 34.7                32.27       34.31
        1/18/2004                35.41                33.27       35.07
        1/25/2004                36.37                33.75       34.94
         2/1/2004                34.98                32.41       33.05
         2/8/2004                35.19                 32.2       32.48
        2/15/2004                34.65                32.25       34.56
        2/22/2004                 36.1                34.25        35.6
        2/29/2004                36.23                34.03       36.16
         3/7/2004                37.45                35.41       37.26
        3/14/2004                37.51                 35.3       36.19
        3/21/2004                 38.5                35.85       38.08
        3/28/2004                38.09                34.75       35.73
         4/4/2004                36.77                 33.3       34.39
        4/11/2004                 37.3                33.93       37.14
        4/18/2004                37.95                36.25       37.69
        4/25/2004                 38.3                35.35        36.4
         5/2/2004                38.18                36.55        37.3
         5/9/2004                   40                37.25       39.98
        5/16/2004                41.56                38.28       41.42
        5/23/2004                41.85                39.65       39.85
        5/30/2004                41.83                   39       39.88
         6/6/2004                42.45                38.15       38.44
        6/13/2004                39.14                36.45       38.42
        6/20/2004                38.83                 36.9       38.68
        6/27/2004                39.05                 37.1       37.45
         7/4/2004                 39.1                35.52       38.37
        7/11/2004                40.45                38.75        39.9
        7/18/2004                 41.8                38.98        41.1
        7/25/2004                 42.3                40.25       41.67
         8/1/2004                43.85                41.05       43.71
         8/8/2004                44.77                42.62       43.94
        8/15/2004                46.65                 43.3        46.6
        8/22/2004                 49.4                45.63        47.6
        8/29/2004                47.22                 42.5        43.1
         9/5/2004                45.37                 41.3       43.93
        9/12/2004                45.09                 42.4       42.83
        9/19/2004                 45.8                42.75       45.62
        9/26/2004                   49                 45.3        48.9
        10/3/2004                50.47                 48.4       50.15
       10/10/2004                 53.4                49.44       53.39
       10/17/2004                   55                51.49       54.88
       10/24/2004                 55.5                52.59       55.15
       10/31/2004                55.67                50.47       51.78
        11/7/2004                 52.5                 48.3       49.55
       11/14/2004                 49.6                46.96       47.42
       11/21/2004                48.95                45.25        48.8
       11/28/2004                50.25                 47.8       49.32
        12/5/2004                 50.4                42.05       42.46
       12/12/2004                 43.6                40.25       40.57
       12/19/2004                46.35                40.25        46.1
       12/26/2004                 46.2                43.65       44.05
         1/2/2005                43.87                   41       43.45
         1/9/2005                 46.1                41.25       45.15
        1/16/2005                48.65                44.95        48.4
        1/23/2005                 49.5                 46.4       48.65
        1/30/2005                49.75                 46.8       47.15
         2/6/2005                48.25                45.75       46.52
        2/13/2005                47.48                 44.6       47.05
        2/20/2005                48.65                 46.6       48.35
        2/27/2005                52.05                48.35        51.6
         3/6/2005                 55.2                50.65       53.65
        3/13/2005                55.65                 52.5       54.55
        3/20/2005                 57.6                53.52        56.3

Other consumables, such as steel, concrete and tires, have also increased in price recently. Worldwide demand for steel grew significantly in 2004, which had a large impact on pricing levels. One of the goals of the Company's focus on continuous improvement is to seek to mitigate the impact of higher consumable prices by extending the life of capital assets and the efficient use of materials and supplies in general.

With the recent strengthening of the gold price and other commodity prices, exploration, development and operating activities have grown substantially in the mining and resource industries, leading to increased competition for qualified personnel and associated labour cost pressures.

3. 2005 OUTLOOK

Kinross expects to produce approximately 1.6 million ounces of gold in 2005, similar to 2004 production. Operating costs are expected to increase by approximately 10% compared to 2004, reflecting higher energy and other input costs, which have risen in the past year. In addition, the expected weakening of the U.S. dollar relative to the local currencies of the countries where the Company currently operates will have a negative impact on operating costs. 2005 is expected to be the final year of production for the Kubaka mine in Russia. Production increases at Refugio in Chile and an increase in our ownership interest at Paracatu in Brazil will offset lower production at other operations. Efforts to extend the mine life at all of the Company's operations will continue.

Exploration expense is expected to be approximately $22 million in 2005, along with capitalized exploration of approximately $7 million for total expenditures of $29 million, which is consistent with 2004 levels. As a result of acquisitions, a higher gold price and the Company's exploration program, Kinross' proven and probable reserves have increased from 13.2 million ounces in 2002 to 19.4 million ounces in 2004. Reserve calculations at December 31, 2004 were estimated using a gold price of $350 per ounce, up from $325 per ounce at December 31, 2003 and $300 per ounce at December 31, 2002.

Capital expenditures are expected to be $172 million in 2005, spread across several projects that are underway.

        o At the Fort Knox mine in Alaska, Kinross is capitalizing the cost of accessing phase five and phase six ore zones;
        o At Paracatu in Brazil, a plant expansion is being studied. Exploration results are being tabulated; and
        o At the Refugio mine in Chile, approximately $30 million of capital will be spent in 2005 to complete the final portion of a rebuild of the crushing circuit.

4. STRATEGY

Kinross' strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share. Kinross' strategy consists of optimizing the performance and, therefore, the value of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects. The strategic plan of Kinross focuses on several initiatives, which are intended to guide Kinross' management toward improving key performance drivers. These key performance drivers include the production of precious metals at the lowest cost possible, and the continued replacement and increase in reserves for future growth.

The key elements in Kinross' strategic plan are:

        o Enhance the value of existing operations through exploration, the optimization of mining plans and a focus on continuous improvement in operating practices;
        o Improve the Company's existing portfolio of properties and projects through exploration, acquisitions and, where appropriate, the disposal of assets; and

        o Build on Kinross' foundation of human resources talent, operating excellence, environmental stewardship and community responsibility to position the Company for future growth and increases in shareholder value.

A focus in 2005 is to continue to expand the precious metals reserve base of Kinross through exploration, optimization of producing assets and accretive acquisitions.

5. DEVELOPMENTS

RESTATEMENT OF FINANCIAL STATEMENTS

CORRECTION OF FOREIGN CURRENCY IMPACT ON FUTURE TAX LIABILITIES

During the preparation of its interim financial statements for 2005, the Company discovered an error relating to its financial statements for the years ended December 31, 2003 and 2004 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future tax liabilities primarily arising on the acquisition of TVX and Echo Bay on January 31, 2003. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate changes related primarily to the future tax liabilities of the Brazilian operations. This restatement primarily affected foreign exchange losses included in other income (expense) and income and mining tax expense. As a result of the treatment of foreign operations as self-sustaining operations until September 29, 2003, a portion of the foreign exchange loss has been charged to cumulative translation adjustment. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement. The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------
                                                            AS
                                                        PREVIOUSLY                       AS
                                                       REPORTED (a)     CHANGE        RESTATED
--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004
LIABILITIES
  Future income and mining taxes                         $   90.6      $   32.9       $  123.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                    $ (487.7)     $  (33.7)      $ (521.4)
  Cumulative translation adjustment                      $   (2.0)     $    0.8       $   (1.2)
--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003
LIABILITIES
  Future income and mining taxes                         $  126.6      $   25.9       $  152.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                    $ (429.1)     $  (26.7)      $ (455.8)
  Cumulative translation adjustment                      $   (2.0)     $    0.8       $   (1.2)
--------------------------------------------------------------------------------------------------
(a)     As  previously  disclosed in the 2004  financial  statements  filed with regulators in November 2005.


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------
                                                            AS
                                                        PREVIOUSLY                       AS
                                                       REPORTED (a)     CHANGE        RESTATED
--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004
Operating loss                                           $  (67.9)     $      -       $  (67.9)
  Other income (expense) - net                           $    3.7      $   (9.9)      $   (6.2)
Loss before taxes and other items                        $  (64.2)     $   (9.9)      $  (74.1)
Income and mining taxes recovery                         $    8.6      $    2.9       $   11.5
Non-controlling interest                                 $    0.3      $      -       $    0.3
Share in loss of investee companies                      $      -      $      -       $      -
Dividends on convertible preferred shares of subsidiary  $   (0.8)     $      -       $   (0.8)
Net loss                                                 $  (56.1)     $   (7.0)      $  (63.1)
Net loss attributable to common shareholders             $  (56.1)     $   (7.0)      $  (63.1)
Loss per share
  Basic and diluted                                      $  (0.16)     $  (0.02)      $  (0.18)
--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003
Operating loss                                           $ (419.6)     $      -       $ (419.6)
  Other income (expense) - net                           $   11.1      $  (24.1)      $  (13.0)
Loss before taxes and other items                        $ (408.5)     $  (24.1)      $ (432.6)
Income and mining taxes expense                          $   (1.5)     $   (2.6)      $   (4.1)
Non-controlling interest                                 $   (0.2)     $      -       $   (0.2)
Share in loss of investee companies                      $      -      $      -       $      -
Dividends on convertible preferred shares of subsidiary  $   (0.8)     $      -       $   (0.8)
Net loss                                                 $ (411.0)     $  (26.7)      $ (437.7)
Net loss attributable to common shareholders             $ (401.0)     $  (26.7)      $ (427.7)
Loss per share
  Basic and diluted                                      $  (1.30)     $  (0.09)      $  (1.39)
--------------------------------------------------------------------------------------------------
(a)     As  previously  disclosed in the 2004  financial  statements  filed with regulators in November 2005.

ACCOUNTING FOR AQUISITION OF TVX AND ECHO BAY

Following comments from, and discussions with, regulatory authorities, Kinross has restated its consolidated financial statements for the year ended December 31, 2003, as described in Note 3 to the financial statements. Changes were made to the purchase price allocation, allocation of goodwill to reporting units and subsequent impairment testing of the assets and liabilities acquired in the TVX and Echo Bay transaction. An independent firm was engaged to provide, with the support of other advisors, a valuation of the significant assets and liabilities acquired as part of the transaction. The independent valuation resulted in an increase in the fair value of the net assets acquired and a consequential reduction in the goodwill as of the acquisition date. The revised purchase price allocation resulted in $736.7 million of goodwill, down from the $918.0 million initially recorded. In addition, the goodwill was allocated to reporting units acquired in the transaction.

The independent valuator also reviewed the impairment testing as at December 31, 2003. As a result, Kinross has recognized for the 2003 fiscal year, an impairment to long-lived assets of $15.2 million relating to property, plant and equipment, $1.9 million relating to investments and $394.4 million relating to goodwill for a total impairment of $411.5 million. This compares with an impairment of $9.9 million to property, plant and equipment and investments and no impairment to goodwill that had been originally recorded for the year ended December 31, 2003. In addition to the impairment losses, depreciation, depletion and amortization increased from $140.9 million to $172.7 million, the provision for income tax decreased from $13.1 million to $1.5 million and net earnings attributable to common shareholders of $19.7 million had been restated to a net loss of $401.0 million. More detailed information on the change to the purchase price allocation and subsequent impairment test is provided in Note 2 to the consolidated financial statements. The following is a summary of financial and operating information for the year ended December 31, 2003, highlighting the impact of the restatement (the restatement also includes the impact of the adoption of CICA Handbook Section 3110 "Asset Retirement Obligations", which was adopted by the Company January 1, 2004 and applied retroactively with a restatement of 2003 and 2002 comparative figures, and includes the restatement related to the correction of the foreign currency impact on future tax liabilities as outlined in Note 2):

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003                                    AS PREVIOUSLY
(IN US$ MILLIONS)                                                   REPORTED        ADJUSTMENT        AS RESTATED
-------------------------------------------------------------------------------------------------------------------
Revenue                                                          $     571.9             --           $     571.9
Depreciaton, depletion and amortization                          $    (140.9)           (31.8)        $    (172.7)
Impairment charges
   Goodwill                                                      $      --             (394.4)        $    (394.4)
   Property, plant and equipment                                 $      (8.0)            (7.2)        $     (15.2)
   Investment                                                    $      (1.9)            --           $      (1.9)
Net earnings (loss) attributable to common shareholders          $      19.7           (420.7)        $    (401.0)
Basic and diluted earnings (loss) per share                      $      0.06            (1.36)        $     (1.30)

Cash and cash equivalents                                        $     245.8             --           $     245.8
Property, plant and equipment                                    $     782.7            227.7         $   1,010.4
Goodwill                                                         $     918.0           (575.7)        $     342.3
Total assets                                                     $   2,142.5           (348.0)        $   1,794.5
Total shareholders' equity                                       $   1,814.7           (432.3)        $   1,382.4
-------------------------------------------------------------------------------------------------------------------

(a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.

ACQUISITION  OF THE  REMAINING  51% INTEREST IN THE PARACATU MINE FROM RIO TINTO
PLC.

On December 31, 2004, the Company completed the purchase of the remaining 51% of Rio Paracatu Mineracao ("RPM"), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. ("Rio Tinto") for $261.2 million in cash, subject to a working capital adjustment following the completion of the transaction. The Paracatu mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction, the Company owns 100% of the property and is now the operator. Kinross acquired its initial 49% interest in the mine on January 31, 2003 when it merged with TVX. The Company financed the transaction with a combination of existing cash balances and debt.

AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION

On November  20,  2003,  Kinross  announced  that it had  executed a  definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

On January 7, 2005, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

As a result of the restatement discussed in Note 2, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

CHANGE IN CEO

On March 23, 2005, the Company announced the appointment of Tye Burt as President and Chief Executive Officer. Mr. Burt replaced Robert Buchan who had announced his intention to step down in January of 2005. Mr. Burt joined Kinross following his most recent position as Vice-Chairman and Executive Director, Corporate Development with Barrick Gold Corporation. Prior to that he spent 16 years in corporate finance in the positions of Chairman of Deutsche Bank Canada and Global Head of Metals and Mining for Deutsche Bank, Head of Investment Banking in Vancouver and Co-head of the Mining Group at Nesbitt Burns and spent many years at Burns Fry Limited in Mergers & Acquisitions and Equity Capital Markets.

DISCONTINUATION OF OPERATIONS AND DEVELOPMENT

o KUBAKA MINE - On January 25, 2005, the Company informed employees and local government officials that it would not proceed with the development of the Tsokol vein located near the Kubaka mill. Tsokol represented roughly 158,000 ounces of probable reserves in Kinross' December 31, 2004 reserve report. Management is currently re-working the mine plan based on this decision. Should closure of the Kubaka operation become the best alternative, this would take place only after completing the mining and milling of the Birkachan open pit and Central Zone Kubaka underground ore body, and the milling of the existing Kubaka stockpiles. This would provide feed for the mill for approximately 12 months. Closure would take place over an additional 12-month period. Development of the Birkachan deposit is still being considered and the Company has continued to evaluate other exploration licenses within the region. An impairment charge of $25.1 million was recorded at the Kubaka mine for the year ended December 31, 2004.

o NEW BRITANNIA MINE - On January 27, 2005, the Company and its joint venture partner High River Gold Mines Ltd. announced that a decision has been made by the joint venture to discontinue development at the New Britannia mine. Exploration efforts were unable to define an extension of the ore body containing better grade and thickness than was mined in mid-2004. Mining of the ore body extension was to begin in the third quarter of 2005. New Britannia suspended mining and milling operations in September 2004, but was drilling the ore body extension with the hope of further extending the mine life. However, these efforts were unsuccessful and in January 2005 it was announced that the mine would be placed on care and maintenance. An impairment charge of $1.3 million was recorded at the New Britannia mine for the year ended December 31, 2004.

o LUPIN MINE - In 2003, the Company suspended operations at the Lupin mine due to poor economic performance. The mine was placed on care and maintenance while a review of alternatives was undertaken. The review concluded that the development of a mine plan to extract previously developed remnant ore was appropriate. Accordingly, the mine recommenced production in March 2004 and continued through to February 2005 and is currently in reclamation. An impairment charge of $7.9 million was recorded at the Lupin mine for the year ended December 31, 2004.

NEW CREDIT FACILITY

In December 2004, Kinross replaced its existing $125 million credit facility with a new three-year $200 million revolving credit facility. The Company used $105.0 million of the new facility to satisfy a portion of the $261.2 million cost to purchase the remaining 51% interest in the Paracatu mine. The facility allowed for the limit to be increased to $300 million and allows for up to seventy percent of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten banks have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the pledge of shares in various wholly owned subsidiaries.

CONSOLIDATION AND DECONSOLIDATION OF COMMON SHARES

Kinross has grown largely through mergers and acquisitions. As a result of this activity, the Company ended up with over 45% of its shareholders with fewer than 100 shares, many with less than 10 shares. In the past, the Company has provided programs where shareholders with small positions could tender them to the Company with no commission payable. However these programs did not reduce the number of small shareholders significantly. In order to reduce the large number of shareholders with fewer than 100 shares, on November 26, 2004, the Company held a special meeting of its shareholders at which they approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was December 5, 2004, with the deconsolidation December 6, 2004. Shareholders holding less than 100 pre-consolidation shares received a cash payment of CDN$9.71 or U.S.$8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004), less withholding tax. Shareholders holding 100 or more pre-consolidation shares were not affected by this action except for the change in CUSIP number on the stock. As a result of this transaction, Kinross repurchased 1,608,844 of its common shares for $11.8 million.

GOLD HEDGE PROGRAM

During the second quarter of 2004, the Company closed out the remaining position in its gold hedge program at a cost of $9.6 million, increasing Kinross' exposure to the spot price of gold. Due to the adoption of Accounting Guideline 13, "Hedging Relationships", the fair value of the forward contracts at January 1, 2004 was deferred on the balance sheet to be recognized in earnings based on the original maturity dates of the contracts. As a result, a deferred loss of $4.7 million relating to these contracts remains deferred on the balance sheet as of December 31, 2004, to be recognized into earnings in 2005.

REPAYMENT OF INDUSTRIAL REVENUE BONDS

During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. These bonds were scheduled for repayment in May 2009. Kinross elected to repay the bonds early as part of its overall debt retirement program.

6. CONSOLIDATED FINANCIAL RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS

===================================================================================================================
                                                         YEARS ENDED DECEMBER 31,                    CHANGE
-------------------------------------------------------------------------------------------------------------------
(IN US$ MILLIONS, EXCEPT OUNCES                         2004       2003 (a)      2002       '04 vs '03   '03 vs '02
AND PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - sold (b)                    1,654,617    1,600,246      852,358           3%          88%
Gold ounces - sold                                   1,585,109    1,541,577      848,513           3%          82%
Silver ounces - sold                                 4,271,980    4,387,829      258,519          (3%)       1597%
Average realized gold price ($/ounce)               $      404   $      357     $    306          13%          17%
Gold sales - revenue                                $    649.8   $    563.4     $  254.5          15%         121%
Gain (loss) on metal derivative contracts (d)             (9.3)       (13.5)         5.1          31%           nm
Silver sales revenue                                      26.3         22.0          1.4          20%        1471%
                                                    ----------   ----------     --------    ---------    ---------
Total revenue                                       $    666.8   $    571.9     $  261.0          17%         119%
Operating loss                                      $    (67.9)  $   (419.6)    $  (19.1)         84%       (2097%)
Net loss                                            $    (63.1)  $   (437.7)    $  (22.8)         86%       (1820%)
Net loss attributable to common shares              $    (63.1)  $   (427.7)    $  (30.1)         85%       (1321%)
Basic and diluted loss per share                    $    (0.18)  $    (1.39)    $  (0.25)         87%        (456%)
-------------------------------------------------------------------------------------------------------------------

(a) 2003 results include TVX and Echo Bay properties for the 11 months from February to December only.
(b) All produced and sold ounces refer to Kinross' proportionate share. Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2004-61.46:1, 2003-74.79:1 and 2002-67.24:1.
(c)     "nm" refers to not meaningful.
(d) Gains or losses on gold or silver options, spot deferred contracts or fixed forward contracts used as a hedge against falling gold prices are recorded as revenue from metal sales.

2004 VS. 2003

o Gold equivalent ounces sold in 2004 increased 3% when compared to 2003. However, 2003 includes only 11 months of revenue and production related to the mines acquired in the TVX/Echo Bay transaction. As a result, when viewed on an annualized full year basis, gold equivalent ounces sold decreased year-over-year. The increase in total revenues for 2004, when compared to 2003, is primarily the result of 13% higher average realized gold prices for 2004. The change in equivalent ounces sold, on a annualized full year basis, is primarily due to the following:

        o Fort Knox ounces sold declined by approximately 5% as a result of deferring production from the True North deposit in the first half of 2004.
        o Ounces sold at the Porcupine joint venture decreased by 15% as a result of the closure of the Dome underground operation in May 2004.
        o Production at Musselwhite was higher due to an increase in processed ore as a result of improved equipment utilization.
        o A production decline at Kubaka of over 20% related to the completion of mining at the Kubaka pit and the delay in the completion of the all weather road from Birkachan to the Kubaka mill.
        o Ounces sold at Other operations declined due to lower production at Lupin and New Britannia. Production at New Britannia declined approximately 20% due to the suspension of operations in the third quarter of 2004.

o Net loss attributable to common shares for 2004 was $63.1 million, or $0.18 per share, compared to a net loss attributable to common shares for 2003 of $427.7 million, or $1.39 per share. The losses for 2004 and 2003 primarily resulted from total impairment charges of $59.9 million and $411.5 million, respectively. Excluding these impairment charges, results for 2004 would have been a net loss attributable to common shares of $5.6 million, compared to a net loss attributable to common shares of $17.2 million in 2003.

2003 VS. 2002

o The Company's share of gold equivalent sales for 2003 was higher than 2002 primarily because 2003 includes 11 months of gold sales related to the assets acquired in the TVX/Echo Bay transaction.

o Revenue for 2003 increased 119%, as compared to 2002, due to the TVX/Echo Bay acquisition and higher realized gold prices, which were up 17% in 2003.

o The operations which continued from 2002 reflected the following changes:

        o Ounces sold at Fort Knox declined approximately 13% resulting from the processing of lower grade ore and a lower recovery rate.
        o Proportionate ounces sold at the Porcupine joint venture increased by 19%. On July 1, 2002, the Company formed a joint venture with Placer Dome, combining the two companies' gold mining operations in the Porcupine district in Timmins, Ontario.
        o Ounces sold at Kubaka declined by 26% reflecting the cessation of mining activities at the Kubaka pit and the processing of lower grade stockpiles.

o       The Refugio mine did not have any material production during 2003.

o Net loss attributable to common shares for 2003 was $427.7 million, or $1.39 per share, compared to a net loss attributable to common shares for 2002 of $30.1 million, or $0.25 per share. The net loss for 2003 was the result of impairment charges totaling $411.5 million, which included an impairment charge of $394.4 million on the goodwill resulting from the TVX/Echo Bay transaction.

o The net earnings attributable to common shares for 2003 and 2002 were restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement decreased the net loss for 2003 by $3.1 million and the net loss for 2002 by $8.1 million.

2005

        Kinross expects to produce approximately 1.6 million gold equivalent ounces in 2005, similar to 2004 production. Attributable production at Paracatu is expected to increase by over 90% with the acquisition of the remaining 51% interest in Paracatu. With the recommissioning of Refugio in 2005, production at this mine is expected to be approximately 40,000 ounces. The increase from Paracatu and Refugio will be offset by the shutdown of operations at New Britannia and Lupin. 2005 is also expected to be the final year of production for the Kubaka mine in Russia, with closure expected to take place largely during 2006.

SEGMENT EARNINGS (LOSS)

----------------------------------------------------------------- ------------------------------------------
                                                                       2004 VS 2003          2003 VS 2002
(IN US$ MILLIONS)                  2004       2003 (a)    2002      Change $   Change %   Change $   Change %
----------------------------------------------------------------- ------------------------------------------
OPERATING SEGMENTS
  Fort Knox                      $  16.6    $   7.0     $ (24.0)   $   9.6       137%   $   31.0         nm
  Paracatu (b)                       2.9      (96.8)         --       99.7         nm      (96.8)        --
  Round Mountain                    25.8      (81.6)         --      107.4         nm      (81.6)        --
  Porcupine Joint Venture            5.7        1.5         4.7        4.2       280%       (3.2)      (68%)
  La Coipa                           0.9      (70.8)         --       71.7         nm      (70.8)        --
  Crixas                            12.8      (33.8)         --       46.6         nm      (33.8)        --
  Musselwhite                       (3.8)     (60.9)         --       57.1        94%      (60.9)        --
  Kubaka (c)                       (18.1)      12.0        19.4      (30.1)        nm       (7.4)      (38%)
  Other operations (d)             (36.3)     (50.2)       (0.3)      13.9        28%      (49.9)        nm
CORPORATE & OTHER                  (74.4)     (46.0)      (18.9)     (28.4)      (62%)     (27.1)     (143%)
----------------------------------------------------------------- ------------------------------------------
TOTAL                            $ (67.9)  $ (419.6)    $ (19.1)   $ 351.7        84%   $ (400.5)    (2097%)
================================================================= ==========================================

(a) Segment earnings (loss) for 2003 include only 11 months of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.
(b) The acquisition of Paracatu was completed on December 31, 2004 (see Note 6 to the consolidated financial statements for the year ended December 31, 2004). Therefore, the Company's 49% proportionate share of
        Paracatu`s operating results have been included for the year ended December 31, 2004.
(c) Segment earnings (loss) for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).
(d) Other operations include Kettle River, Refugio, Lupin and New Britannia. Segment earnings (loss) for 2003 included the Company's portion of financial results of Lupin and Kettle River at 100% and New Britannia at 50% since February 1, 2003.

RESULTS OF OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - USA

-------------------------------------------------------------------------------------------------------------------
                                                                              2004 VS 2003          2003 VS 2002
                                            2004       2003       2002      Change    Change %   Change    Change %
-------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's)                   10,927     12,739     13,700     (1,812)      (14%)     (961)       (7%)
Tonnes processed (000's)                   13,239     13,685     13,843       (446)       (3%)     (158)       (1%)
Grade (grams/tonne)                          0.94       1.07       1.09      (0.13)      (12%)    (0.02)       (2%)
Recovery (%)                                 84.2       83.1       84.4        1.1         1%      (1.3)       (2%)
Gold equivalent ounces
    Produced                              338,334    391,831    410,519    (53,497)      (14%)  (18,688)       (5%)
    Sold                                  351,738    370,152    423,510    (18,414)       (5%)  (53,358)      (13%)

FINANCIAL DATA (in US$ millions)
Revenues                                 $  143.9   $  136.3   $  131.6   $    7.6         6%  $    4.7         4%
Cost of sales                                89.2       90.3       99.0       (1.1)       (1%)     (8.7)       (9%)
Accretion                                     1.3        0.6        0.5        0.7       117%       0.1        20%
Depreciation, depletion and amortization     35.9       36.0       54.9       (0.1)       (0%)    (18.9)      (34%)
-------------------------------------------------------------------------------------------------------------------
                                             17.5        9.4      (22.8)       8.1        86%      32.2         nm
Exploration                                   0.6        2.4        1.2       (1.8)      (75%)      1.2       100%
Other                                         0.3         --         --        0.3         nm        --         0%
-------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                  $   16.6   $    7.0   $  (24.0)  $    9.6       137%  $   31.0         nm
-------------------------------------------------------------------------------------------------------------------

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox.

2004 VS. 2003

Gold equivalent ounces produced declined by 14% as a result of the decision to defer production from the higher grade True North deposit until the second half of 2004, which resulted in lower ore grade and fewer tonnes of ore processed. The decrease in ore milled in 2004 was also the result of harder ore from the Fort Knox pit being processed through the mill for the first six months, compared with the blended ore from True North and Fort Knox for the full year in 2003. Revenue increased by 6% due to the higher realized gold prices, despite fewer ounces being sold. The slight decrease in operating costs reflects the suspension of mining at True North for the latter half of 2004. This was partially offset by higher reagent costs and higher labour costs, as increased manpower was required to operate larger capacity mining equipment that was added to the fleet. Depreciation expense remained largely unchanged despite fewer ounces being sold. This was due to capital expenditures in 2004 and 2003 increasing the assets subject to depreciation, partially offset by an increased reserve base. Production for 2005 is forecast to be similar to 2004, with improved recovery rates largely expected to offset lower grades.

2003 VS. 2002

In 2003, revenue increased by 4% due to an increase in the realized gold price. Gold equivalent ounces produced declined by 5% largely due to the processing of lower grade True North ore and lower recovery rates.

Recovery rates were lower as the True North ore was slightly more refractory due to the presence of sulphides. Both the lower processing grade and recovery rates adversely impacted costs. Depreciation expense decreased by 34%, largely as a result of fewer ounces being sold, along with an increase in the reserves at the Fort Knox pit, which had lower depreciation, on a per ounce basis, than the True North pit.

PARACATU (100% OWNERSHIP AND OPERATOR) - BRAZIL

----------------------------------------------------------------------------------------
                                                                      2004 VS 2003
                                          2004 (a)     2003 (b)     Change     Change %
----------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (c)                17,281       17,263          18          0%
Tonnes processed (000's) (c)                17,342       16,891         451          3%
Grade (grams/tonne)                           0.40         0.40          --          0%
Recovery (%)                                 76.8%        76.8%          --          0%
Gold equivalent ounces
    Produced                                92,356       91,176       1,180          1%
    Sold                                    93,279       88,561       4,718          5%

FINANCIAL DATA (in US$ millions)
Revenues                                    $ 38.2       $ 32.0       $ 6.2         19%
Cost of sales                                 20.6         18.0         2.6         14%
Accretion                                      0.5          0.5          --          0%
Depreciation, depletion and amortization       9.5          9.8        (0.3)        (3%)
----------------------------------------------------------------------------------------
                                               7.6          3.7         3.9        105%
Impairment charge (d)                          2.1         99.4       (97.3)       (98%)
Other                                          2.6          1.1         1.5        136%
----------------------------------------------------------------------------------------
Segment earnings (loss)                      $ 2.9      $ (96.8)     $ 99.7          nm
----------------------------------------------------------------------------------------

(a) 2004 results reflect 49% ownership. The Company acquired the remaining 51% and became the mine operator on December 31, 2004.
(b)     2003 results are for the 11 months from February through December only.
(c)     Tonnes mined/processed represent 100% of mine production.
(d) Prior to the restatement, the Company had recorded an impairment charge in 2004 of $143.0 million against the goodwill allocated to Paracatu.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto.

2004 VS. 2003

Gold equivalent production was slightly higher despite 12 months of production versus 11 months in the previous year. On a full year basis, the production was actually lower, which resulted primarily from lower tonnes processed. Grade and recovery rates were similar in both periods. Revenue increased by 19% due to a 5% increase in ounces sold and higher realized gold prices. Higher costs were the result of higher power prices, increased contracted service costs and a strengthening of the Brazilian real against the U.S. dollar of approximately 5%. As a result of additional reserve ounces, depreciation expense was 3% lower year-over-year, despite an increase in the number of ounces sold.

In February 2005, Kinross' Board of Directors approved funding for basic engineering for a semi-autogenous grinding ("SAG") mill expansion project and to commit to the purchase of the SAG mill. The mill will be expanded over a four-year period from its current capacity of 18 million tonnes per year. After basic engineering is completed in early 2006, a final capital cost estimate will form the basis for a final funding decision by the Board of Directors in 2006. Exploration drilling is continuing onsite.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - USA

-----------------------------------------------------------------------------------------
                                                                         2004 VS 2003
                                             2004       2003 (a)     Change      Change %
-----------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)                 35,820      39,824      (4,004)        (10%)
Tonnes processed (000's) (b)                 67,065      52,636      14,429          27%
Grade (grams/tonne)                            0.65        0.65          --           0%
Recovery (%)                                  66.0%       66.0%          --           0%
Gold equivalent ounces
    Produced                                387,785     364,271      23,514           6%
    Sold                                    375,421     363,273      12,148           3%

FINANCIAL DATA (in US$ millions)
Revenues                                   $  154.1    $  131.9     $  22.2          17%
Cost of sales                                  82.3        74.9         7.4          10%
Accretion                                       1.9         1.6         0.3          19%
Depreciation, depletion and amortization       43.3        45.0        (1.7)         (4%)
-----------------------------------------------------------------------------------------
                                               26.6        10.4        16.2         156%
Exploration                                     0.8         2.1        (1.3)        (62%)
Impairment charge                                --        89.9       (89.9)       (100%)
-----------------------------------------------------------------------------------------
Segment earnings (loss)                    $   25.8    $  (81.6)    $ 107.4           nm
-----------------------------------------------------------------------------------------

(a)     2003 results are for the 11 months from February through December only.
(b)     Tonnes mined/processed represent 100% of mine production.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, in the acquisition of Echo Bay on January 31, 2003.

2004 VS. 2003

Revenue increased by 17% due to higher realized gold prices and an increase in the gold equivalent ounces produced and sold. The increase in production and operating costs in 2004 was due to the inclusion of only 11 months of operations in 2003. Production and costs were also affected by the failure of an electrical transformer in the second half of 2003. As a result, the focus shifted to accelerating ore placement on the leach pads, to help offset milling and crushing limitations due to power constraints. Depreciation expense was 4% lower year-over-year, despite an increase in the number of ounces sold as a result of additional reserve ounces. Production in 2005 is expected to be lower due to lower forecasted grades and recovery rates. Pre-stripping for a new layback program began in 2005 in order to expand the Round Mountain open pit. Ore from this layback is expected to benefit production in late 2006. In addition, an underground exploration program has begun to evaluate a known target with preliminary results expected in 2006.

PORCUPINE (49% INTEREST; PLACER DOME 51% AND OPERATOR) - CANADA

--------------------------------------------------------------------------------------------------------------------
                                                                            2004 VS 2003          2003 VS 2002
                                          2004       2003     2002 (a)    Change    Change %    Change    Change %
--------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)               13,752     19,062     10,822     (5,310)      (28%)     8,240        76%
Tonnes processed (000's) (b)                3,995      4,705      2,391       (710)      (15%)     2,314        97%
Grade (grams/tonne)                          3.35       3.73       5.02      (0.38)      (10%)     (1.29)      (26%)
Recovery (%)                                91.8%      92.4%      90.6%        (1%)       (1%)      1.8%         2%
Gold equivalent ounces
    Produced                              193,799    223,960    189,464    (30,161)      (13%)    34,496        18%
    Sold                                  191,296    225,001    188,733    (33,705)      (15%)    36,268        19%

FINANCIAL DATA (in US$ millions)
Revenues                                 $   78.8   $   83.0   $   58.3   $   (4.2)       (5%)   $  24.7        42%
Cost of sales                                44.4       48.9       36.2       (4.5)       (9%)      12.7        35%
Accretion                                     2.3        2.3       (2.4)        --         0%        4.7         nm
Depreciation, depletion and amortization     22.7       24.9       16.7       (2.2)       (9%)       8.2        49%
--------------------------------------------------------------------------------------------------------------------
                                              9.4        6.9        7.8        2.5        36%       (0.9)      (12%)
Exploration                                   3.2        2.5        2.3        0.7        28%        0.2         9%
Other                                         0.5        2.9        0.8       (2.4)      (83%)       2.1       263%
--------------------------------------------------------------------------------------------------------------------
Segment earnings                         $    5.7   $    1.5   $    4.7   $    4.2       280%    $  (3.2)      (68%)
--------------------------------------------------------------------------------------------------------------------

(a) 2002 results reflect 100% of Hoyle Pond from January to July 2002 and 49% of the joint venture thereafter.
(b)     Tonnes mined/processed represent 100% of mine production.

On July 1, 2002, the Company formed the Porcupine joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer Dome"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. The ownership of this unincorporated joint venture is 51% Placer Dome and 49% Kinross. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Capital, exploration and operating costs are funded in proportion to each party's ownership interest. Upon creation of the joint venture, Placer Dome contributed the Dome mine and mill and the Company contributed the Hoyle Pond and Pamour mines and the Bell Creek mill along with exploration properties in the Porcupine district.

2004 VS. 2003

Revenue was down in 2004 due to fewer ounces being produced and sold, which was partially offset by higher gold prices. Production in 2004, as compared with 2003, was lower due to lower grade and fewer tonnes processed resulting from the planned closure of the Dome underground in late May 2004. Mining continued at the Dome and Hoyle open pits. Costs, on a per ounce basis, were higher due to lower production, rising operating costs and a stronger Canadian dollar. Depreciation expense was down by 9%, largely due to the decrease in the number of ounces sold year-over-year.

Production for 2005 is expected to be similar to 2004. The closure of the Dome open pit in late 2005 is expected to be offset by the commencement of production from the Pamour open pit.

2003 VS. 2002

Production increased in 2003 as a result of the production from the Dome mine following the formation of the Porcupine joint venture. Comparative production and cost information for the first half of 2002 represents the Company's results from only the Hoyle Pond mine.

LA COIPA (50% OWNERSHIP; PLACER DOME 50% AND OPERATOR) - CHILE

-----------------------------------------------------------------------------------------
                                                                         2004 VS 2003
                                              2004      2003 (a)     Change      Change %
-----------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)                  3,769       4,257        (488)        (11%)
Tonnes processed (000's) (b)                  6,562       5,928         634          11%
Grade (grams/tonne)
           - Gold                              1.10        1.20       (0.10)         (8%)
           - Silver                           60.83       65.00       (4.17)         (6%)
Recovery (%)
           - Gold                             81.2%       83.5%       (2.3%)         (3%)
           - Silver                           57.5%      60.70%       (3.2%)         (5%)
Gold equivalent ounces
    Produced                                150,887     144,125       6,762           5%
    Sold                                    149,785     138,733      11,052           8%

Silver ounces produced                    3,692,575   3,793,568    (100,993)         (3%)

FINANCIAL DATA (in US$ millions)
Revenues                                 $     59.0  $     51.5   $     7.5          15%
Cost of sales                                  39.7        34.4         5.3          15%
Accretion                                       0.4         0.3         0.1          33%
Depreciation, depletion and amortization       16.8        17.9        (1.1)         (6%)
-----------------------------------------------------------------------------------------
                                                2.1        (1.1)        3.2           nm
Exploration                                     0.5         0.9        (0.4)        (44%)
Impairment charge                                --        68.8       (68.8)       (100%)
Other                                           0.7          --         0.7           nm
-----------------------------------------------------------------------------------------
Segment earnings (loss)                  $      0.9  $    (70.8)  $    71.7           nm
-----------------------------------------------------------------------------------------

(a)     2003 results are for the 11 months from February through December only.
(b)     Tonnes mined/processed represent 100% of mine production.

The Company acquired its ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003.

2004 VS. 2003

As budgeted, tonnes mined during the year were lower than 2003 due to an increase in the stripping required. Gold equivalent production was higher in 2004 due to the inclusion of only 11 months of production in 2003. On a full year basis, production was 4% lower due to lower grade and recovery rates, while tonnes processed were similar. Revenue increased as a result of higher realized gold prices and more ounces sold. Depreciation expense was lower, despite increased production as a result of an increased reserve base.

Production, on a gold equivalent basis, is expected to be lower in 2005 and costs are expected to be higher due to pit wall remediation costs and the mining of lower grade ore.

CRIXAS (50% OWNERSHIP; ANGLOGOLD ASHANTI 50% AND OPERATOR) - BRAZIL

-----------------------------------------------------------------------------------------
                                                                      2004 VS 2003
                                           2004      2003 (a)     Change      Change %
-----------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)                    746         684          62           9%
Tonnes processed (000's) (b)                    746         684          62           9%
Grade (grams/tonne)                            8.18        8.24       (0.06)         (1%)
Recovery - Gold (%)                           95.4%       95.7%       (0.3%)         (0%)
Gold equivalent ounces
    Produced                                 93,540      86,698       6,842           8%
    Sold                                     93,265      87,665       5,600           6%

FINANCIAL DATA (in US$ millions)
Revenues                                     $ 38.2      $ 31.9       $ 6.3          20%
Cost of sales                                  12.2        10.3         1.9          18%
Accretion                                       0.1         0.1          --           0%
Depreciation, depletion and amortization       12.8        12.3         0.5           4%
-----------------------------------------------------------------------------------------
                                               13.1         9.2         3.9          42%
Exploration                                     0.3         0.5        (0.2)        (40%)
Impairment charge                                --        42.5       (42.5)       (100%)
-----------------------------------------------------------------------------------------
Segment earnings (loss)                      $ 12.8     $ (33.8)     $ 46.6           nm
-----------------------------------------------------------------------------------------

(a)     2003 results are for the 11 months from February through December only.
(b)     Tonnes mined/processed represent 100% of mine production.

The Company acquired its ownership interest in the Crixas underground mine, located in the State of Goais, in the acquisition of TVX on January 31, 2003.

2004 VS. 2003

Revenue was 20% due to higher realized gold prices and increased production. Gold equivalent production was higher in 2004 due to the inclusion of only 11 months of production in 2003. On a full year basis, production was slightly lower. While grade and recovery rates were similar, operating costs increased due to higher labour and power costs and an approximate 5% appreciation of the Brazilian real against the U.S. dollar. Depreciation expense increase by 4%, largely due to the 6% increase in the number of ounces sold. Production in 2005 is expected to be lower than 2004, due to lower forecasted ore grades.

MUSSELWHITE (31.93% OWNERSHIP; PLACER DOME 68.07% AND OPERATOR) - CANADA

------------------------------------------------------------------------------------------
                                                                       2004 VS 2003
                                            2004      2003 (a)     Change      Change %
------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)                   2,340       1,229       1,111          90%
Tonnes processed (000's) (b)                   1,459       1,229         230          19%
Grade (grams/tonne)                             5.30        5.40       (0.10)         (2%)
Recovery (%)                                   95.8%       95.5%        0.3%           0%
Gold equivalent ounces
    Produced                                  76,640      64,978      11,662          18%
    Sold                                      78,430      61,333      17,097          28%

FINANCIAL DATA (in US$ millions)
Revenues                                     $  32.1     $  22.5     $   9.6          43%
Cost of sales                                   21.1        15.9         5.2          33%
Accretion                                        0.1         0.1          --           0%
Depreciation, depletion and amortization        12.5        11.2         1.3          12%
------------------------------------------------------------------------------------------
                                                (1.6)       (4.7)        3.1         (66%)
Exploration                                      2.0         2.1        (0.1)         (5%)
Impairment charge                                 --        53.9       (53.9)       (100%)
Other                                            0.2         0.2          --           0%
------------------------------------------------------------------------------------------
Segment loss                                 $  (3.8)    $ (60.9)    $  57.1          94%
------------------------------------------------------------------------------------------

(a)     2003 results are for the 11 months from February through December only.
(b)     Tonnes mined/processed represent 100% of mine production.

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, in the acquisition of TVX on January 31, 2003.

2004 VS. 2003

Gold equivalent production increased by 18% in 2004 due to the inclusion of only 11 months in 2003, but also due to more ore being processed (increased by 19%), as a result of improved equipment utilization. With the increased production along with higher realized gold prices, revenue increased year-over-year by 43%. Operating costs were up 33% during the year as a result of increased mining activity along with increased labour and consumable costs, and a stronger Canadian dollar. Despite a 28% increase in ounces sold, depreciation expense increased only 12% due to additions to the mine's reserve base.

During 2005, grade, recovery rate and production are expected to be similar to 2004. However, costs are expected to continue to increase largely because of a strengthening Canadian dollar.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

--------------------------------------------------------------------------------------------------------------------
                                                                            2004 VS 2003          2003 VS 2002
                                          2004     2003 (a)     2002      Change    Change %    Change    Change %
--------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes ore mined (000's) (b)                  178         62         62        116       187%         --         0%
Tonnes processed (000's) (b)                  778        883        850       (105)      (12%)        33         4%
Grade (grams/tonne)                          5.07       6.42      14.93      (1.35)      (21%)     (8.51)      (57%)
Recovery (%)                                97.2%      97.1%      97.5%       0.1%         0%      (0.4%)       (0%)
Gold equivalent ounces
    Produced                              123,616    164,006    220,972    (40,390)      (25%)   (56,966)      (26%)
    Sold                                  130,180    164,486    222,513    (34,306)      (21%)   (58,027)      (26%)

FINANCIAL DATA (in US$ millions)
Revenues                                 $   53.6   $   60.7   $   69.2   $   (7.1)      (12%)  $   (8.5)      (12%)
Cost of sales                                36.4       29.9       28.2        6.5        22%        1.7         6%
Accretion                                     0.4        0.1        0.2        0.3       300%       (0.1)      (50%)
Depreciation, depletion and amortization      6.9       16.7       20.1       (9.8)      (59%)      (3.4)      (17%)
--------------------------------------------------------------------------------------------------------------------
                                              9.9       14.0       20.7       (4.1)      (29%)      (6.7)      (32%)
Exploration                                   0.4        1.3        1.3       (0.9)      (69%)        --         0%
Impairment charge                            25.1         --         --       25.1         nm         --         nm
Other                                         2.5        0.7         --        1.8       257%        0.7         nm
--------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                  $  (18.1)  $   12.0   $   19.4   $  (30.1)        nm   $   (7.4)      (38%)
--------------------------------------------------------------------------------------------------------------------

(a)     54.7% ownership interest to February 28, 2003, 98.1% thereafter.
(b)     Tonnes mined/processed represent 100% of mine production.

Kinross acquired a 54.7% interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia, in three transactions in 1998 and 1999. On February 28, 2003, the Company completed a step-up transaction to bring its ownership interest to the current 98.1%. Consideration for this further interest was $44.7 million.

2004 VS. 2003

Gold equivalent production in 2004 of 123,616 ounces was 25% lower than 2003 due to the processing of lower grade stockpiles and an 8-week scheduled shutdown of the mill. The shutdown was to allow for more efficient operations of the mill and to eliminate overtime-related labour costs associated with vacations. The cost increase, despite lower production, reflects lower grade and additional costs to transport the ore from the Birkachan property to the mill; partially offset by reduced selling costs and property taxes. As a result of the lower production in 2004, revenue was down by 12%. The lower gold production was partially offset by higher realized gold prices. Depreciation expense was also lower, due to lower production and a change to the mix of underground versus open pit ore being processed. An impairment charge of $25.1 million was recorded in the fourth quarter of 2004 following the decision not to proceed with the development of the Tsokol vein located near the Kubaka mill.

2003 VS. 2002

Kinross' share of gold equivalent production was down from 220,972 ounces in 2002 to 164,006 ounces in 2003 despite the increased ownership. The reduction was due to the processing of lower grade stockpiles following the cessation of mining activities at the Kubaka pit and lower than expected underground production. The lower grade and production adversely impacted costs on a per ounce basis. The lower gold production in 2003, compared with 2002, lead to a 12% drop in revenue. The lower gold production was partially offset by higher realized gold prices. The lower gold production also resulted in lower depreciation expense.

Mining at the Birkachan property ceased in July 2005; however, production from stockpiles is expected to continue to the end of the year for a total of 128,900 gold equivalent ounces. While there is no specific development plans for the Kubaka mine, there are still areas of interest that management will continue to evaluate. Closure of the mine is expected to take place largely during 2006.

OTHER OPERATING SEGMENTS

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - USA

Kinross acquired Kettle River, located in the state of Washington, in the acquisition of Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in December 2003. During 2004, gold equivalent production was 96,789 ounces versus a budget of 100,000 ounces. Production was lower than budget due to lower than expected grades and fewer tonnes of ore processed, partially offset by better than planned recovery rates. Operating costs were higher than expected due to increased fuel and consumable costs. A toll milling agreement between the Company and Crown has allowed the permitting to proceed at the Buckhorn deposit. Permitting should be completed in 2006.

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

The mine is expected to achieve its continuous production rate of 40,000 tonnes per day by year-end 2005. The Company's share of the capital cost is expected to total approximately $67 million, which is above budget. The increased costs were due to unexpected delays and higher input costs. The recommissioned mine is capable of producing approximately 115,000 to 130,000 ounces annually to Kinross' account.

NEW BRITANNIA (50% OWNERSHIP AND OPERATOR) - CANADA

The Company acquired its 50% interest in the New Britannia mine, located in northern Manitoba, Canada, in the acquisition of TVX on January 31, 2003. All development activities were suspended in the first quarter of 2004. In early 2005, after exploration efforts were unable to define extensions to the ore body that could be mined profitably, the decision was made to place the mine on care and maintenance. As a result of the suspension of development activities in 2004, production dropped to 23,652 gold equivalent ounces, compared with 31,627 ounces in 2003.

LUPIN (100% OWNERSHIP AND OPERATOR) - CANADA

The Company's Lupin mine, an underground mine located in Nunavut territory, was acquired in the acquisition of Echo Bay on January 31, 2003. In August 2003, the Company announced the suspension of operations at Lupin due to lower than expected gold production and higher costs. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract previously developed remnant ore was appropriate. Accordingly, the mine recommenced production in March 2004 and produced 66,577 gold equivalent ounces during the balance of the year, an increase of 19% over 2003.

EXPLORATION AND BUSINESS DEVELOPMENT EXPENSE

--------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                   2005                                         2004 VS 2003          2003 VS 2002
                                FORECAST     2004       2003      2002     Change $   Change %   Change $   Change %
--------------------------------------------------------------------------------------------------------------------
Exploration and business
 development                     $ 22.1     $ 20.4     $ 24.3    $ 11.6     $ (3.9)      (16%)    $ 12.7       109%
--------------------------------------------------------------------------------------------------------------------

2004 The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects. Exploration expense in 2004, while down 16%
from 2003, still exceeded $20 million. Exploration expenditures at mines the Company operates totaled $14.4 million. This included $2.2 million at Kettle River, $0.6 million at Fort Knox, $0.8 million at Round Mountain and $0.4 million at Kubaka. The Company's share of exploration expenditures at joint venture properties operated by others included $3.2 million at Porcupine, $2.0 million at Musselwhite, $0.5 million at La Coipa and $0.3 million at Crixas. For 2005, the Company plans to spend a total of $28.7 million on exploration, of which $22.1 million will be expensed and $6.6 million will be capitalized.

2003 Exploration activities increased significantly in 2003 upon completion of the TVX/Echo Bay merger and as a result of higher gold prices. Exploration activities were focused principally at and around existing operating mines and at the Kettle River - Emanuel Creek project in Washington State and the Refugio project in Chile. During 2003, the Company spent $11.3 million on exploration at mines it operates including $2.7 million at Kettle River, $2.4 million at Fort Knox, $2.1 million on district exploration and advancing the Gold Hill project at Round Mountain and $1.3 million in the Kubaka area. At the Company's joint venture properties operated by others, the Company's portion of exploration expenditures in 2003 totaled $6.0 million, including $2.5 million at Porcupine and $2.1 million at Musselwhite. Other exploration expenses totaled $3.8 million, of which $1.4 million was spent at Refugio.

GENERAL AND ADMINISTRATIVE

--------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                                        2004 VS 2003           2003 VS 2002
                                 2004       2003        2002      Change $   Change %    Change $    Change %
--------------------------------------------------------------------------------------------------------------
General and administrative      $ 36.4      $ 25.0      $ 11.3     $ 11.4         46%      $ 13.7        121%
--------------------------------------------------------------------------------------------------------------

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at corporate offices located in Toronto, Reno and Brazil.

The 46% increase in general and administrative expense in 2004 was the result of a number of factors. Increased legal costs, insurance and payroll and benefits costs contributed to the higher general and administrative expense. In addition, the Company also began recording stock option expense, which totaled $1.8 million in 2004. The weakening U.S. dollar also had an impact, as a large portion of the Company's general and administrative is incurred in Canadian dollars. The average exchange rate of the U.S. dollar vis-a-vis the Canadian dollar decreased by 8% between 2003 and 2004.

General and administrative expenses in 2003 were higher than 2002 due to the increased size of the Company resulting from the combination with TVX and Echo Bay along with various transitional issues. Compliance with new regulatory requirements also increased costs.

IMPAIRMENT OF GOODWILL

Goodwill is not amortized, however, the Company evaluates, on at least an annual basis, its carrying value. An impairment test is required if the carrying amount of the reporting unit exceeds the sum of the undiscounted cash flows expected to result from the use and any residual value of the units. If it is determined that goodwill needs to be tested for impairment, an analysis is performed that compares the fair value of the reporting units against their carrying value. Based on the analysis performed by an independent valuator, as of December 31, 2004, the Company recorded an impairment loss of $12.4 million against goodwill relating to the Gurupi exploration project.

The restated results for the year ended December 31, 2003, resulted in a goodwill impairment loss of $394.4 million. The restatement to goodwill, which followed discussions with regulators, is described in the "Restatement of Financial Statements" in the "Developments" section of the MD&A. A breakdown of the impairment charges to goodwill is as follows:

------------------------------------------------------------------------------
IN US$ MILLIONS
                                                            2004        2003
------------------------------------------------------------------------------

Gurupi property - exploration project                       $ 12.4     $ 26.2
Paracatu                                                        --       99.4
Crixas                                                          --       42.5
La Coipa                                                        --       65.9
Round Mountain                                                  --       87.2
Musselwhite                                                     --       53.9
Aquarius                                                        --       19.3
------------------------------------------------------------------------------
Total                                                       $ 12.4    $ 394.4
==============================================================================

IMPAIRMENT OF ASSETS AND INVESTMENTS

To impairment-test the carrying values of tangible assets, Kinross re-estimates the future cash flows from reserves and resources. If the sum of all these cash flows is less than the carrying value, Kinross writes down the assets to fair value, which is generally the present value of the cash flows.

The following is a breakdown of the impairments recorded against the Company's property, plant and equipment and investments for the three years ended December 31, 2004:

-------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS
                                                                              2004           2003           2002
-------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Kubaka                                                                        $ 25.1         $   --          $  --
Gurupi property - exploration project                                            5.0             --             --
Paracatu                                                                         2.1             --             --
Round Mountain                                                                    --            2.7             --
La Coipa                                                                          --            2.9             --
Lupin                                                                            7.9            4.4             --
New Britannia                                                                    1.3             --             --
Norseman property - exploration project                                          3.5
E-Crete - aerated concrete producer                                               --            5.2             --
Reclamation projects                                                             1.2             --             --
-------------------------------------------------------------------------------------------------------------------
                                                                                46.1           15.2             --
-------------------------------------------------------------------------------------------------------------------
INVESTMENTS
Loan receivable from joint venture partner                                        --            1.2             --
Marketable securities and long-term investments                                  1.4            0.7            0.2
-------------------------------------------------------------------------------------------------------------------
                                                                                 1.4            1.9            0.2
-------------------------------------------------------------------------------------------------------------------
                                                                              $ 47.5         $ 17.1          $ 0.2
-------------------------------------------------------------------------------------------------------------------

In 2004, impairment losses of $46.1 million were recorded against the carrying value of long-lived assets at various operations, along with an impairment loss of $1.4 million recorded against investments for a total of $47.5 million. An impairment loss of $25.1 million was recorded at the Company's Kubaka operation, following the decision not to proceed with the development of the Tsokol vein located near the Kubaka mill. At Lupin, a charge of $7.9 million was recorded, as the mine is scheduled for reclamation in 2005. Based on a review of the resources at year end, an impairment charge of $5.0 million was recorded at Gurupi on its long-lived assets, in addition to the impairment loss against goodwill. The Company is evaluating options concerning Gurupi going forward. An impairment loss of $3.5 million was recorded against the carrying value of the Norseman property in Australia, as the decision was made by the Company to dispose of the property. Impairment losses were also recorded at Paracatu ($2.1 million), New Britannia ($1.3 million) and the Delamar reclamation property ($1.2 million).

For the year ended December 31, 2003, following a comprehensive review of its properties, Kinross determined that the fair value of Round Mountain, La Coipa, Lupin and E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than net book value. Accordingly, Kinross recorded a $15.2 million impairment charge in relation to these properties. In addition, Kinross recorded an impairment to investments of $1.9 million.

In the fourth quarter of 2002, an impairment charge against investments was recorded for $0.2 million.

GAIN ON DISPOSAL OF ASSETS

Kinross had followed a strategy of investing in junior gold companies. In 2004, the Company realized a net gain on the disposals of assets of $1.7 million, versus $29.5 million in 2003 and $2.7 million in 2002.

OTHER INCOME - NET

-------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                                                2004 VS 2003         2003 VS 2002
                                               2004     2003       2002     Change $   Change %   Change $  Change %
-------------------------------------------------------------------------------------------------------------------
Interest and other income                    $ 9.1    $ 12.3     $ 16.9       (3.2)      (26%)      (4.6)     (27%)
Non-hedge derivative gains (losses)            3.1       0.4       (2.7)       2.7       675%        3.1        nm
Interest expense on long-term liabilities     (5.1)     (5.1)      (5.0)        --         0%       (0.1)      (2%)
Foreign exchange gains (losses)              (13.3)    (19.5)      (4.3)      (8.0)     (174%)       8.9        nm
Loss on redemption of convertible
  debentures                                    --      (1.1)        --        1.1       100%       (1.1)       nm
-------------------------------------------------------------------------------------------------------------------
Total other income                           $(6.2)   $(13.0)     $ 4.9       (7.4)      (67%)       6.2      127%
===================================================================================================================

Other income (expense) was a net expense of $6.2 million in 2004, compared with a net expense of $13.0 million in 2003 and net income of $4.9 million in 2002. Interest income was lower in 2004 due to lower average cash balances throughout the year. Also, foreign exchange losses of $13.3 million were recorded versus a loss of $19.5 million in 2003. These foreign exchange losses were largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's foreign operations. Kinross recorded net income of $4.9 million in 2002 versus a net expense of $13.0 million in 2003 largely due to increased foreign exchange losses and lower interest and other income. Interest and other income is expected to be lower in 2005 due to significantly lower cash balances, while interest expense is expected to increase as a result of higher debt levels.

INCOME AND MINING TAX EXPENSE

Kinross is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil, and Chile. The Company recorded a recovery of $11.5 million and provisions of $4.1 million and $6.5 million for income and mining taxes in 2004, 2003 and 2002 on losses before tax and other items of $74.1 million, $432.6 million and $14.2 million, respectively. Kinross' combined federal and provincial statutory tax rate was 39%, 39% and 40% for 2004, 2003 and 2002, respectively. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 18 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will continue to fluctuate in future periods.

RELATED PARTY TRANSACTIONS

During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the expenses incurred in the amount of $0.3 million. As at December 31, 2004, this investment was valued at $0.1 million on the Company's balance sheet.

KF Ltd. is a corporation incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Generale des Carrieres et des Mines, a Congolese state-owned mining enterprise. The joint venture was formed for the purpose of exploiting the Kamoto Copper Mine located in the Democratic Republic of Congo.

A former related director of the Company is also a partner in the legal firm that provides legal services to the Company. This related director resigned from the Board of Directors effective November 2004. The payments made to the legal firm relating to services provided in the normal course of business at fair value for the years ended December 31, 2004, 2003 and 2002 were $0.7 million, $1.6 million and $2.4 million, respectively.

7. LIQUIDITY AND CAPITAL RESOURCES

The mining business is highly capital intensive. It is important that Kinross is liquid with sufficient cash resources to meet the objectives of expanding existing mine production, to add to its reserves through exploration and development and to have the ability to acquire properties.

The following table summarizes Kinross' cash flow activity for the three years ended December 31, 2004:

-------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                                               2004 VS 2003         2003 VS 2002
                                             2004       2003       2002    Change $   Change %   Change $  Change %
-------------------------------------------------------------------------------------------------------------------
Cash flow:
   Provided from operating activities       $ 161.2   $  89.5    $  56.7   $  71.7        80%     $ 32.8       58%
   Used in investing activities              (442.3)    (50.1)     (37.9)   (392.2)     (783%)     (12.2)     (32%)
   Provided by financing acitvities            82.6      28.1       67.8      54.5       194%      (39.7)     (59%)
Effect of exchange rate changes on cash         0.6       7.7        3.0      (7.1)      (92%)       4.7      157%
-------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and
   cash equivalents                          (197.9)     75.2       89.6    (273.1)        nm      (14.4)     (16%)
Cash and cash equivalents:
   Beginning of year                          245.8     170.6       81.0      75.2        44%       89.6      111%
-------------------------------------------------------------------------------------------------------------------
   End of year                              $  47.9   $ 245.8    $ 170.6   $(197.9)      (81%)    $ 75.2       44%
-------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Cash flow provided from operating activities increased by $71.7 million in 2004 to $161.2 million. The increase was largely the result of cash provided by changes in operating assets and liabilities of $28.5 million in 2004, versus a use of cash related to changes in operating assets and liabilities of $42.9 million in 2003. Also, impacting operating cash flow was higher realized gold prices, which was partially offset by higher operating costs.

Cash flow provided by operating activities was $89.5 million in 2003, compared to $56.7 million in 2002. The improvement in cash flow was due principally to the properties added from the TVX/Echo Bay acquisition and the increase in the realized gold price.

INVESTING ACTIVITIES

Net cash used in investing activities was $442.3 million in 2004, versus $50.1 million in 2003 and $37.9 million in 2002. The increase in 2004 was largely related to $261.2 million used in the acquisition of the remaining 51% of the Paracatu mine and additions to property, plant and equipment. In 2004, additions to property, plant and equipment were $169.5 million, compared with $73.4 million in 2003 and $22.6 million in 2002. The following schedule provides a breakdown by segment of the capital expenditures:

--------------------------------------------------------------------------------------------------------------------
                                                                           2004 VS 2003           2003 VS 2002
                                                                      ----------------------------------------------
(IN US$ MILLIONS)                     2004      2003 (a)    (2002)     Change $   Change %    Change $   Change %
--------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                          $  58.7     $ 26.5        $ 14.9     $ 32.2        122%     $ 11.6         78%
  Paracatu                               5.8        5.2            --        0.6         12%        5.2          nm
  Round Mountain                         8.8        5.7            --        3.1         54%        5.7          nm
  Porcupine Joint Venture               24.5        8.3           6.7       16.2        195%        1.6         24%
  La Coipa                               1.0        0.5            --        0.5        100%        0.5          nm
  Crixas                                 3.6        3.2            --        0.4         13%        3.2          nm
  Musselwhite                            3.9        2.7            --        1.2         44%        2.7          nm
  Kubaka                                17.0        1.7           0.1       15.3        900%        1.6       1600%
  Other operations                      45.5       13.2            --       32.3         245%      13.2          nm
CORPORATE & OTHER                        0.7        6.4           0.9       (5.7)       (89%)       5.5        611%
--------------------------------------------------------------------------------------------------------------------
TOTAL                                $ 169.5     $ 73.4        $ 22.6     $ 96.1        131%     $ 50.8        225%
====================================================================================================================

(a) 2003 results include TVX and Echo Bay properties for 11 months only (February through December).

Capital expenditures increased by $96.1 million in 2004. The major focus included expenditures at Fort Knox on the tailings dam, equipment and mine development, recommissioning of Refugio and development of the Pamour pit at the Porcupine joint venture.

Capital expenditures increased by $50.8 million in 2003 over 2002, with approximately $28 million spent on additions to the mines added pursuant to the TVX/Echo Bay acquisition, including $9.4 million in preparation for the reactivation of the Kettle River operation. The largest amount spent was $26.5 million at the Fort Knox mine, with a focus on equipment purchases and rebuilds, and the drilling of pit-dewatering wells.

All capital expenditures in 2003 and 2004 were funded from cash flow provided from operating activities and existing cash balances.

Kinross had followed a strategy of investing in junior gold companies with projects that the Company believed could be developed over a relatively short time horizon. During 2004, net cash of $11.8 million was used on long-term investments and other assets. This compared with 2003, where net proceeds of $57.2 million were generated largely on the sale of equity investments, which resulted in a gain of $29.5 million. At December 31, 2004, Kinross had long-term investments in resource companies with a book value of $25.7 million and a market value of $31.2 million.

The Company had restricted cash of $5.1 million at December 31, 2003. This restricted cash was associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. During 2004, $3.7 million of the assurance was released, leaving a restricted cash balance at December 31, 2004 of $1.4 million.

FINANCING ACTIVITIES

Net cash provided by financing activities during 2004 was $82.6 million, compared with $28.1 million in 2003 and $67.8 million in 2002. As discussed below, the Company entered into a new three-year $200 million revolving credit facility. Proceeds from the new facility, totaling $105.0 million, were received during the year and were used to help fund the purchase of the remaining 51% interest in Paracatu. During the first quarter of 2004, the Company repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The repurchase of common shares resulting from a share consolidation followed by an immediate deconsolidation required the use of $11.8 million. The Company decided to undertake this action to eliminate the large number of shareholders who held less than 100 shares. As of November 18, 2005, there were 345.4 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.4 million share purchase options outstanding under its share option plan and 8.3 million common share purchase warrants outstanding.

The Company had two major equity issues during 2003. On August 28, 2003, Kinross issued 23.0 million common shares for net proceeds of $145.9 million. The net proceeds from the offering were used to redeem the outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was $144.8 million. The convertible debentures were redeemed on September 29, 2003. On November 14, 2003, Kinross issued 6.7 million common shares, realizing proceeds of $34.9 million, upon the exercise of Echo Bay warrants. In addition to the redemption of the convertible debentures, the Company also repaid other long-term debt of $10.5 million during 2003, including $4.7 million of capital leases, $3.8 million of debt at E-Crete and $2.0 million of debt in Russia.

No dividends were declared or paid to the holders of the convertible preferred shares of Kinam Gold Inc., a subsidiary of the Company, in 2004, 2003, or 2002.

BALANCE SHEET

Despite increased cash flow from operating activities, cash and cash equivalents were down significantly, from $245.8 million at the end of 2003 to $47.9 million at the end of 2004. The decrease was largely due to the cash used in the $261.2 million purchase of the 51% interest in Paracatu, net of the $105.0 million in debt borrowed against the credit facility. In addition, the Company also went from a net cash position of $215.7 million (cash and cash equivalents less long-term debt) at the end of 2003 to a net debt position of $75.0 million at the end of 2004.

Non-cash working capital (current assets less cash and cash equivalents and restricted cash) at December 31, 2004 of $157.6 million was similar to the balance at December 31, 2003 of $151.4 million.

Property, plant and equipment increased during 2004 by $233.7 million, despite depreciation, depletion and amortization expense of $170.1 million and an impairment charge of $46.1 million. This was due to capital expenditures of $169.5 million during the year and property, plant and equipment and mineral interests acquired in the acquisition of the remaining 51% of Paracatu.

CREDIT FACILITY

In February 2003, immediately following the business combination with TVX and Echo Bay, Kinross arranged a syndicated credit facility for $125 million having a maturity date of December 31, 2005. The primary purpose of this syndicated credit facility was to enable Kinross to issue letters of credit to various regulatory agencies to satisfy its financial assurance requirements, primarily associated with environmental and reclamation related activities.

In December 2004, the Company replaced the $125 million credit facility with a new three-year $200 million revolving credit facility. The Company borrowed $105.0 million under the new facility to satisfy a portion of the $261.2 million cost to purchase the remaining 51% interest in the Paracatu mine. The facility also provides credit support for letters of credit issued to satisfy financial assurance requirements. As at December 31, 2004, letters of credit totaling $94.9 million had been issued under this facility.

The facility allowed for the limit to be increased to $300 million either through existing lenders increasing their exposure or through the addition of new lenders. Its also allows for up to seventy percent of the outstanding limit to be drawn in gold. In February 2005, one of the four lenders increased its limit by $15 million. The Company subsequently drew down on this additional amount as a LIBOR loan, which was used for working capital purposes. In March 2005, another of the four lenders increased its limit by $10 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. Upon each of the first two anniversaries of the facility, with the lenders consent, the Company may extend the maturity of the facility by one year. A total of ten banks have participated in the facility.

The new facility provides the Company with more senior terms including reduced pricing, the release of certain security and more flexible covenants. Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25 (previously less than 1.0), interest charged will be as follows:

-----------------------------------------------------------------------------------------------------------------
                                                             INTEREST RATES IN NEW          INTEREST RATES IN OLD
TYPE OF CREDIT                                                 CREDIT FACILITY                CREDIT FACILITY
-----------------------------------------------------------------------------------------------------------------
Dollar based LIBOR loan                                            LIBOR plus 1.00%             LIBOR plus 1.50%
Letters of credit                                                             1.00%                        1.50%
Bullion loan                                             Gold lease rate plus 1.25%                            -
Standby fee applicable to unused availability                                 0.25%                        0.30%
-----------------------------------------------------------------------------------------------------------------

Obligations under the facility are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly owned subsidiaries.

The credit facility contains various covenants that include limits on indebtedness, distributions, asset sales and liens, although these limits have all been increased in relation to the old credit facility. Significant financial covenants include a minimum tangible net worth of $727.9 million (2003-$698.0 million), an interest coverage ratio of 4.5:1.0 (2003-same), net debt to operating cash flow of 3.0:1.0 (2003-3.5:1.0), and minimum proven and probable reserves of 6.0 million gold equivalent ounces (2003-5.0 million). The Company was in compliance with all covenants as at December 31, 2004.

The following table outlines the credit facility utilization as at December 31:

--------------------------------------------------------------------------------
IN US$ MILLIONS                                             2004           2003
--------------------------------------------------------------------------------
Credit facility limit (a)                                $ 200.0        $ 125.0
LIBOR loan                                                (105.0)             -
Letters of credit                                          (94.9)        (118.2)
--------------------------------------------------------------------------------
Credit facility availability as at December 31,          $   0.1        $   6.8
--------------------------------------------------------------------------------

(a) In April 2005 the outstanding limit on the credit facility was increased to $295 million.

At December 31, 2004, in addition to the $105.0 million borrowed under the credit facility, the Company had long-term debt of $2.7 million in Russia and capital leases of $15.2 million, for total long-term debt of $122.9 million. The debt in Russia along with $3.3 million in capital lease payments are current and are expected to be paid in 2005.

LIQUIDITY OUTLOOK

It is expected that the cash requirements for 2005 will be largely funded by Kinross' 2004 year-end cash position and forecasted cash flow from operations, with the increased credit facility available to provide any additional cash that is required. The three major uses of cash in 2005, outside of operating activities and general and administrative costs, are expected to be:

-----------------------------------------------------------------------------
                                                             IN US$ MILLIONS

-----------------------------------------------------------------------------

   Site restoration                                                  $  28.8
   Exploration and business development expense                         22.1
   Property, plant and equipment additions                             172.0
-----------------------------------------------------------------------------
   Total                                                             $ 222.9
-----------------------------------------------------------------------------

The exploration costs are discussed further in the "Exploration and business development expense" section under "Consolidated Financial Results".

The Company anticipates certain letters of credit will continue to be released as various closure properties proceed with final reclamation; however, the exact timing of these releases is uncertain. It is also difficult to predict the specific timing of reductions or further increases in LIBOR based borrowings. In addition, Kinross anticipates the need for additional bonding requirements.

The Company has increased the LIBOR loan from $105.0 million at December 31, 2004 to $140.0 million in the first half of 2005 and expects issued letters of credit to total $103.5 million and $110.5 million at the end of 2005 and 2006, respectively. As a result, with a credit facility limit of $295.0 million, the credit facility available is expected to be $51.5 million and $44.5 million at December 31, 2005 and 2006, respectively.

2005 CAPITAL ADDITIONS

Kinross plans to continue its aggressive capital expansion program with forecasted expenditures of $172 million. Major projects include phase five and six development at the Fort Knox mine ($45 million), continued expansion and recommissioning work at Refugio ($30 million), pit development at Pamour and underground development at the Porcupine Joint Venture ($23 million), and work on the mill expansion at Paracatu ($37 million). All amounts represent Kinross' proportionate share of planned expenditures.

2005 SITE RESTORATION

Site restoration is forecast to be $28.8 million in 2005. The Company's estimated share of proportionate expenditures include $7.1 million at Lupin, $5.5 million at Kubaka, $2.7 million at New Britannia and $1.3 million at the Porcupine Joint Venture. Concurrent reclamation is also scheduled at many of the operating mines. Reclamation and monitoring continues at the Company's Delamar, Haile and Mineral Hill sites.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross' common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments."

TABLE OF CONTRACTUAL OBLIGATIONS

-------------------------------------------------------------------------------------------------------------------
                                                                                                          2009 AND
(in US$ millions)                             TOTAL        2005        2006        2007         2008       BEYOND
-------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                   $ 107.7      $   2.7      $   --      $   --      $ 105.0     $    --
Capital lease obligations                       15.2          3.3         2.7         2.8          3.1         3.3
Operating lease obligations                    145.5         55.3        23.7        22.9         22.2        21.4
Purchase obligations                           119.3         57.5        32.2        16.8         12.8          --
Reclamation and remediation obligations        163.3         23.6        29.9        10.0          9.7        90.1
-------------------------------------------------------------------------------------------------------------------
Total                                        $ 551.0      $ 142.4      $ 88.5      $ 52.5      $ 152.8     $ 114.8
===================================================================================================================

Kinross' Paracatu operation participates in a Brazilian Central Bank export prepayment program, which commits the Company to conduct export activities. As at December 31, 2004, Kinross is committed to export $50.0 million of gold in 2005.

FINANCIAL INSTRUMENTS

Kinross may manage its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. Kinross' exposure with respect to foreign exchange is addressed under the section entitled "Risk Analysis-Foreign Currency Exchange Risk" and, with respect to commodities, in the section entitled "Risk Analysis-Commodity Price Risks."

8. QUARTERLY INFORMATION

For a summary of Quarterly Data please refer to the Supplementary Information section at the back of the Annual Report.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Kinross' accounting policies are described in Note 4 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with CDN GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

        o       Purchase price allocation;
        o       Carrying value of goodwill;
        o Carrying value of operating mines, mineral rights, development properties and other assets;
        o       Depreciation, depletion and amortization;
        o       Inventories;
        o       Reclamation and remediation obligations;
        o       Provision for income and mining taxes; and
        o       Contingencies.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

PURCHASE PRICE ALLOCATION

Business acquisitions are accounted for by the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require the most judgment and include estimates of reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. Future net earnings can be affected as a result of changes in future depreciation and depletion, asset impairment or goodwill impairment.

CARRYING VALUE OF GOODWILL

At December 31, 2004, the carrying value of Kinross' goodwill was $329.9 million. The goodwill, as described in Note 6 to the consolidated financial statements, arose in connection to the Company's January 31, 2003 TVX/Echo Bay acquisition. The goodwill represents the excess of the purchase price over the fair value of identifiable net assets of TVX and Echo Bay. Kinross originally recorded goodwill of $918.0 million relating to the TVX/Echo Bay acquisition, with $908.4 million being allocated to the Exploration and Acquisitions reporting unit and the balance, $9.6 million, being allocated to the Corporate reporting unit. However, following discussions with regulatory authorities and a valuation by an independent firm, the December 31, 2003 financial statements were restated and the goodwill component of the purchase price was reduced from $918.0 million to $736.7 million and reallocated to the reporting units acquired in the transaction. In addition, the independent valuator also performed impairment testing as at December 31, 2003, which resulted in a $394.4 million goodwill impairment charge. Prior to the restatement, there had been no goodwill impairment charge recorded in 2003. At December 31, 2004, based on an independent valuation, an additional goodwill impairment loss of $12.4 million was recorded.

Upon the acquisition of TVX and Echo Bay, the goodwill, as of January 31, 2003, of $736.7 million was determined to represent:

        1. The ability of the Company to increase its reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the acquisition;

        2. The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) relates to the Company's ability to to make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and

        3. The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

Goodwill that represents the Company's ability to increase its reserves and resources was allocated to the respective reporting units based on management estimates, which were corroborated by a three-year rolling ratio of value additions into the reserves and resources. In attempting to increase reserves and resources beyond those identified at the time of the acquisition, the Company will have to make expenditures on exploration and development, which may be significant. Subject to any significant adverse changes in the Company's long-term view of gold prices and foreign exchange rates, the Company believes it has the ability to provide funding for this work. In addition to negative gold price and foreign exchange rate changes, Kinross faces further risks involved in realizing production beyond the acquired reserves and resources. Exploration at the acquired reporting units will have to be successful for there not to be further goodwill carrying value issues.

The goodwill representing the optionality available to the Company was allocated pro-rata, based on the fair value of the reporting units. The realization of the optionality portion of goodwill is contingent upon the realized gold price exceeding the prices used to calculate the fair value of the identifiable net assets and the success of the Company in capitalizing on these higher gold prices, through the development of additional, higher costs reserves. The realization of the optionality value is also dependent on successfully evaluating new information on the Company's properties and allocating resources between those properties in order to maximize future production and profitability. There is a great deal of uncertainty involved in making decisions about allocating resources. However, Kinross believes it has a management group that has the requisite skills, abilities and experience to respond appropriately to developments relating to the Company's various properties.

Goodwill is not amortized; however, Kinross tests for goodwill impairment at least annually, in the fourth quarter of its fiscal year. If a reporting unit contains goodwill, Kinross compares the estimated fair value of the entire unit with its carrying value (including goodwill). If the fair value equals or exceeds the carrying value, Kinross concludes that the unit's goodwill is not impaired. If the carrying value exceeds the fair value, Kinross estimates the fair values of all assets and liabilities in the reporting unit, and compares the net fair value amount of assets less liabilities to the estimated value of the whole unit. The difference between the estimated value of the unit and the net fair value amount represents the fair value of goodwill. If necessary, Kinross reduces the carrying amount of goodwill to that newly computed fair value.

As described above, an impairment loss of $12.4 million to goodwill was recorded for the year ended December 31, 2004, and an impairment loss of $394.4 million was recorded for the year ended December 31, 2003. The calculations involved in determining the fair values of the reporting units involve a number of assumptions that are subject to risks and uncertainty. These assumptions include, but are not limited to future market prices of gold, foreign exchange rates, inflation rates, discount rates, tax rates, operating costs, capital expenditures and the discovery of additional mineral reserves.

While the Company believes that the approach used to calculate fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable reserves as well as the gold price are subject to potentially significant change from the current expectations. For example, at December 31, 2004, a 10% reduction in proven and probable reserves, while keeping other variables constant, would have resulted in a goodwill impairment of $17.0 million versus the $12.4 million actually recorded.

At December 31, 2004, a reduction in the gold price of 10% would have the impact of reducing the value of the goodwill by $6.5 million, keeping other variables constant.

CARRYING VALUE OF OPERATING MINES, MINERAL RIGHTS, DEVELOPMENT PROPERTIES AND OTHER ASSETS

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment on an annual basis or earlier when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels and costs, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account losses during ore processing and treatment. Estimates of recoverable production from measured, indicated, and inferred mineral interests are risk adjusted based on management's relative confidence in converting such interests to proven and probable reserves. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows. In the case of exploration stage mineral interests associated with greenfields exploration potential, fair values are individually evaluated based primarily on recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of these assets.

These changes in estimates could include differences in estimated and actual costs of mining, differences between the actual gold price and price assumptions used in the estimation of reserves and resources and differences in capital expenditure estimates from actual.

The reviews and evaluations completed for 2004, 2003, and 2002 determined that certain asset values had become impaired and charges of $47.5 million, $17.1 million and $0.2 million, respectively, were recorded. The components of the asset impairment charges are discussed in "Impairment of Assets and Investments" under the "Consolidated Financial Results" section.

DEPRECIATION, DEPLETION AND AMORTIZATION

Expenditures for new facilities or equipment and expenditures that extend the useful life of existing facilities or equipment are capitalized. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.

Costs to develop new properties are capitalized as incurred, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves. At the Company's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Company's underground mines, these costs include the costs of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. All such costs are amortized using the UOP method based on recoverable ounces to be mined from proven and probable reserves.

Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves.

The calculation of the UOP rate of amortization, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in estimates. These changes in estimates could be as a result of actual future production differing from current forecasts of future production based on proven and probable reserves. These factors could include an expansion of proven and probable reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable reserves.

The calculation of straight-line amortization of intangible assets could be materially affected by changes in the estimated useful life and residual values. These changes could be a result of exploration activities and differences in gold and silver prices used in the estimation of reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

INVENTORIES

Expenditures and depreciation, depletion, and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion, and amortization relating to mining operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average costs per tonne. The Company's ore in stockpiles had a carrying value of $24.2 million at December 31, 2004.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads (based on assay data) and a recovery percentage. Timing and ultimate recovery of gold contained on leach pads can vary significantly. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is terminated. The Company's ore on leach pads had a carrying value of $15.7 million.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process. The Company's in-process inventory had a carrying value of $9.1 million at December 31, 2004.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. A high degree of judgment is involved in estimating future costs, future production levels, proven and probable reserve estimates, gold and silver prices and the ultimate estimated recovery (for ore on leach pads). There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

RECLAMATION AND REMEDIATION OBLIGATIONS

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. On January 1, 2004, the Company adopted Section 3110 of the CICA Handbook "Asset Retirement Obligations" ("Section 3110"). Under
Section 3110, the Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Any such increase in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2004, the estimated undiscounted future cost of reclamation and remediation obligations was approximately $163.3 million. The present value of estimated future cash outflows for reclamation and remediation obligations were $131.7 million and $130.3 million at December 31, 2004 and 2003, respectively.

PROVISION FOR INCOME AND MINING TAXES

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 18 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes in estimates as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differs significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets.

10. RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

Please refer to Note 5 to the December 31, 2004 consolidated financial statements.

11. RISK ANALYSIS

The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. Certain of the risk factors listed below are related to the mining industry in general while some are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For an additional discussion of risk factors please refer to the Company's Annual Information Form which is available on the Company's website WWW.KINROSS.COM and on WWW.SEDAR.COM or is available upon request from the Company.

GOLD PRICE

The profitability of any gold mining operation in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

NATURE OF MINERAL EXPLORATION AND MINING

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure the most complete and cost-effective coverage is obtained.

ENVIRONMENTAL RISKS

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Chile, and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. At December 31, 2004, Kinross estimates its undiscounted share of reclamation closure obligations at $163.3 million based on information currently available. Kinross mitigates this risk by performing certain reclamation activities concurrent with production. In addition, planned spending on closure properties of $23.6 million in 2005 is part of an aggressive plan to bring the majority of the closure projects to post closure monitoring by the end of 2005.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available to it for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fund fully the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

RESERVE ESTIMATES

The amounts of reserves and resources are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at Kinross' mines and development projects were estimated as of December 31, 2004, based upon a gold price of $350 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

OPERATIONS OUTSIDE OF NORTH AMERICA

Kinross has mining operations and carries out exploration and development activities outside of North America in Russia, Brazil, Chile and Zimbabwe. There is no assurance that future political and economic conditions in these countries will not result in those countries' governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Kinross is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross' Russian operations may not coincide with that of management. As a result, tax authorities may challenge transactions and Kinross' Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. Kinross mitigates this risk through ongoing communications with the Russian regulators.

Kinross is subject to risks relating to an uncertain and unpredictable political and economic environment in Zimbabwe. Significant economic instability in Zimbabwe is expected to negatively impact the business environment and may lead to long-term negative changes in the approaches taken with respect to ownership of natural resources by foreign companies. In 2001, Kinross recorded a write-down of $11.8 million relating to Kinross' inability to manage this operation because of political turmoil creating inflationary pressure within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services, and civil unrest. Due to Kinross' continuing inability to control distributions from the operations in Zimbabwe, the Company discontinued consolidation of the results of this operation in 2002 and stopped reporting mining production in 2003.

In addition, the economies of Russia, Brazil, Chile and Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

LICENSES AND PERMITS

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

TITLE TO PROPERTIES

The validity of mining claims which constitute most of Kinross' property holdings in Canada, the United States, Brazil, Chile, and Russia may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

Certain of Kinross' mineral rights in the United States consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

COMPETITION

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

JOINT VENTURES

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

INTEREST RATE FLUCTUATIONS

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facility is subject to variable interest rates. At December 31, 2004, $105.0 million had been drawn down on the credit facility.

DISCLOSURES ABOUT MARKET RISKS

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2005, sensitivity to a 10% change in the gold price is $67 million on pre-tax earnings.

The financial forecast Kinross uses covers the projected life of its mines. In each year gold is produced according to the mine plan, the production is estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

COMMODITY PRICE RISKS

Kinross' net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Due to the increase in gold prices, Kinross made a decision in 2002 to continue to deliver into its existing financial instruments, thereby increasing its exposure to changes in gold prices.

While Kinross made the decision not to continue with a comprehensive gold hedging program, the Company, on occasion, may enter into forward sales contracts or similar instruments in a limited nature when deemed advantageous by management. As at December 31, 2004, the Company had spot deferred forward sales contracts on 200,000 ounces of gold with deliver dates in the first quarter of 2005. While these contracts provide the Company with an economic hedge, they do not meet the requirements for formal hedge accounting. As a result, changes in fair value are recognized in income in the period incurred. Based on the year-end gold price of $435.60 per ounce and an average contract price of $452 per ounce, the contracts had a fair value of $3.0 million, which has been recognized in income during 2004. In the first quarter of 2005, Kinross delivered 200,000 ounces of gold into the spot deferred contracts realizing proceeds of approximately $4.2 million more than would have been realized based on prevailing spot prices. In addition, at December 31, 2004, Kinross had put options on 300,000 ounces. If the market price of gold remains above $250 per ounce through 2005 and 2006 these put options will expire unexercised. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

FOREIGN CURRENCY EXCHANGE RISK

Kinross conducts the majority of its operations in the United States, Canada, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while production costs are incurred in U.S. and Canadian dollars, Brazilian reals, Chilean pesos and Russian rubles. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies.

Where possible, Kinross' cash and cash equivalent balances are primarily held in
U.S.   dollars.   Holdings   denominated  in  other  currencies  are  relatively
insignificant.

RUSSIAN RUBLES

Kinross operates the Kubaka mine in Russia. Kinross estimates a 10% change from a budgeted exchange rate of 28 rubles to one U.S. dollar could result in an approximate $0.9 million change in Kinross' operating earnings.

CHILEAN PESOS

Kinross has joint venture interests in the Refugio and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 575 pesos to one U.S. dollar could result in an approximate $2.4 million change in Kinross' operating earnings. In addition, Kinross has budgeted capital expenditures of 19.2 billion Chilean pesos. A 10% change in the exchange rate could result in an approximate $1.1 million change in Kinross' capital expenditures.

BRAZILIAN REALS

Kinross is a partner in the Crixas mine and, as of December 31, 2004, the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 3 Brazilian reals to one U.S. dollar could result in an approximate $5.5 million change in Kinross' operating earnings. In addition, Kinross has budgeted capital expenditures of 132.5 million Brazilian reals. A 10% change in the exchange rate could result in an approximate $4.1 million change in Kinross' capital expenditures.

CANADIAN DOLLARS

Kinross operates the Lupin mine and is a partner in the New Britannia, Musselwhite, and Porcupine joint ventures. As a result of these ownership interests and expenses incurred by the Canadian corporate office, Kinross has Canadian dollar denominated operating, exploration, and administrative expenses. Kinross has currency forward contracts for CDN $14.3 million during 2005 at an exchange rate of 1.4322 to one U.S. dollar. Including the 2005 Canadian dollar forward contracts, the Company estimates a 10% change from a budgeted exchange rate of CDN $1.25 per U.S. dollar could result in an approximate $9.7 million change in Kinross' operating earnings. In addition, Kinross has budgeted capital and reclamation expenditures of CDN $36 million. A 10% change in the exchange rate could result in an approximate $2.9 million change in Kinross' capital and reclamation expenditures.

CREDIT RISK

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2004, the Company's gross credit exposure was $34.6 million (2003 - $43.6 million).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Kinross Gold Corporation. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments where appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit
Committee, which is comprised of Directors none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected and that events and transactions are properly recorded as they occur. This system of internal control includes organizational arrangement with clearly defined lines of responsibility.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and of the Public Company
Accounting Oversight Board (United States). The auditors have full and unrestricted access to the Audit Committee.




/s/ TYE W. BURT                               /s/ LARS-ERIC JOHANSSON
---------------                               -----------------------
TYE W. BURT                                   LARS-ERIC JOHANSSON
President and Chief Executive Officer         Executive Vice President, Finance
                                              and Chief Financial Officer


Toronto, Canada
November 18, 2005

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF KINROSS GOLD CORPORATION

We have audited the consolidated balance sheets of Kinross Gold Corporation (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kinross Gold Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Our previous report, dated November 18, 2005, on the consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the three-year period ended December 31, 2004, which were restated to reflect the changes described in Note 3 to these financial statements, was withdrawn on December 23, 2005. Those financial statements have been further restated to reflect the changes described in Note 2 to these consolidated financial statements.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.




/s/ "Deloitte & Touche LLP"
---------------------------
"Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Toronto, Canada

November  18,  2005,  except as to Notes 2 and 25(f) which are as of February 8,
2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 5 to the consolidated financial statements. Our report to the Shareholders, dated November 18, 2005, except as to Note 2 and 25(f) which are as of February 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when such changes are properly accounted for and adequately disclosed in the financial statements.




/s/ "Deloitte & Touche LLP"
---------------------------
"Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Toronto, Canada

November  18,  2005,  except as to Notes 2 and 25(f) which are as of February 8,
2006

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
As at December 31
---------------------------------------------------------------------------------------------------------------------
                                                                                           2004             2003
---------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                  RESTATED (a)    RESTATED (a)
  Current assets
    Cash and cash equivalents                                         Note 7            $       47.9    $      245.8
    Restricted cash                                                                              1.4             5.1
    Short-term investments                                                                       5.7              --
    Accounts receivable and other assets                              Note 7                    40.9            42.2
    Inventories                                                       Note 7                   111.0           109.2
                                                                                      -------------------------------
                                                                                               206.9           402.3
  Property, plant and equipment                                       Note 7                 1,244.1         1,010.4
  Goodwill                                                            Notes 3, 6 & 7           329.9           342.3
  Future income and mining taxes                                      Note 18                      -             1.5
  Long-term investments                                               Note 7                    25.7             2.1
  Deferred charges and other long-term assets                         Note 7                    27.6            35.9
                                                                                      -------------------------------
                                                                                        $    1,834.2    $    1,794.5
                                                                                      -------------------------------
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                          Note 7            $      143.2    $      101.9
    Current portion of long-term debt                                 Note 10                    6.0            29.4
    Current portion of reclamation and remediation obligations        Note 11                   23.6            19.2
                                                                                      -------------------------------
                                                                                               172.8           150.5
  Long-term debt                                                      Note 10                  116.9             0.7
  Reclamation and remediation obligations                             Note 11                  108.1           111.1
  Future income and mining taxes                                      Note 18                  123.5           152.5
  Other long-term liabilities                                                                    9.5             6.9
  Redeemable retractable preferred shares                             Note 13                    2.6             3.0
                                                                                      -------------------------------
                                                                                               533.4           424.7
                                                                                      -------------------------------
COMMITMENTS AND CONTINGENCIES                                         Note 24
NON-CONTROLLING INTEREST                                                                         0.4             0.7
                                                                                      -------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                    Note 14                   13.3            12.6
                                                                                      -------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants             Note 15                1,775.8         1,783.5
  Contributed surplus                                                                           33.9            30.0
  Accumulated deficit                                                                         (521.4)         (455.8)
  Cumulative translation adjustments                                                            (1.2)           (1.2)
                                                                                      -------------------------------
                                                                                             1,287.1         1,356.5
                                                                                      -------------------------------
                                                                                        $    1,834.2    $    1,794.5
                                                                                      -------------------------------

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (MILLIONS)                                          345.1           345.6
---------------------------------------------------------------------------------------------------------------------

                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

(a)     See Notes 2 & 3

Signed on behalf of the Board:

/s/ John A. Brough              /s/ John M.H. Huxley
------------------              --------------------
John A. Brough                  John M.H. Huxley
Director                        Director

CONSOLIDATED STATEMENTS OF OPERATIONS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
For the years ended December 31

------------------------------------------------------------------------------------------------------------------------------
                                                                                          2004          2003          2002
------------------------------------------------------------------------------------------------------------------------------
                                                                                      RESTATED (a)  RESTATED (a)  RESTATED (a)
REVENUE AND OTHER OPERATING INCOME
 Metal sales                                                                            $ 666.8      $  571.9       $ 261.0

OPERATING COSTS AND EXPENSES
 Cost of sales (excludes accretion, depreciation, depletion
  and amortization)                                                                       402.4         362.0         169.8
 Accretion                                                                                 21.4           9.0           1.6
 Depreciation, depletion and amortization                                                 170.1         172.7          85.6
                                                                                 ------------------------------------------
                                                                                           72.9          28.2           4.0
 Other operating costs                                                                     25.8          16.5           2.7
 Exploration and business development                                                      20.4          24.3          11.6
 General and administrative                                                                36.4          25.0          11.3
 Impairment charges:                                                Note 7
   Goodwill                                                                                12.4         394.4            --
   Property, plant and equipment                                                           46.1          15.2            --
   Investments                                                                              1.4           1.9           0.2
 Gain on disposal of assets                                                                (1.7)        (29.5)         (2.7)
                                                                                 ------------------------------------------
OPERATING LOSS                                                                            (67.9)       (419.6)        (19.1)

 Other income (expense) - net                                       Note 7                 (6.2)        (13.0)          4.9
                                                                                 ------------------------------------------
LOSS BEFORE TAXES AND OTHER ITEMS                                                         (74.1)       (432.6)        (14.2)

 Income and mining taxes recovery (expense)                         Note 18                11.5          (4.1)         (6.5)
 Non-controlling interest                                                                   0.3          (0.2)           --
 Share in loss of investee companies                                                         --            --          (0.6)
 Dividends on convertible preferred shares of subsidiary                                   (0.8)         (0.8)         (1.5)
                                                                                 ------------------------------------------
NET LOSS                                                                                $ (63.1)     $ (437.7)      $ (22.8)
                                                                                 ------------------------------------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

 Net loss                                                                               $ (63.1)     $ (437.7)      $ (22.8)
 Increase in equity component of convertible debentures             Note 12                  --          (6.5)         (7.3)
 Gain on redemption of equity component of convertible debentures   Note 12                  --          16.5            --
                                                                                 ------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                                            $ (63.1)     $ (427.7)      $ (30.1)
                                                                                 ------------------------------------------

LOSS PER SHARE
 Basic and diluted                                                 Note 17              $ (0.18)     $  (1.39)      $ (0.25)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (millions)
 Basic and diluted                                                 Note 17                346.0         308.6         119.7
---------------------------------------------------------------------------------------------------------------------------

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

(a) See Notes 2 & 3

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
For the years ended December 31

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          2004             2003           2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      RESTATED (a)     RESTATED (a)   RESTATED (a)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                                               $    (63.1)     $   (437.7)    $    (22.8)
Items not affecting cash:
  Depreciation, depletion and amortization                                                  170.1           172.7           85.6
  Impairment charges                                                                         59.9           411.5            0.2
  Gain on disposal of assets                                                                 (1.7)          (29.5)          (2.7)
  Future income and mining taxes                                                            (29.3)          (12.7)            --
  Deferred revenue recognized                                                                (6.3)           (2.3)          (5.1)
  Unrealized foreign exchange (gains) losses and other                                        3.1            30.4            3.3
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                                      4.2            (1.7)          (1.6)
    Inventories                                                                             (19.3)          (11.3)           2.4
    Accounts payable and accrued liabilities                                                 43.6           (29.9)          (2.6)
                                                                                     -----------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                                161.2            89.5           56.7
                                                                                     -----------------------------------------------
INVESTING:
  Additions to property, plant and equipment                                               (169.5)          (73.4)         (22.6)
  Business acquisitions, net of cash acquired                    Note 6                    (261.2)          (81.9)          (0.1)
  Proceeds on sale of marketable securities                                                   0.7             4.6            2.8
  Proceeds on sale of long-term investments and other assets                                 14.6            63.3            5.5
  Additions to long-term investments and other assets                                       (26.4)           (6.1)          (3.7)
  Proceeds from the sale of property, plant and equipment                                     1.5             5.9            1.3
  Additions to short-term investments                                                        (5.7)             --             --
  Decrease (increase) in restricted cash                                                      3.7            37.5          (21.1)
                                                                                     -----------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                                     (442.3)          (50.1)         (37.9)
                                                                                     -----------------------------------------------
FINANCING:
  Repurchase of common shares                                                               (11.8)             --             --
  Issuance of common shares and common share purchase warrants                                3.1           187.9          112.8
  Redemption of convertible debentures                                                         --          (144.8)             -
  Acquisition of convertible preferred shares of subsidiary company                            --            (0.3)         (11.4)
  Reduction of debt component of convertible debentures                                        --            (4.2)          (5.1)
  Debt issue costs                                                                           (1.4)             --             --
  Proceeds from issuance of debt                                                            119.5              --             --
  Repayment of debt                                                                         (26.8)          (10.5)         (28.5)
                                                                                     -----------------------------------------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                                 82.6            28.1           67.8
                                                                                     -----------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                       0.6             7.7            3.0
                                                                                     -----------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                           (197.9)           75.2           89.6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                245.8           170.6           81.0
                                                                                     -----------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                 $     47.9      $    245.8     $    170.6
------------------------------------------------------------------------------------------------------------------------------------

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

(a)     See Notes 2 & 3

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
For the years ended December 31

------------------------------------------------------------------------------------------------------------------------
                                                                       2004              2003              2002
------------------------------------------------------------------------------------------------------------------------
                                                                   RESTATED (a)      RESTATED (a)       RESTATED (a)
COMMON SHARES
 Balance at the beginning of the year                              $  1,783.5         $  1,058.5         $    945.7
   Common shares issued                                                  --                145.9              102.2
   Common shares issued for acquisitions                                 --              1,334.0                --
   Fair value of common share warrants                                   --                 --                 9.4
   Expiry of TVX and Echo Bay options and warrants                       (1.1)              (0.6)               --
   Reduction of legal stated capital                                     --               (761.4)               --
   Common shares issued for stock-based awards                            4.6                7.1                1.2
   Conversion of redeemable retractable preferred shares                  0.6               --                  --
   Repurchase of common shares                                          (11.8)              --                  --
------------------------------------------------------------------------------------------------------------------------

Balance at the end of the year                                     $  1,775.8         $  1,783.5         $  1,058.5
------------------------------------------------------------------------------------------------------------------------

CONTRIBUTED SURPLUS
 Balance at the beginning of the year                              $     30.0         $     12.9         $     12.9
   Transfer of fair value of expired warrants                             1.1                0.6                --
   Transfer of fair value of exercised options                           (0.2)              --                  --
   Redemption of convertible debentures                                   --                16.5                --
   Stock-based compensation                                               1.8               --                  --
   Adoption of new accounting standards             Notes 5 & 16          2.5               --                  --
   Redemption on share consolidation                                     (1.3)              --                  --
------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year                                     $     33.9         $     30.0         $     12.9
------------------------------------------------------------------------------------------------------------------------

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
 Balance at the beginning of the year                              $      --          $    132.3         $    124.8
   Increase in equity component of convertible debentures                 --                 6.7                7.5
   Redemption of convertible debentures                                   --              (139.0)               --
------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year                                     $      --          $     --           $    132.3
------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEFICIT
 Balance at the beginning of the year                              $   (455.8)        $   (773.0)        $   (723.2)
   Adoption of new accounting standards             Notes 5 & 16         (2.5)              --                (19.7)
   Reduction of legal stated capital                                      --               761.4                --
   Net loss                                                             (63.1)            (437.7)             (22.8)
   Increase in equity component of convertible debentures                 --                (6.5)              (7.3)
------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year                                     $   (521.4)        $   (455.8)        $   (773.0)
------------------------------------------------------------------------------------------------------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
 Balance at the beginning of the year                              $     (1.2)        $    (23.4)        $    (28.6)
   Translation of self sustaining operations                              --                22.2                5.2
------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year                                     $     (1.2)        $     (1.2)        $    (23.4)
------------------------------------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                         $  1,287.1         $  1,356.5         $    407.3
========================================================================================================================

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

(a) See Notes 2 & 3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(IN MILLIONS OF US DOLLARS)

1.      NATURE OF OPERATIONS

        Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile and Australia. Gold, the Company's primary product, is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities.

        The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration and other discretionary costs. Due to the global nature of the Company's operations, exposure also arises from fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. While Kinross seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company's control.

        The United States ("U.S.") dollar is the functional currency of measurement for all of the Company's operations and is the reporting currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements of Kinross have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain material respects from those generally accepted in the United States ("U.S. GAAP"), as described in Note 22.

        The following table sets forth the Company's ownership of its mining interests:

        ---------------------------------------------------------------------------------------------
                                                                        DECEMBER 31,    DECEMBER 31,
                                                                                2004            2003
        ---------------------------------------------------------------------------------------------
        THROUGH MAJORITY OWNED SUBSIDIARIES
          Fort Knox                                                             100%            100%
          Paracatu (a)                                         Note 6           100%             49%
          Kubaka                                               Note 6            98%             98%
          Lupin                                                Note 6           100%            100%
          Blanket (b)                                                           100%            100%
          Kettle River/ Emanuel Creek                          Note 6           100%            100%
        ---------------------------------------------------------------------------------------------

        AS INTERESTS IN UNINCORPORATED JOINT VENTURES
          Round Mountain                                       Note 6            50%             50%
          Porcupine                                                              49%             49%
          Musselwhite                                          Note 6            32%             32%
          New Britannia                                        Note 6            50%             50%
        ---------------------------------------------------------------------------------------------

        AS INTERESTS IN INCORPORATED JOINT VENTURES
          La Coipa                                             Note 6            50%             50%
          Crixas                                               Note 6            50%             50%
          Refugio                                                                50%             50%
        ---------------------------------------------------------------------------------------------

        (a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine (see Note 6).
        (b) In light of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002 (see Note
                4).

        JOINT VENTURES

        The Company conducts a substantial portion of its business through joint ventures under which the joint venture participants are bound by contractual arrangements establishing joint control over the ventures.
        The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

        (a)     PARACATU
                Prior to December 31, 2004, the Company owned a 49% interest in Rio Paracatu Mineracao S.A. ("RPM"). RPM owns the Paracatu mine located next to the city of Paracatu, Brazil, 200 kilometers southeast of Brasilia, Brazil's capital city. Under the joint venture agreement, Rio Tinto Brasil, a subsidiary of Rio Tinto Plc. was the operator.

                On December 31, 2004, the Company completed the purchase of the remaining 51% of RPM. Consequently, as at December 31, 2004 the Company owns 100% of the property and is now the operator.

                Prior to the Company's acquisition of the remaining 51% of RPM on December 31, 2004, the Board of Directors of RPM approved annual programs and budgets and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of profits in the form of distributions and were obliged to make their pro-rata share of contributions if required.

        (b)     ROUND MOUNTAIN
                The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, USA. Under the joint venture agreement, the Company is the operator of the Round Mountain mine.

                The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (c)     PORCUPINE
                The Company owns a 49% interest in the Porcupine Joint Venture ("PJV"), which conducts mining, milling and exploration operations in the Timmins area of Ontario. As of July 1, 2002, the Company agreed to transfer to Placer Dome (CLA) Limited, an undivided 51% interest in various owned and leased mineral properties, including the Hoyle Pond mine. Correspondingly, Placer Dome (CLA) Limited agreed to transfer to the Company an undivided 49% interest in various owned and leased mineral properties which are also part of the PJV. Under the PJV agreement, Placer Dome (CLA) Limited is the operator.

                The Management Committee of the PJV approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The PJV participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (d)     MUSSELWHITE
                The Company owns a 31.9% interest in the Musselwhite joint venture. The mine is located 430 kilometers north of the city of Thunder Bay, in northwestern Ontario. Under the joint venture agreement, Placer Dome (CLA) Limited is the operator.

                The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (e)     NEW BRITANNIA
                The Company owns a 50% interest in the New Britannia joint venture. The mine is located in the town of Snow Lake in northern Manitoba, 700 kilometers north of Winnipeg. Under the joint venture agreement, the Company is the operator.

                The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested. The Company has a loan receivable from its joint venture partner. Kinross sells all of the production from the mine and on an annual basis, is entitled to apply its partner's share of any operating surplus against the outstanding balance of the loan. Both partners are required to fund their pro-rata share of any annual operating deficit.

        (f)     LA COIPA
                The Company owns a 50% interest in Compania Minera Mantos de Oro ("MDO"), a Chilean contractual mining company. MDO owns the La Coipa mine, located in central Chile, 140 kilometers northeast of the city of Copiapo. Under the joint venture agreement, a wholly owned subsidiary of Placer Dome Inc. is the operator.

                The Board of Directors of MDO approves annual programs and budgets and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

        (g)     CRIXAS
                The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"). MSG owns the Crixas mine, located in central Brazil, 260 kilometers northeast of the city of Brasilia. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

                The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

        (h)     REFUGIO
                The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company. CMM owns the Refugio mine located in central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine.

                The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

2. RESTATEMENT 1 - CORRECTION OF FOREIGN CURRENCY TRANSLATION IMPACT ON FUTURE TAX LIABILITIES

        During the preparation of its interim financial statements for 2005, the Company discovered an error relating to its financial statements for the years ended December 31, 2003 and 2004 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future tax liabilities primarily arising on the acquisition of TVX and Echo Bay on January 31, 2003. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate changes related primarily to the future tax liabilities of the Brazilian operations. This restatement primarily affected foreign exchange losses included in other income (expense) and income and mining tax expense. As a result of the treatment of foreign operations as self-sustaining operations until September 29, 2003, a portion of the foreign exchange loss has been charged to cumulative translation adjustment. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement. The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

        Consolidated balance sheets
        ---------------------------

        --------------------------------------------------------------------------------------------------------
                                                                  AS PREVIOUSLY                         AS
                                                                   REPORTED (A)      ADJUSTMENTS     RESTATED
        --------------------------------------------------------------------------------------------------------
        As at December 31, 2004
        Liabilities
          Future income and mining taxes                           $    90.6          $    32.9     $  123.5
        Common shareholders' equity
          Accumulated deficit                                      $  (487.7)         $   (33.7)    $ (521.4)
          Cumulative translation adjustments                       $    (2.0)         $     0.8     $   (1.2)
        --------------------------------------------------------------------------------------------------------
        As at December 31, 2003
        Liabilities
          Future income and mining taxes                           $   126.6          $    25.9     $  152.5
        Common shareholders' equity
          Accumulated deficit                                      $  (429.1)         $   (26.7)    $ (455.8)
          Cumulative translation adjustments                       $    (2.0)         $     0.8     $   (1.2)
        --------------------------------------------------------------------------------------------------------

        (a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

        Consolidated statements of operations

        --------------------------------------------------------------------------------------------------------
                                                                  AS PREVIOUSLY                         AS
                                                                   REPORTED (a)      ADJUSTMENTS     RESTATED
        --------------------------------------------------------------------------------------------------------
        Year ended December 31, 2004
        Operating loss                                             $   (67.9)         $       -      $ (67.9)
          Other income (expense) - net                             $     3.7          $    (9.9)     $  (6.2)
        Loss before taxes and other items                          $   (64.2)         $    (9.9)     $ (74.1)
        Income and mining taxes recovery                           $     8.6          $     2.9      $  11.5
        Non-controlling interest                                   $     0.3          $       -      $   0.3
        Share in loss of investee companies                        $       -          $       -      $     -
        Dividends on convertible preferred shares of subsidiary    $    (0.8)         $       -      $  (0.8)
        Net loss                                                   $   (56.1)         $    (7.0)     $ (63.1)
        Net loss attributable to common shareholders               $   (56.1)         $    (7.0)     $ (63.1)
        Loss per share
          Basic and diluted                                        $   (0.16)         $   (0.02)     $ (0.18)
        --------------------------------------------------------------------------------------------------------
        Year ended December 31, 2003
        Operating loss                                             $  (419.6)         $       -      $(419.6)
          Other income (expense) - net                             $    11.1          $   (24.1)     $ (13.0)
        Loss before taxes and other items                          $  (408.5)         $   (24.1)     $(432.6)
        Income and mining taxes expense                            $    (1.5)         $    (2.6)     $  (4.1)
        Non-controlling interest                                   $    (0.2)         $       -      $  (0.2)
        Share in loss of investee companies                        $       -          $       -      $     -
        Dividends on convertible preferred shares of subsidiary    $    (0.8)         $       -      $  (0.8)
        Net loss                                                   $  (411.0)         $   (26.7)     $(437.7)
        Net loss attributable to common shareholders               $  (401.0)         $   (26.7)     $(427.7)
        Loss per share
          Basic and diluted                                        $   (1.30)         $   (0.09)     $ (1.39)
        --------------------------------------------------------------------------------------------------------

        (a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

3.      RESTATEMENT 2 - GOODWILL AND ASSET RETIREMENT OBLIGATIONS

        This restatement note sets out the impact of the restatement related to the purchase price allocation, accounting for goodwill and impact of adoption of CICA Handbook Section 3110 "Asset Retirement Obligations". These changes are reflected in the "Restatement 2" column. The "Restatement 1" column gives effect to the restatement related to the correction of foreign currency translation impact on future tax liabilities as described in Note 2 above.

        PURCHASE PRICE ALLOCATION AND GOODWILL
        On January 31, 2003, the Company acquired 100% of the outstanding shares of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") as described in further detail in Note 5. The consolidated financial statements presented for the year ended December 31, 2003 and the interim periods of 2003 and 2004 have been restated with respect to the accounting for the assets and liabilities acquired by the Company in the TVX and Echo Bay transaction (the "Acquisitions").

        The restatements are based upon independent valuations of the acquired assets as of the acquisition date January 31, 2003 and December 31, 2003, which resulted in: (i) a revision of the allocation of the purchase price to the reserves, resources and certain property acquired in the Acquisitions; (ii) consequential changes in depreciation, depletion and amortization; (iii) a revision of the allocation of goodwill at the acquisition date to reporting assets for purposes of impairment testing; and (iv) a revision of the impairment of assets and goodwill as of December 31, 2003, leading to certain impairments described in detail below. The overall effect of the restatement on the 2003 consolidated financial statements is summarized as follows:

        (a) Reduction of $181.3 million in goodwill from the $918.0 million initially recorded on the Acquisitions to $736.7 million resulting from an increase in property, plant and equipment and mineral interests, net of related future income tax liabilities;
        (b) Increase in depreciation, depletion and amortization expense for the year of $31.8 million;
        (c) Recognition of impairment losses with respect to goodwill and mineral interests of $394.4 million and $10.0 million, respectively; and
        (d) Reduction in income taxes related to (b) and (c) above of $11.6 million.

        All amounts in the accompanying notes to the consolidated financial statements have been adjusted to give effect to the impact of these restatements.

        ORIGINAL VALUATION METHODOLOGY
        The original valuation of the assets and liabilities acquired in the Acquisitions was undertaken and completed by the Company and included an independent appraisal of plant and equipment. The allocation of the purchase price to the fair value of the assets and liabilities resulted in an excess of the purchase price over the fair value of the identifiable assets of $918 million. This residual was recorded as goodwill. The Company assigned goodwill to the Exploration and Acquisitions and Corporate reporting units, which was not amortized. In making the assignment, the Company reviewed examples of previous applications of purchase accounting in the mining industry and applied Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), for purposes of Canadian GAAP, and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for purposes of U.S. GAAP.

        The allocation of goodwill primarily to the Exploration and Acquisitions reporting unit was intended to represent the increase in value of the Company after the Acquisitions, resulting primarily from the enhancement of the Company's ability to sustain and increase its mineral resources and therefore increase its future production capabilities. The original goodwill impairment testing methodology was based on measuring the Company's success in achieving additions to proven and probable reserves compared to predetermined expected average annual increases over a specified period of time.

        When the Company tested the goodwill for impairment based on its original methodology, it concluded that there was no impairment of goodwill as at December 31, 2003.

        INITIAL REVISION OF ORIGINAL VALUATION METHODOLOGY
        Subsequent to discussions with and comments from regulatory agencies and the Company's further review of applicable accounting guidance, at the end of the third quarter of 2004, the Company revised its allocation of goodwill and impairment testing methodology and reassigned the goodwill originally computed ($918 million) to the significant reporting units acquired in the Acquisitions.

        These reporting units represented the Company's interests in five operating mines and three development properties. The initial revision in the allocation of goodwill to reporting units was based on the premise that goodwill represented a market participant's view as to the potential for discovery of additional mineable ounces of gold from properties or mining rights acquired in the acquisitions in excess of those reflected in the purchase price allocated to identifiable assets, and to the potential for increased revenues as a result of higher realized gold prices. On testing goodwill for impairment, the revised methodology determined fair value of a reporting unit using a net asset value multiple that Kinross concluded a market participant would use in determining fair value. The net asset value was in turn computed based on discounted cash flows over the projected life of each mine in the case of operating mines or in the case of development properties using a per ounce value based on market data.

        Using this revised goodwill allocation and impairment testing methodology the Company determined that there was no goodwill or asset impairment as at December 31, 2003. However, based on this goodwill allocation and the Company's negotiations to purchase the remaining 51% of the Paracatu mine, the Company recognized a goodwill impairment charge of $143 million in the three months ended September 30, 2004. As discussed below, this previously recorded impairment charge has been reversed as part of the restatement.

        FURTHER REVISION OF VALUATION, ALLOCATION AND IMPAIRMENT METHODOLOGY
        In January 2005, following additional comments from regulatory agencies, the Company engaged an independent valuation advisory firm ("the Firm") to provide: (i) a valuation of the significant assets and liabilities acquired as part of the Acquisitions; (ii) an allocation to the reporting units of the goodwill resulting from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the Acquisitions; and (iii) a valuation of the assets and liabilities acquired in the Acquisitions and an assessment of the resulting goodwill for impairment as at December 31, 2003 and 2004.

        The valuation methodology employed by the Firm took into consideration value beyond proven and probable reserves ("VBPP") as defined by the newly issued CICA Emerging Issues Committee ("EIC") Abstract No 152 "Mining Assets - Impairment and Business Combinations" ("EIC-152"). Similar accounting guidance was also issued in the United States. This guidance requires that a mining entity should include VBPP and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination to mining assets acquired and also when testing mining assets for impairment.

        The most significant identifiable assets acquired in the Acquisitions were the property, plant and equipment and mineral interests. The original independently appraised values of plant and equipment were maintained. The Firm valued the mineral interests that consisted of: proven and probable reserves; measured and indicated resources and inferred resources as defined under National Instrument 43-101
        "Standards  for  disclosure  of  mineral  projects"  issued by  Canadian
        Securities Administrators, using a discounted cash flow approach. In addition, the Company acquired land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties were valued based on prices paid for similar types of properties in market transactions.

        The independent valuation of the significant assets and liabilities acquired in the Acquisitions resulted in a revision to the fair values initially estimated as of the acquisition date and a consequent reduction of goodwill. The independent valuation concluded that the resulting goodwill represented the following:

        o The expected ability of the Company to increase its reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the Acquisitions;
        o The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) relates to the Company's ability to make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and
        o The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

        The Company accepted the results of the valuation and accordingly revised its impairment testing methodology to ensure consistency with the allocation of purchase price and the related goodwill as determined in the valuation.

        In determining the basis of assigning goodwill to reporting units as at the date of acquisition, the expected additional value attributable to exploration potential was quantified for each reporting unit based on the specific geological attributes of the mineral property and based on data of market transactions for similar types of properties. The values associated with optionality and going concern value could not be separately computed and accordingly the balance of the goodwill was assigned to reporting units using a relative fair value methodology.

        IMPAIRMENT TESTING OF LONG-LIVED ASSETS
        The Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment as at December 31, 2003 and 2004 and accordingly has reflected in the restated consolidated financial statements impairment charges of $10.0 million and $5 million as at December 31, 2003 and 2004, respectively. These impairment charges relate to mineral interests and exploration properties.

        The Company will reassess long-lived assets for recoverability if production and depletion, changes in reserve estimates, decreases in gold prices or other factors indicate that the carrying value may not be recoverable. Exploration properties are also tested for impairment annually on a fair value basis based on market comparable data. Impairment is recognized in the amount by which the fair value is less than the carrying value.

        IMPAIRMENT TESTING OF GOODWILL
        In accordance with CICA Section. 3062 and SFAS 142, the Company tested its goodwill for impairment as at December 31, 2003 and 2004 and has recorded impairment charges of $394.4 million and $12.4 million for the years ended December 31, 2003 and 2004, respectively, in the restated consolidated financial statements.

        The valuations performed at December 31, 2003 and 2004 computed the fair value of each reporting unit. The fair value of the reporting unit was based on the fair value of the mineral interests computed using a discounted cash flow method and assumptions similar to those used on the acquisition date at January 31, 2003 and included expected additional value based on the expected ability to find additional ore. However, no value could be computed for the optionality and the going concern value, which were contributors to goodwill at January 31, 2003. This inability to directly value optionality and going concern value results primarily from the requirements under Section 3062 and SFAS 142 to allocate goodwill to reporting units, which in the case of mining companies are typically individual mine sites. The Company would have relied on real-option pricing methodology had the models been specified well enough to support reliable fair values. In a single mining operation any going concern value would have to be finite and limited to the life of the mineral that can be extracted economically. However, even if such models had been readily available, empirical evidence suggests that market participants do not perceive significant real-option or going concern value at the mine site level, which are the reporting units for goodwill impairment testing purposes.

        In the future, the Company will test goodwill for impairment at least annually, unless all of the following criteria have been met:

        (a) The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination.
        (b) The most recent, bottom-up fair value determination of fair values for a reporting unit resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.
        (c) Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

        In accordance with CICA Section 3062 and SFAS 142, the Company will also be alert for "triggering events" that would indicate the need to test for impairment more frequently than annually. In addition to the triggering events specifically identified in the relevant accounting pronouncement, significant changes in gold prices and changes in the demand for gold would also be considered triggering events.

        The Company uses the following methodology to test for goodwill impairment. First, the Company determines the fair value of the reporting unit, which is the sum of the following:

        o       Discounted nominal cash flows of reserves and resources
        o Fair value of exploration properties based on market comparable data.
        o Expected additional value from identified exploration targets calculated based on management's estimates of the ounces at such targets at the impairment testing date, corroborated by an analysis of the Company's three-year historical experience with additions to reserves and resources, and prices in market transactions involving properties with similar exploration targets.

        IMPACT OF  INDEPENDENT  VALUATIONS  AS AT JANUARY 31, 2003  (ACQUISITION
        DATE)
        The following table shows the impact of the revised allocation of the purchase price:

        ------------------------------------------------------------------------------------------------------------------------
                                                                                    AS PREVIOUSLY
                                                                                     REPORTED (a)    AS RESTATED     ADJUSTMENTS
        ------------------------------------------------------------------------------------------------------------------------
        Common shares of Kinross issued to Echo Bay and TVX shareholders           $        177.8    $     177.8     $       --
        Value of Kinross common stock per share                                              7.14           7.14             --
        ------------------------------------------------------------------------------------------------------------------------
        Fair value of the Company's common stock issued                            $      1,269.8    $   1,269.8     $       --

        Plus - fair value of warrants and options assumed by the Company                     29.3           29.3             --
        Plus - direct acquisition costs incurred by the Company                              12.6           12.6             --
        Plus - the Company's previous 10.6% ownership interest in Echo Bay                    7.0            7.0             --
        ------------------------------------------------------------------------------------------------------------------------
        Total purchase price                                                       $      1,318.7    $   1,318.7     $       --
        Plus - Fair value of liabilities assumed by Kinross
           Accounts payable and accrued liabilities                                          76.7           76.7             --
           Long-term debt, including current portion                                          2.2            2.2             --
           Site restoration cost accruals, including current portion                         63.0           63.0             --
           Future income tax liabilities                                                     52.8          135.9           83.1
           Other long-term liabilities                                                        0.1            0.1             --
           Liability with respect to TVX Newmont JV assets acquired                          94.5           94.5             --
        Less - Fair value of assets acquired by Kinross
           Cash                                                                             (44.2)         (44.2)            --
           Restricted cash                                                                  (21.4)         (21.4)            --
           Marketable securities                                                             (2.4)          (2.4)            --
           Accounts receivable and other assets                                             (22.8)         (22.8)            --
           Inventories                                                                      (47.9)         (47.9)            --
           Property, plant and equipment (b)                                               (213.7)        (168.3)          45.4
           Mineral interests                                                               (283.9)        (593.7)        (309.8)
           Long-term investments and other non-current assets                               (53.7)         (53.7)            --
        ------------------------------------------------------------------------------------------------------------------------
        Residual purchase price allocated to goodwill                              $        918.0    $     736.7     $   (181.3)
        ------------------------------------------------------------------------------------------------------------------------

        (a) As previously disclosed in 2003 financial statements filed with regulators in March 2004.
        (b)     Reclassification to mineral interests.

        IMPACT OF INDEPENDENT VALUATIONS AND IMPAIRMENT TESTING AT DECEMBER 31, 2003 AND 2004
        Based on independent valuations as of December 31, 2003 and 2004 and the impairment testing methodology described above, the Company recorded impairments of long-lived assets of $10.0 million and $5.0 million relating to mineral interests and exploration properties and goodwill impairment of $394.4 million and $12.4 million for the years ended December 31, 2003 and 2004, respectively. See Note 7 for details of goodwill impairment by reportable segment.

        RECLAMATION AND REMEDIATION OBLIGATIONS
        The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") sets out new accounting requirements for the recognition, measurement and disclosure of liabilities for asset retirement obligations (reclamation and remediation obligations) and the related asset retirement cost. This new standard is to be applied to fiscal years, which commenced on or after January 1, 2004. The details on the adoption of this standard are described in Note 5 and Note 11. Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively with a restatement of 2003 and 2002 comparative figures. The tables shown below include the impact of this retroactive application of Section 3110.

        On adoption of the new standard, reflected as at January 1, 2002 recorded a $19.7 million increase in the accumulated deficit as of January 1, 2002, and recorded a corresponding increase in the reclamation and remediation obligations for the same amount reflecting the fair value of the liability. During 2002, the Company increased property, plant and equipment by $1.8 million as a result of the formation of a joint venture. During 2003, the Company increased property, plant and equipment by $45.4 million and increased reclamation and remediation obligations by $10.6 million to reflect the fair value of the asset and the related liability. Net loss for the year ended December 31, 2003 decreased by $3.1 million, while the net loss for the year ended December 31, 2002 decreased by $8.1 million.

        IMPACT OF RESTATEMENT ON CONSOLIDATED FINANCIAL STATEMENTS
        The effect of the revised valuations, allocation of goodwill and testing of impairment and adoption of Section 3110 on the consolidated balance sheet as of December 31, 2003 and consolidated statement of operations for the year ended December 31, 2003 and 2002 are shown below:


Consolidated balance sheets as at December 31, 2003
---------------------------------------------------

==========================================================================================================================
                                                           AS
                                                       PREVIOUSLY
                                                       REPORTED (a)  RESTATEMENT 2 (b)   RESTATEMENT 1 (c)   AS RESTATED
--------------------------------------------------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                           $    245.8    $           --       $          --      $    245.8
    Restricted cash                                            5.1                --                  --             5.1
    Accounts receivable and other assets                      42.2                --                  --            42.2
    Inventories                                              109.2                --                  --           109.2
                                                       -------------------------------------------------------------------
                                                             402.3                --                  --           402.3
  Property, plant and equipment                              782.7             227.7                  --         1,010.4
  Goodwill                                                   918.0            (575.7)                 --           342.3
  Future income and mining taxes                               1.5                --                  --             1.5
  Long-term investments                                        2.1                --                  --             2.1
  Deferred charges and other long-term assets                 35.9                --                  --            35.9
                                                       -------------------------------------------------------------------
                                                        $  2,142.5    $       (348.0)      $          --      $  1,794.5
                                                       ===================================================================
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities            $    101.4    $          0.5       $          --      $    101.9
    Current portion of long-term debt                         29.4                --                  --            29.4
    Current portion of reclamation
      and remediation obligations                             19.2                --                  --            19.2
                                                       -------------------------------------------------------------------
                                                             150.0               0.5                  --           150.5
  Long-term debt                                               0.7                --                  --             0.7
  Reclamation and remediation obligations                    100.5              10.6                  --           111.1
  Future income and mining taxes                              55.6              71.0                25.9           152.5
  Other long-term liabilities (d)                              4.7               2.2                  --             6.9
  Redeemable retractable preferred shares                      3.0                --                  --             3.0
                                                       -------------------------------------------------------------------
                                                             314.5              84.3                25.9           424.7
                                                       -------------------------------------------------------------------
NON-CONTROLLING INTEREST                                       0.7                --                  --             0.7
                                                       -------------------------------------------------------------------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY            12.6                --                  --            12.6
                                                       -------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and
    common share purchase warrants                         1,783.5                --                  --         1,783.5
  Contributed surplus                                         30.0                --                  --            30.0
  Accumulated deficit                                          3.2            (432.3)              (26.7)         (455.8)
  Cumulative translation adjustments                          (2.0)               --                 0.8            (1.2)
                                                       -------------------------------------------------------------------
                                                           1,814.7            (432.3)              (25.9)        1,356.5
                                                       -------------------------------------------------------------------
                                                        $  2,142.5    $       (348.0)      $          --      $  1,794.5
==========================================================================================================================

(a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.
(d) Change in Other Long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligations.


Consolidated statement of operations for the year ended December 31, 2003
-------------------------------------------------------------------------

==============================================================================================================================
                                                               AS
                                                           PREVIOUSLY
                                                           REPORTED (a)  RESTATEMENT 2 (b)   RESTATEMENT 1 (c)   AS RESTATED
------------------------------------------------------------------------------------------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                               $    571.9    $           --       $          --      $    571.9

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                    370.8              (8.8)                 --           362.0
  Accretion expense                                                 --               9.0                  --             9.0
  Depreciation, depletion and amortization                       140.9              31.8                  --           172.7
                                                           -------------------------------------------------------------------
                                                                  60.2             (32.0)                 --            28.2
  Other operating costs                                           16.5                --                  --            16.5
  Exploration and business development                            24.3                --                  --            24.3
  General and administrative                                      25.0                --                  --            25.0
  Impairment charges
    Goodwill                                                        --             394.4                  --           394.4
    Long-lived assets                                              8.0               7.2                  --            15.2
    Investments                                                    1.9                --                  --             1.9
  Gain on disposal of assets                                     (29.5)               --                  --           (29.5)
                                                           -------------------------------------------------------------------
OPERATING EARNINGS (LOSS)                                         14.0            (433.6)                 --          (419.6)

  Other income (expense) - net                                     9.8               1.3               (24.1)          (13.0)
                                                           -------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                      23.8            (432.3)              (24.1)         (432.6)

  Income and mining taxes recovery (expense)                     (13.1)             11.6                (2.6)           (4.1)
  Non-controlling interest                                        (0.2)               --                  --            (0.2)
  Dividends on convertible preferred shares of subsidiary         (0.8)               --                  --            (0.8)
                                                           -------------------------------------------------------------------
NET EARNINGS (LOSS)                                         $      9.7    $       (420.7)      $       (26.7)     $   (437.7)
                                                           ===================================================================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                       $      9.7    $       (420.7)      $       (26.7)     $   (437.7)
  Increase in equity component of convertible debentures          (6.5)               --                  --            (6.5)
  Gain on redemption of equity component of
    convertible debentures                                        16.5                --                  --            16.5
                                                           -------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE
  TO COMMON SHAREHOLDERS                                    $     19.7    $       (420.7)      $       (26.7)     $   (427.7)
                                                           ===================================================================

EARNINGS (LOSS) PER SHARE
  Basic                                                     $     0.06    $        (1.36)      $       (0.09)     $    (1.39)
  Diluted                                                   $     0.06    $        (1.36)      $       (0.09)     $    (1.39)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING (MILLIONS)
  Basic                                                          308.6                --                  --           308.6
  Diluted                                                        309.6              (1.0)                 --           308.6
==============================================================================================================================

(a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.


Consolidated statement of operations for the year ended December 31, 2002
-------------------------------------------------------------------------

==============================================================================================================================
                                                               AS
                                                           PREVIOUSLY
                                                           REPORTED (a)  RESTATEMENT 2 (b)   RESTATEMENT 1 (c)   AS RESTATED
------------------------------------------------------------------------------------------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                               $    261.0    $           --       $          --      $    261.0

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                    172.1              (2.3)                 --           169.8
  Accretion expense                                                 --               1.6                  --             1.6
  Depreciation, depletion and amortization                        85.3               0.3                  --            85.6
                                                           -------------------------------------------------------------------
                                                                   3.6               0.4                  --             4.0
  Other operating costs                                            2.7                --                  --             2.7
  Exploration and business development                            11.6                --                  --            11.6
  General and administrative                                      11.3                --                  --            11.3
  Impairment charges
    Goodwill                                                        --                --                  --              --
    Long-lived assets                                              7.7              (7.7)                 --              --
    Investments                                                    0.2                --                  --             0.2
  Gain on disposal of assets                                      (2.7)               --                  --            (2.7)
                                                           -------------------------------------------------------------------
OPERATING LOSS                                                   (27.2)              8.1                  --           (19.1)

  Other income - net                                               4.9                --                  --             4.9
                                                           -------------------------------------------------------------------
LOSS BEFORE TAXES AND OTHER ITEMS                                (22.3)              8.1                  --           (14.2)

  Income and mining taxes recovery (expense)                      (6.5)               --                  --            (6.5)
  Non-controlling interest                                          --                --                  --              --
  Share in loss of investee companies                             (0.6)               --                  --            (0.6)
  Dividends on convertible preferred shares of subsidiary         (1.5)               --                  --            (1.5)
                                                           -------------------------------------------------------------------
NET LOSS                                                    $    (30.9)   $          8.1       $          --      $    (22.8)
                                                           ===================================================================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net loss                                                  $    (30.9)   $          8.1       $          --      $    (22.8)
  Increase in equity component of convertible debentures          (7.3)               --                  --            (7.3)
  Gain on redemption of equity
    component of convertible debentures                             --                --                  --              --
                                                           -------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                $    (38.2)   $          8.1       $          --      $    (30.1)
                                                           ===================================================================

LOSS PER SHARE
  Basic                                                     $    (0.32)   $         0.07       $          --      $    (0.25)
  Diluted                                                   $    (0.32)   $         0.07       $          --      $    (0.25)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(MILLIONS)
  Basic                                                          119.7                --                  --           119.7
  Diluted                                                        119.7                --                  --           119.7
==============================================================================================================================

(a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION
        The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of its wholly owned subsidiary in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. As a result, Kinross accounts for its investment in the Blanket mine on a cost basis.

        On January 28, 2003, the shareholders of the Company authorized the consolidation of one consolidated common share for each three old common shares of the issued and outstanding common shares of the Company. The consolidation was made effective on January 31, 2003. All share capital, share and option data in the accompanying consolidated financial statements and notes have been retroactively revised to reflect the share consolidation (see Note 15).

        PRINCIPLES OF CONSOLIDATION
        The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities, which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs") (which includes, but is not limited to, special purpose entities, trusts, partnerships and other legal structures) as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG-15") are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. Intercompany accounts and transactions, unrealized intercompany gains and losses are eliminated upon consolidation.

        USE OF ESTIMATES
        The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include property, plant and equipment; mineral interests; inventories; goodwill; reclamation and remediation obligations; provision for income and mining taxes; employee pension costs and post employment benefit obligations.

        TRANSLATION OF FOREIGN CURRENCIES
        DOMESTIC AND FOREIGN OPERATIONS
        As of September 29, 2003, the functional currency of all the Company's operations is the U.S. dollar. Prior to that date, the currency of measurement for certain of the Company's operations domiciled in Canada was the Canadian dollar. On September 29, 2003, the Company repaid its entire outstanding Canadian dollar denominated debt. All of the Company's revenues are in U.S. dollars.

        Prior to the repayment of its Canadian dollar denominated convertible debentures (see Note 12), certain of the Company's Canadian dollar amounts were translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities were translated at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the period.


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        After  September  29, 2003,  for these  operations  and for all non-U.S.
        operations, the temporal method is used to translate to U.S. dollars for reporting purposes. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

        The cumulative translation adjustments ("CTA") relate to the unrealized translation gains and losses on the Company's net investment in self-sustaining operations, translated using the current rate method, prior to September 29, 2003. Such exchange gains and losses will become realized in income upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

        FOREIGN CURRENCY TRANSACTIONS
        Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

        CASH AND CASH EQUIVALENTS
        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

        SHORT-TERM INVESTMENTS
        Short-term investments are highly liquid investments with an original maturity greater than three months and less than twelve months.

        LONG-TERM INVESTMENTS
        Investments in shares of investee companies in which Kinross' ownership is greater than 20% but not more than 50%, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

        INVENTORIES
        Expenditures and depreciation, depletion and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term metal prices, and estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs.

        ORE IN STOCKPILES
        Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before processing) added and removed from the stockpile. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne.

        Ore in stockpiles is processed according to a life of mine plan that is designed to optimize use of known mineral reserves, present processing capacity and pit design. The market price of gold does not significantly affect the timing of processing of ore in stockpiles. While stockpiled ore can be processed earlier than planned in the event of an unforeseen disruption to mining activities, the current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

        ORE ON LEACH PADS
        The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this process, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad.

        The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured as tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). While it may not be uncommon for recoveries to occur on a declining basis over a period of time in excess of twelve months, economically recoverable gold reflected in the Company's carrying value for ore on leach pads, based on its current operations, will be recovered within a period of twelve months or less. All of the Company's ore on leach pads is classified as current. In the event that the Company determined,


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        based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

        Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

        IN-PROCESS INVENTORY
        In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon-in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

        FINISHED METAL
        Finished metal inventories, comprised of gold and silver dore and bullion, are valued at the lower of average production cost and net realizable value. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

        MATERIALS AND SUPPLIES
        Materials and supplies are valued at the lower of average cost and replacement cost.

        PROPERTY, PLANT AND EQUIPMENT
        BUILDINGS, PLANT AND EQUIPMENT
        New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment is amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 5 years, but do not exceed the related estimated mine life based on proven and probable reserves. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

        MINERAL EXPLORATION AND MINE DEVELOPMENT COSTS
        Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.

        At the Company's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. The Company expenses in-pit stripping cost as incurred.

        At the Company's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development.

        Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Ongoing development expenditures to maintain production are charged to operations as incurred.

        MINERAL INTERESTS
        Mineral interests include acquired mineral use rights associated with producing, development and exploration properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. The values of such mineral use rights are primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in properties to which they relate.

        Mineral interests relating to producing properties pertain to the reserves and resources associated with a property. Development properties represent mineral use rights in properties under development that contain reserves or resources. Exploration properties represent value of the land area around the existing producing mine or development property or


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        green  field  exploration  area  that is not  part of  resources  and is comprised mainly of material outside the immediate mine area.

        The Company's mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

        DEPRECIATION AND AMORTIZATION
        Production stage mineral interests are amortized over the life of mine using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Development and exploration properties are not amortized until such time as the underlying property is converted to the production stage. Some plant and equipment is depreciated on a straight-line basis.

        The expected useful lives used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the remaining amortization period for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

        ASSET IMPAIRMENT - LONG-LIVED ASSETS
        Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment on an annual basis or when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

        In assessing the impairment for production and development properties, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels and costs, capital and reclamation and remediation obligations, all based on detailed engineering life of mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account losses during ore processing and treatment. Cash flow estimates of recoverable production from inferred mineral interests are risk adjusted to reflect the greater uncertainty associated with those cash flows. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

        Exploration properties are the areas adjacent and contiguous to existing mines or development properties containing reserves, resources or without any identified exploration targets, which is assessed for impairment by comparing the carrying value with the fair value. Fair value is based primarily on recent transactions involving sales of similar properties.

        GOODWILL
        Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is attributed to the following factors:

        o The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the aquisitions;
        o The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices increase in the future; and
        o The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

        Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology. The carrying amount of goodwill assigned to the reporting units acquired at the date of acquisition is not amortized.

        The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of reporting units, to which goodwill was allocated, to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount and any excess of the carrying value over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to risks and uncertainties.


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        FINANCIAL INSTRUMENTS AND HEDGING ACTIVITY
        As part of its strategy to manage exposure to fluctuations in metal prices and foreign currency exchange rates, Kinross enters into metals and currency contracts, including forward contracts, spot deferred contracts and options. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In instances where the documentation supports an economic hedge but is insufficient to meet the standard for formal hedge accounting, the Company records changes in fair value of the financial instruments in current earnings.

        For precious metal production, the use of spot deferred and fixed forward contracts is intended to hedge the Company's exposure to the risk of falling commodity prices. Realized and unrealized gains or losses on derivative contracts that effectively establish prices for future production are deferred and recorded in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings. Realized and unrealized gains or losses for derivative contracts which do not qualify as hedges for accounting purposes or which relate to a hedged transaction or item that has been sold or terminated are recorded in current earnings. Gains or losses on the early settlement of metal hedging contracts, that were deemed to be effective at the inception of the contract, are deferred on the balance sheet and included in earnings in accordance with the original delivery schedule of the hedged production.

        Foreign currency forward contracts are used to hedge exposure to fluctuations in foreign currency denominated anticipated capital and operating expenditures. Gains or losses on these contracts are matched with the hedged expenditures at the maturity of the contracts. Realized and unrealized gains or losses associated with foreign exchange forward contracts, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or liabilities on the balance sheet and recognized in earnings in the period in which the underlying hedged transaction is recognized.

        Changes in the fair value of any other financial instruments, for which the Company has not sought hedge accounting, are recognized currently in earnings.

        PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
        The Company participates in both defined contribution and defined benefit pension plans. The costs of defined contribution plans, representing the Company's required contribution, and the costs of defined benefit pension plans are charged to earnings in the year incurred. Defined benefit plan pension expense, based on management's assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

        The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the consolidated financial statements during the years employees provide service to be entitled to receive such benefits.

        STOCK-BASED INCENTIVE AND COMPENSATION PLANS
        The Company has four stock-based incentive and compensation plans which are described in Note 16 to the consolidated financial statements. Effective January 1, 2004, the Company now records an expense for employee stock-based compensation using the fair value based method, applied retroactively without restatement, for all awards granted or modified on or after January 1, 2002 - see Note 5(a). Compensation expense is recognized over the stock option vesting period. The Company accounts for forfeitures in the period in which they occur. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model.

        REVENUE RECOGNITION
        Gold revenue is recognized upon shipment to third-party gold refineries, when the sales price is fixed and title has passed to the customer. Silver revenue, the Company's only by-product, is included in mining revenue.

        RECLAMATION AND REMEDIATION OBLIGATIONS
        On January 1, 2004, Kinross adopted CICA Handbook Section 3110, "Asset Retirement Obligations" ("Section 3110") - see Note 5(b). Section 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the practice prior to 2004, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its


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        ultimate  reclamation  and  remediation  obligations  could  change as a
        result  of  changes  in   regulations,   the  extent  of   environmental
        remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

        INCOME AND MINING TAXES
        The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

        Future withholding taxes are provided for the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

        RECLASSIFICATIONS
        Certain comparative figures for 2003 and 2002 have been reclassified to conform to the 2004 presentation.

5.      RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

        RECENT PRONOUNCEMENTS

(i) In January 2004, the CICA issued amendments to CICA Handbook Section 3860, "Financial Instruments - Presentation and Disclosure" ("Section 3860"), to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. Section 3860 is applicable to the Company beginning January 1, 2005 on a retroactive basis. The Company does not expect the application of Section 3860 to have a material impact on its results of operations and financial condition.

(ii) In November 2004, the Emerging Issues Committee of the CICA issued EIC 149, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("EIC 149"). EIC 149 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable non-controlling interests, and requires that those instruments be classified as liabilities on the balance sheets. Previously, many of those financial instruments were classified as equity. EIC 149 is effective at the beginning of the first interim period beginning after November 5, 2004. The impact of EIC 149 on the Company's future results of operations or financial condition will depend on the terms contained in contracts signed or contracts amended in the future. The Company discloses its mandatorily redeemable preferred shares as a component of liabilities in its Consolidated balance sheets which is consistent with EIC 149.

(iii) In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease", ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

        ACCOUNTING CHANGES

(a)     STOCK-BASED COMPENSATION
        In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

        Prior to January 1, 2004, as permitted by Section 3870, the Company presented the impact of employee stock-based awards on a pro forma basis.

        Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method, applied retroactively without restatement, for all awards granted or modified on or after January 1, 2002. Compensation expense is recognized over the stock option vesting period. The Company accounts for forfeitures in the period in which they occur. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model, see
        Note 16 "Stock-based compensation" for detailed discussion on stock-based awards.

        The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening accumulated deficit as shown in the Consolidated statements of common shareholders' equity and on adoption $0.2 million was recorded as a increase in the value of common shares on the exercise of options. During the year ended December 31, 2004, the Company recorded stock option expense of $1.4 million. Additionally, the Company recorded restricted stock unit expense of $0.7 million during the year ended December 31, 2004.

        Had the Company adopted the fair value based method of accounting for all stock-based awards in 2003, reported net earnings (loss) and earnings (loss) per common share would have been adjusted to the pro forma amounts indicated in the table below:

        ------------------------------------------------------------------------
                                                            2003         2002
        ------------------------------------------------------------------------

        Net loss attributable to common shareholders      $ (427.7)    $ (30.1)
          Stock-based compensation expense - pro forma        (0.4)       (2.0)
        -----------------------------------------------------------------------
        Net loss - pro forma                              $ (428.1)    $ (32.1)
        -----------------------------------------------------------------------

        Loss per common share
          Basic - reported                                $  (1.39)    $ (0.25)
          Basic - pro forma                               $  (1.39)    $ (0.27)
          Diluted - reported                              $  (1.39)    $ (0.25)
          Diluted - pro forma                             $  (1.39)    $ (0.27)
        -----------------------------------------------------------------------

(b)     ASSET RETIREMENT OBLIGATIONS
        Effective  January 1, 2004,  the  Company  applied the  requirements  of
        Section 3110. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset, and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement. Prior to the adoption of Section 3110, the Company accrued for estimated reclamation and remediation obligations over the producing life of a mine with an annual charge to earnings based primarily on legal and regulatory requirements and Company policy.

        The Company's asset retirement obligations are described in Note 11 "Reclamation and remediation obligations". Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 applied retroactively with a restatement of 2003 and 2002 comparative figures. On adoption of the new standard, reflected as at January 1, 2002, the Company recorded a $19.7 million increase in the accumulated deficit as of January 1, 2002, and recorded a corresponding increase in the reclamation and remediation obligations for the same amount reflecting the fair value of the liability. During 2002, the Company increased property, plant and equipment by $1.8 million as a result of the formation of a joint venture. During 2003, the Company increased property, plant and equipment by $45.4 million and increased reclamation and remediation obligations by $10.6 million to reflect the fair value of the asset and the related liability. Net loss for the year ended December 31, 2003 decreased by $3.1 million, while the net loss for the year ended December 31, 2002 decreased by $8.1 million.

        ------------------------------------------------------------------------------------------
                                                                            2003          2002
        ------------------------------------------------------------------------------------------
        Net earnings (loss) attributable to common shareholders
          As previously reported                                         $     19.7     $  (38.2)
          Impact of restatement related to acquisitions and goodwill         (423.8)          --
          Impact of adoption of Section 3110                                    3.1          8.1
          Restatement for foreign currency impact on future tax
            liabilities                                                       (26.7)          --
        ------------------------------------------------------------------------------------------
          As currently reported                                          $   (427.7)    $  (30.1)
        ------------------------------------------------------------------------------------------
        Earnings (loss) per common share
        Basic
          As previously reported                                         $     0.06     $  (0.32)
          Impact of restatement related to acquisitions and goodwill          (1.37)          --
          Impact of adoption of Section 3110                                   0.01         0.07
          Restatement for foreign currency impact on future tax
            liabilities                                                       (0.09)          --
        ------------------------------------------------------------------------------------------
          As currently reported                                          $    (1.39)    $  (0.25)
        ------------------------------------------------------------------------------------------
        Diluted
          As previously reported                                         $     0.06     $  (0.32)
          Impact of restatement related to acquisitions and goodwill          (1.37)          --
          Impact of adoption of Section 3110                                   0.01         0.07
          Restatement for foreign currency impact on future tax
            liabilities                                                       (0.09)          --
        ------------------------------------------------------------------------------------------
          As currently reported                                          $    (1.39)    $  (0.25)
        ------------------------------------------------------------------------------------------

(c)     FLOW THROUGH SHARES
        On March 19, 2004, the Emerging Issues Committee (EIC) of the CICA issued Abstract No. 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders' equity on the date that the company renounces the tax credits associated with qualifying exploration expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

(d)     CONSOLIDATION OF VARIABLE INTEREST ENTITIES
        In June 2003, the Accounting Standards Board issued AcG-15 "Consolidation of Variable Interest Entities (revised November 2003, January 2004 and March 2004)" ("AcG-15"). AcG-15 requires that the assets, liabilities and results of operations of variable interest entities be consolidated into the financial statements of the enterprise that has the controlling financial interest. AcG-15 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. Although AcG-15 is effective for interim and annual periods beginning on or after November 1, 2004, the Company early adopted AcG-15 in the quarter ended September 30, 2004. The Company has evaluated each of its financial interests as at December 31, 2004 and has concluded that AcG-15 will not have an impact on its results of operations or financial condition. The Company will continue to monitor clarifications to both AcG-15 and the comparable US GAAP standard as they pertain to the consolidation of variable interest entities.

(e)     HEDGING RELATIONSHIPS
        Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. The impact of the adoption of AcG-13 is outlined further under "Financial instruments" (Note 9).

6.      BUSINESS AND PROPERTY ACQUISITIONS

        ACQUISITIONS

        2004

        ACQUISITION OF REMAINING 51% OF PARACATU MINE

        On December 31, 2004, the Company completed the purchase of the remaining 51% of the Rio Paracatu Mineracao ("RPM"), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. ("Rio Tinto"). The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction, the Company now owns 100% of the property and is now the operator. Kinross acquired its original 49% interest in the mine on January 31, 2003 when the Company acquired TVX. The acquisition of the remaining 51% interest was completed on December 31, 2004. On completion, consideration of $260.2 million was paid in cash and is subject to a post completion working capital adjustment, which is yet to be finalized. The Company financed the transaction with debt of $105 million and the remainder in cash.

        The following table reflects the preliminary purchase price allocation for the acquisition of the remaining 51% interest of the Paracatu mine (in millions):

--------------------------------------------------------------------------------------
Cash paid                                                                   $  249.6
Working capital adjustment                                                      10.6
--------------------------------------------------------------------------------------
Total cash paid to Rio Tinto Plc.                                           $  260.2

Plus - direct acquisition costs incurred by the Company                          1.2
--------------------------------------------------------------------------------------
Total purchase price                                                        $  261.4

Plus - Fair value of liabilities assumed by Kinross
    Accounts payable and accrued liabilities                                $    8.3
    Long-term debt, including current portion                                   10.5
    Reclamation and remediation obligations, including current portion           5.4

Less - Fair value of assets acquired by Kinross
    Cash                                                                        (5.7)
    Short-term investments                                                      (0.4)
    Accounts receivable and other assets                                        (2.7)
    Inventories                                                                 (3.7)
    Property, plant and equipment                                              (37.5)
    Mineral interests                                                         (226.7)
    Future income tax asset                                                     (8.1)
    Other non-current assets                                                    (0.8)
--------------------------------------------------------------------------------------
Residual purchase price allocated to goodwill                               $     --
--------------------------------------------------------------------------------------

Pro forma consolidated results

The purchase of the remaining 51% interest in the Paracatu mine was effective on December 31, 2004. If the combination had been effective as of January 1, 2004, pro forma consolidated revenues for the year ended December 31, 2004 would increase by $39.8 million to $706.6 million and pro forma consolidated net loss for the year ended December 31, 2004 would decrease by $7.5 million to $55.6 million. These pro forma results were based on the preliminary purchase price allocation, which as noted above is subject to a working capital adjustment.

2003

(a)     TVX GOLD INC., ECHO BAY MINES LTD. AND THE TVX NEWMONT AMERICAS JOINT
        VENTURE

        On January 31, 2003, pursuant to a Canadian Plan of Arrangement, Kinross acquired 100% of TVX and 100% of Echo Bay. Consideration paid for the TVX common shares was 2.1667 Kinross common shares for each TVX common share. Consideration paid for the Echo Bay shares was 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares as described in Note 15. The purchase price for these acquisitions totaled $1.3 billion, comprised of 177.8 million Kinross common shares, $12.6 million of direct costs and $29.3 million representing the fair value of common share purchase warrants and stock options assumed. The value of Kinross shares was $7.14 per share based on the average market price of the shares over the two-day period before and after June 10, 2002, being the date Kinross, TVX and Echo Bay entered into the combination agreement.

        In a separate transaction, immediately prior to the business combination, TVX acquired Newmont Mining Corporation's ("Newmont") 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for $180.0 million in cash. The purchase price comprised of TVX's available cash of $85.5 million and cash advanced by Kinross to TVX of $94.5 million.

        Upon completion of the acquisition of TVX and TVX's purchase of Newmont's interest in the TVX Newmont JV, Kinross held various non-operating interests in gold mines located in Chile (La Coipa - 50%), Brazil (Paracatu - 49% and Crixas - 50%) and Canada (Musselwhite - 32%), an operating interest in one other Canadian mine (New Britannia - 50%) and exploration interests in Brazil. Upon acquiring Echo Bay, Kinross held operating interests in gold mines located in the United States (Round Mountain - 50%) and Canada (Lupin - 100%) and interests in development properties in both Canada and the United States.

        The acquisitions were accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and amounted to $736.7 million. In accordance with CICA
        Handbook Section 3062, "Goodwill and Other Intangible Assets," and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," for the purpose of testing goodwill for impairment, goodwill was assigned to the Company's reporting units acquired and will not be amortized. See Note 3 Restatement to the consolidated financial statements for additional details on the valuation on the reporting units, allocation of goodwill and subsequent testing for impairment of goodwill and of the recoverability of the assets.

        The estimated fair value of property, plant and equipment was based on the replacement costs as determined through independent appraisals performed by an independent third party. Mineral interests, representing acquired mineral use rights were recorded at fair value based on an independent valuation (see Note 3). Details of mineral interests acquired pursuant to the business combination are included in the Property, plant and equipment section of Note 7. Estimated future cash flows used in the valuation were based on estimated quantities of gold to be produced at each site, the estimated costs, timing and capital expenditures associated with such production, valuation of the exploration property surrounding operating assets, independent forecast of gold prices, inflation and foreign currency exchange rates at the date of acquisition and a discount rate of a similar market participant.

        Based on the impairment testing for long-lived assets, the Company recorded impairments related to the exploration properties of $5.0 million and $10.0 million for the years ended December 31, 2004 and 2003, respectively. Also, the Company recorded goodwill impairments of $12.4 million and $394.4 million for the years ended December 31, 2004 and 2003, respectively. For further details on impairments associated with goodwill and with the recoverability of assets see the Goodwill and Impairment charges section of Note 7.

        The  following   table   reflects  the  restated  final  purchase  price
        allocation for the acquisition of 100% of Echo Bay and 100% of TVX:

        -------------------------------------------------------------------------------------------------------------------
          (IN MILLIONS, EXCEPT PER SHARE DATA)                                         TVX        ECHO BAY        TOTAL
        -------------------------------------------------------------------------------------------------------------------
        Common shares of Kinross issued to Echo Bay and TVX shareholders                  93.9         83.9         177.8
        Value of Kinross common stock per share                                     $     7.14    $    7.14     $    7.14
        -------------------------------------------------------------------------------------------------------------------
        Fair value of the Company's common stock issued                             $    670.7    $   599.1     $ 1,269.8

        Plus - fair value of warrants and options assumed by the Company            $      6.8    $    22.5     $    29.3
        Plus - direct acquisition costs incurred by the Company                            6.3          6.3          12.6
        Plus - the Company's previous 10.6% ownership interest in Echo Bay                  --          7.0           7.0
        -------------------------------------------------------------------------------------------------------------------
        Total purchase price                                                        $    683.8    $   634.9     $ 1,318.7

        Plus - Fair value of liabilities assumed by Kinross
            Accounts payable and accrued liabilities                                      53.6         23.1          76.7
            Long-term debt, including current portion                                      2.2           --           2.2
            Site restoration cost accruals, including current portion                     17.5         45.5          63.0
            Future income tax liabilities                                                134.8          1.1         135.9
            Other long-term liabilities                                                    0.1           --           0.1
            Liability with respect to TVX Newmont JV assets acquired                      94.5           --          94.5

        Less - Fair value of assets acquired by Kinross
            Cash                                                                         (27.8)       (16.4)        (44.2)
            Restricted cash                                                              (11.3)       (10.1)        (21.4)
            Marketable securities                                                         (0.5)        (1.9)         (2.4)
            Accounts receivable and other assets                                         (18.1)        (4.7)        (22.8)
            Inventories                                                                  (19.1)       (28.8)        (47.9)
            Property, plant and equipment                                               (114.0)       (54.3)       (168.3)
            Mineral interests                                                           (425.3)      (168.4)       (593.7)
            Long-term investments and other non-current assets                            (5.1)       (48.6)        (53.7)
        -------------------------------------------------------------------------------------------------------------------
        Residual purchase price allocated to goodwill                               $    365.3    $   371.4     $   736.7
        -------------------------------------------------------------------------------------------------------------------

        Pro forma consolidated results

        The combination of Kinross, TVX and Echo Bay was effective on January 31, 2003. Had the combination been effective as of January 1, 2003, the results for the year ended December 31, 2003 would have increased the pro forma consolidated revenues, by $28.9 million to $600.8 million and would have increased pro forma consolidated net loss, by $16.3 million to $454.0 million. The pro forma financial information does not purport to project the Company's results of operations for any future periods.

(b)     OMOLON GOLD MINING CORPORATION

        On December 3, 2002, the Company entered into purchase agreements with four of the five Russian minority shareholders, holding in aggregate, 44.2% of the shares of Omolon Gold Mining Company ("Omolon"). Omolon agreed to purchase these shares, from the four shareholders, for $44.7 million, including legal fees. The transactions were completed in February 2003 and Omolon subsequently cancelled these shares. As a result of the share cancellation, the Company increased its ownership in the outstanding shares of Omolon to 98.1% from 54.7%.

        The fair value of the assets and liabilities of the 45.3% interest in Omolon and the allocation of the purchase consideration are as follows (in millions):

        ------------------------------------------------------------------------
        Fair value of assets acquired by Kinross:
          Cash                                                         $ 26.1
          Accounts receivable                                             2.9
          Inventories                                                    12.3
          Property, plant and equipment                                  13.8
          Other non-current assets                                        1.9

        Less - fair value of liabilities assumed by Kinross:
          Accounts payable and accrued liabilities                       (5.7)
          Long-term debt, including current portion                      (2.2)
          Site restoration cost accruals, including current portion      (3.4)
          Non-controlling interest                                       (1.0)
        ------------------------------------------------------------------------
        Total cash consideration                                       $ 44.7
        ------------------------------------------------------------------------

        Financed by:
          Cash (including cash acquired - $26.1 million)               $ 44.7
        ------------------------------------------------------------------------

(c)     E-CRETE

        During 2003, the Company acquired a further 1.2% interest in E-Crete for cash consideration of $0.1 million, by funding its partner's share of cash calls, thereby increasing its ownership interest to 90.0%.

        2002

        E-CRETE

        During 2002, the Company acquired a further 2.9% interest in E-Crete for cash consideration of $0.1 million by funding its partner's share of cash calls, thereby increasing its ownership interest to 88.8%.

7.      CONSOLIDATED FINANCIAL STATEMENT DETAILS

        CONSOLIDATED BALANCE SHEETS

        Accounts receivable and other assets:

        -----------------------------------------------------------------------------------------------
                                                                                 2004          2003
        -----------------------------------------------------------------------------------------------
        Trade receivables                                                     $     2.2     $     7.5
        Taxes recoverable                                                           7.9           4.6
        Deferred costs associated with business and property acquisitions           3.3           0.4
        Deferred hedge losses                                                       4.7            --
        Fair value of non-hedge derivatives                                         4.1            --
        Marketable securities (a)                                                   0.3           0.1
        Prepaid expenses                                                            4.0           7.1
        Other                                                                      14.4          22.5
        -----------------------------------------------------------------------------------------------
                                                                              $    40.9     $    42.2
        -----------------------------------------------------------------------------------------------

(a)     Quoted market value: 2004 - $0.4 million, 2003 - $0.5 million.

        Inventories:

        ------------------------------------------------------------------------
                                                         2004           2003
        ------------------------------------------------------------------------
        In-process                                    $      9.1    $     15.5
        Finished metal                                      25.8          15.4
        Ore in stockpiles (a)                               24.2          15.3
        Ore on leach pads (b)                               15.7           8.3
        Materials and supplies                              51.1          62.5
        ------------------------------------------------------------------------
                                                           125.9         117.0
        Long-term portion of ore in stockpiles             (14.9)         (7.8)
        ------------------------------------------------------------------------
                                                      $    111.0    $    109.2
        ------------------------------------------------------------------------

        (a) Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in Deferred charges and other long-term assets on the Consolidated balance sheets. See Deferred charges and other long-term assets.
        (b) Ore on leach pads at December 31, 2004 and 2003 relate entirely to the Company's 50% owned Round Mountain mine. As at December 31, 2004, the weighted average cost per recoverable ounce of gold on the leach pads was $200 per ounce (2003 - $120 per ounce). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2009. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

        Property, plant and equipment - net:

        -------------------------------------------------------------------------------------------
                                                                           2004          2003
        -------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        Cost - net of writedown
        Producing properties
          Plant and equipment amortized on a straight line basis       $     165.6    $    118.7
          Plant and equipment amortized on units of production basis         983.4         926.3
        Development properties                                                39.9          19.5
        Exploration properties                                                 6.1           9.8
        -------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        GROSS CARRYING VALUE
        Production stage                                               $     680.5    $    460.6
        Development properties                                                36.6          36.6
        Exploration properties                                                88.3          91.4
        -------------------------------------------------------------------------------------------
                                                                       $   2,000.4    $  1,662.9
        -------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        ACCUMULATED DEPRECIATION
        Producing properties
          Plant and equipment amortized on a straight line basis       $     (75.7)   $    (56.9)
          Plant and equipment amortized on units of production basis        (552.8)       (532.7)
        -------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        ACCUMULATED DEPRECIATION
        Production stage                                               $    (127.8)   $    (62.9)
        Development properties                                                  --            --
        Exploration properties                                                  --            --
        -------------------------------------------------------------------------------------------
                                                                       $    (756.3)   $   (652.5)
        -------------------------------------------------------------------------------------------
        Property, plant and equipment - net                            $   1,244.1    $  1,010.4
        -------------------------------------------------------------------------------------------

        For impairments associated with property, plant and equipment, see Impairment charges within this note. There were no major disposals in 2004 or 2003.

        Goodwill:

        The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

----------------------------------------------------------------------------------------------------------------------------------
                                                        2003                                               2004
                             -----------------------------------------------------------------------------------------------------
                                    Dec 31, 2002  Additions (a)  Impairment  Dec 31, (2003) Additions     Impairment Dec 31, (2004)
                             -----------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                          $    --     $      --      $    --      $     --       $   --        $     --      $     --
  Kubaka                                  --            --           --            --           --              --            --
  Round Mountain                          --         173.7        (87.2)         86.5           --              --          86.5
  La Coipa                                --         137.3        (65.9)         71.4           --              --          71.4
  Crixas                                  --          80.5        (42.5)         38.0           --              --          38.0
  Paracatu                                --         164.9        (99.4)         65.5           --              --          65.5
  Musselwhite                             --          84.9        (53.9)         31.0           --              --          31.0
  Porcupine Joint Venture                 --            --                        --            --              --            --
Other operations                          --          95.4        (45.5)         49.9           --           (12.4)         37.5
CORPORATE AND OTHER                       --            --           --            --           --              --            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                $    --     $   736.7      $ (394.4)    $ 342.3        $   --        $  (12.4)      $ 329.9
==================================================================================================================================

(a)     Resulting from the acquisitions of TVX and Echo Bay (see Note 6).

Long-term investments:

The quoted market value of the Company's long-term investments at December 31, 2004 is $31.2 million (December 31, 2003 - $9.0 million). All long-term investments are recorded at cost. During 2004, the Company sold certain long-term investments with a book value of $9.0 million for net proceeds of $9.1 million (2003 - net proceeds of $56.2 million, book value of $30.2 million).

Deferred charges and other long-term assets:

Deferred charges and other long-term assets are comprised of the following:

----------------------------------------------------------------------------
                                                     2004           2003
----------------------------------------------------------------------------
Long-term ore in stockpiles (a)                       $ 14.9          $ 7.8
Deferred charges, net of amortization                    2.4            2.2
Long-term receivables                                    5.3            7.1
Long-term deposits                                       2.6            2.6
Assets held for sale (b)                                  --           14.1
Other                                                    2.4            2.1
----------------------------------------------------------------------------
                                                      $ 27.6         $ 35.9
============================================================================

(a) Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture (2003 - Fort Knox, Round Mountain, La Coipa and the Porcupine Joint Venture).
(b) The Ulu property and airplane hangar in Edmonton, Alberta were sold in 2004 for proceeds of $11.8 million.

Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are comprised of the following:

------------------------------------------------------------------------
                                                2004           2003
------------------------------------------------------------------------
Trade payables                               $      33.1   $      29.8
Accrued liabilties                                  27.4          16.6
Employee related accrued liabilities                22.9          16.0
Taxes payable                                       18.4          12.3
Accruals related to acquisition                     10.6            --
Other accruals                                      30.8          27.2
------------------------------------------------------------------------
                                             $     143.2   $     101.9
------------------------------------------------------------------------

        CONSOLIDATED STATEMENT OF OPERATIONS

        Impairment charges:

        The Company annually reviews the carrying values of its portfolio of investments and mining development and reclamation properties, including estimated costs for closure. Through this process the Company determined that certain asset values had become impaired and accordingly assets that were impaired were written down to their estimated recoverable amounts.

        The components of the non-cash impairment charges are as follows:

        ------------------------------------------------------------------------------------------
                                                           2004          2003           2002
        ------------------------------------------------------------------------------------------
        Goodwill impairment                             $     12.4    $    394.4     $      --
        Impairment of long-lived assets
          Kubaka                                              25.1            --            --
          Lupin                                                7.9           4.4            --
          New Britannia                                        1.3            --            --
          Round Mountain                                        --           2.7            --
          La Coipa                                              --           2.9            --
          Exploration projects and other assets               11.8            --            --
          E-Crete                                               --           5.2            --
        Impairment of investments
          Loan receivable from joint venture partner            --           1.2            --
          Marketable securities                                 --           0.2            0.1
          Long-term investments                                1.4           0.5            0.1
        ------------------------------------------------------------------------------------------
        Total                                           $     59.9    $    411.5     $      0.2
        ------------------------------------------------------------------------------------------

        In the fourth quarter of 2004, following a comprehensive review of its mining properties and investments on the basis set out in Note 4, the Company determined that the net recoverable amount of Kubaka, Lupin and New Britannia mines was less than the net book value, resulting in a write-down of $34.3 million. In addition, the Gurupi exploration project in Brazil and Norseman exploration project in Australia were also written down by $8.5 million.

        In the fourth quarter of 2003, following a comprehensive review of its investments and properties on the basis set out in Note 4, the Company determined that the net recoverable amount of its investment in E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than net book value. Accordingly, the Company recorded a $5.2 million write-down. In addition, the Company determined that a loan receivable from a joint venture partner was not collectible and required a further $1.2 million accrual.

        Other income (expense):

        ----------------------------------------------------------------------------------------------
                                                              2004           2003           2002
        ----------------------------------------------------------------------------------------------
        Interest income                                    $     5.6      $     4.5      $      1.5
        Interest expense                                        (5.1)          (5.1)           (5.0)
        Foreign exchange (losses) gains                        (13.3)         (19.5)           (4.3)
        Sundry sales                                             1.3            6.6             0.5
        Other                                                    2.2            1.2             4.6
        Non-hedge derivative gains (losses)                      3.1            0.4            (2.7)
        Loss on redemption of convertible debentures              --           (1.1)             --
        Insurance proceeds                                        --             --            10.3
        ----------------------------------------------------------------------------------------------
                                                           $    (6.2)     $   (13.0)     $      4.9
        ----------------------------------------------------------------------------------------------

        CONSOLIDATED STATEMENTS OF CASH FLOWS

        Cash and cash equivalents:

        ----------------------------------------------------------------------------------------------
                                                              2004           2003           2002
        ----------------------------------------------------------------------------------------------
        Cash on hand and balances with banks               $    29.5      $    89.8      $     16.3
        Short-term deposits                                     18.4          156.0           154.3
        ----------------------------------------------------------------------------------------------
                                                           $    47.9      $   245.8      $    170.6
        ----------------------------------------------------------------------------------------------

        Interest and taxes paid:

        ----------------------------------------------------------------------------------------------
                                                              2004           2003           2002
        ----------------------------------------------------------------------------------------------
        Interest                                           $     2.4      $     8.0      $      8.8
        Income taxes                                       $    16.1      $     7.0      $      6.8
        ----------------------------------------------------------------------------------------------

8.      JOINT VENTURE INTERESTS

        The Company conducts a substantial portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2004, the Company had interests in 7 joint venture projects after consideration of the acquisition of the remaining 51% interest of the Paracatu Mine (See Note
        6). As at December 31, 2003, the Company had interests in 8 joint ventures after acquiring an interest in six joint ventures as a result of the combination with TVX and Echo Bay, and the full consolidation of Omolon (a Russian joint stock company) following the increase in the Company's ownership interest from 54.7% to 98.1% in February of 2003 (see Note 6).

        SUMMARY OF JOINT VENTURE INFORMATION

        ---------------------------------------------------------------------------------------------------------------------------
                                                                 Round                 La              Mussel-    New
        2004                               Porcupine   Refugio  Mountain  Paracatu    Coipa   Crixas   white    Britannia   Total
        ---------------------------------------------------------------------------------------------------------------------------
        Metal sales                          $   78.8  $   3.8   $ 154.1   $  38.2   $ 59.0   $ 38.2   $ 32.1    $ 10.8   $  415.0
        ---------------------------------------------------------------------------------------------------------------------------
        Cost of sales                            44.4      2.0      82.3      20.6     39.7     12.2     21.1       7.9      230.2
        Accretion                                 2.3       --       1.9       0.5      0.4      0.1      0.1      (0.1)       5.2
        Depreciation, depletion and
          amortization                           22.7       --      43.3       9.5     16.8     12.8     12.5        --      117.6
        Exploration                               3.2       --       0.8        --      0.5      0.3      2.0       0.4        7.2
        Impairment charges                         --       --        --       2.1       --       --       --       1.3        3.4
        Other operating costs                     0.3      1.7        --       2.6      0.7     (0.1)     0.2       1.3        6.7
        ---------------------------------------------------------------------------------------------------------------------------
                                                 72.9      3.7     128.3      35.3     58.1     25.3     35.9      10.8      370.3
        ---------------------------------------------------------------------------------------------------------------------------
        Operating earnings (loss)            $    5.9  $   0.1   $  25.8   $   2.9   $  0.9   $ 12.9   $ (3.8)   $   --   $   44.7
        ---------------------------------------------------------------------------------------------------------------------------
        Current assets                       $    9.6  $   7.1   $  31.6   $  19.2   $ 16.4   $ 13.8   $  3.7    $  0.6   $  102.0
        Property, plant and equipment            75.3     43.0      86.3     451.2     74.1     50.9     92.2        --      873.0
        Goodwill                                   --       --      86.5      65.5     71.4     38.0     31.0        --      292.4
        Deferred charges and other assets         4.4      0.9       1.4       3.2      0.4      0.2      0.1        --       10.6
        ---------------------------------------------------------------------------------------------------------------------------
                                                 89.3     51.0     205.8     539.1    162.3    102.9    127.0       0.6    1,278.0
        ---------------------------------------------------------------------------------------------------------------------------
        Current liabilities                      14.5      7.4      16.5      16.4      8.5      1.9      2.3       1.5       69.0
        Long-term liabilities                    11.8     13.4      26.0      77.2     13.8     21.2      2.0       0.6      166.0
        ---------------------------------------------------------------------------------------------------------------------------
                                                 26.3     20.8      42.5      93.6     22.3     23.1      4.3       2.1      235.0
        ---------------------------------------------------------------------------------------------------------------------------
        Net investment in joint ventures     $   63.0  $  30.2   $ 163.3   $ 445.5   $140.0   $ 79.8   $122.7    $ (1.5)  $1,043.0
        ---------------------------------------------------------------------------------------------------------------------------
        Cash flow provided from (used in):
        ---------------------------------------------------------------------------------------------------------------------------
          Operating activities               $   30.4  $   0.6   $  63.7   $  13.3   $ 14.3   $ 25.8   $ 10.3    $  2.2   $  160.6
        ---------------------------------------------------------------------------------------------------------------------------
          Investing activities               $  (24.5) $ (44.3)  $  (8.5)  $ (15.7)  $ (0.9)  $ (3.6)  $ (3.9)   $ (0.5)  $ (101.9)
        ---------------------------------------------------------------------------------------------------------------------------
          Financing activities               $     --  $  13.0   $    --   $    --   $   --   $   --   $   --    $   --   $   13.0
        ---------------------------------------------------------------------------------------------------------------------------


        ---------------------------------------------------------------------------------------------------------------------------
                                                                 Round                 La              Mussel-    New
        2003 (a)                           Porcupine   Refugio  Mountain  Paracatu    Coipa   Crixas   white    Britannia   Total
        ---------------------------------------------------------------------------------------------------------------------------
        Metal sales                          $   83.0  $    --   $ 131.9   $  32.0   $ 51.5   $ 31.9   $ 22.5    $ 11.8   $  364.6
        ---------------------------------------------------------------------------------------------------------------------------
        Cost of sales                            48.9     (0.1)     74.9      18.0     34.4     10.3     15.9      11.1      213.4
        Accretion                                 2.3     (0.4)      1.6       0.5      0.3      0.1      0.1       1.1        5.6
        Depreciation, depletion and
          amortization                           24.9       --      45.0       9.8     17.9     12.3     11.2       2.6      123.7
        Exploration                               2.5      1.4       2.1        --      0.9      0.5      2.1       0.8       10.3
        Impairment charges                         --       --      89.9      99.4     68.8     42.5     53.9       1.2      355.7
        Other operating costs                     2.9      0.4        --       1.1      0.3      0.3      0.2       0.1        5.3
        ---------------------------------------------------------------------------------------------------------------------------
                                                 81.5      1.3     213.5     128.8    122.6     66.0     83.4      16.9      714.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating earnings (loss)            $    1.5  $  (1.3)  $ (81.6)  $ (96.8)  $(71.1)  $(34.1)  $(60.9)   $ (5.1)  $ (349.4)
        ---------------------------------------------------------------------------------------------------------------------------
        Current assets                       $    9.5  $   2.4   $  27.3   $  11.5   $ 10.7   $ 11.8   $  6.3    $  2.8   $   82.3
        Property, plant and equipment            70.9      1.5     125.2     193.3     90.4     59.8    100.5        --      641.6
        Goodwill                                   --       --      86.5      65.5     71.4     38.0     31.0        --      292.4
        Deferred charges and other assets         3.2       --       2.0       1.7      1.1      0.1       --        --        8.1
        ---------------------------------------------------------------------------------------------------------------------------
                                                 83.6      3.9     241.0     272.0    173.6    109.7    137.8       2.8    1,024.4
        ---------------------------------------------------------------------------------------------------------------------------
        Current liabilities                       9.7      0.8      16.7       4.0      8.7      2.2      1.8       1.1       45.0
        Long-term liabilities                     8.8      4.2      26.3      86.9     26.1     23.2      1.7       1.6      178.8
        ---------------------------------------------------------------------------------------------------------------------------
                                                 18.5      5.0      43.0      90.9     34.8     25.4      3.5       2.7      223.8
        ---------------------------------------------------------------------------------------------------------------------------
        Net investment in joint ventures     $   65.1  $  (1.1)  $ 198.0   $ 181.1   $138.8   $ 84.3   $134.3    $  0.1   $  800.6
        ---------------------------------------------------------------------------------------------------------------------------
        Cash flow provided from (used in):
        ---------------------------------------------------------------------------------------------------------------------------
          Operating activities               $   30.7  $  (2.2)  $  58.5   $  16.4   $ 14.7   $ 20.6   $  3.2    $   --   $  141.9
        ---------------------------------------------------------------------------------------------------------------------------
          Investing activities               $   (8.3) $  (1.5)  $  (6.0)  $  (5.0)  $ (0.5)  $ (3.1)  $ (2.7)   $ (1.1)  $  (28.2)
        ---------------------------------------------------------------------------------------------------------------------------
          Financing activities               $     --  $    --   $    --   $    --   $ (0.7)  $ (1.5)  $   --    $   --   $   (2.2)
        ---------------------------------------------------------------------------------------------------------------------------

        ------------------------------------------------------------------------------------------------------------------------
        2002 (a)                                                           Porcupine       Refugio        Kubaka        Total
        ------------------------------------------------------------------------------------------------------------------------
         Metal sales                                                       $    28.5       $    4.3       $  69.2      $  102.0
        ------------------------------------------------------------------------------------------------------------------------
         Cost of sales                                                          21.0            3.0          29.4          53.4
         Accretion                                                               0.3            0.3           0.2           0.8
         Depreciation, depletion and amortization                                7.7             --          17.4          25.1
         Exploration                                                             1.6            0.4           1.3           3.3
         Other operating costs                                                   0.4            0.9            --           1.3
        ------------------------------------------------------------------------------------------------------------------------
                                                                                31.0            4.6          48.3          83.9
        ------------------------------------------------------------------------------------------------------------------------
         Operating earnings (loss)                                         $    (2.5)      $   (0.3)      $  20.9      $   18.1
        ------------------------------------------------------------------------------------------------------------------------
         Current assets                                                          8.2            3.1          46.5          57.8
         Property, plant and equipment                                          74.9             --           9.8          84.7
         Deferred charges and other assets                                       1.5             --           2.9           4.4
        ------------------------------------------------------------------------------------------------------------------------
                                                                                84.6            3.1          59.2         146.9
        ------------------------------------------------------------------------------------------------------------------------
         Current liabilities                                                     5.3            6.0           9.5          20.8
         Long-term liabilities                                                   3.1            5.1           3.8          12.0
        ------------------------------------------------------------------------------------------------------------------------
                                                                                 8.4           11.1          13.3          32.8
        ------------------------------------------------------------------------------------------------------------------------
         Net investment in joint ventures                                  $    76.2       $   (8.0)      $  45.9      $  114.1
        ------------------------------------------------------------------------------------------------------------------------
         Cash flow provided from (used in):
        ------------------------------------------------------------------------------------------------------------------------
           Operating activities                                            $     3.4       $   14.3       $  39.6      $   57.3
        ------------------------------------------------------------------------------------------------------------------------
           Investing activities                                            $    (2.9)      $     --       $  (0.1)     $   (3.0)
        ------------------------------------------------------------------------------------------------------------------------
           Financing activities                                            $      --       $     --       $  (1.6)     $   (1.6)
        ------------------------------------------------------------------------------------------------------------------------

        (a) Restated for change in accounting policy related to Reclamation and remediation obligations (see Note 5).

9.      FINANCIAL INSTRUMENTS

        The Company manages its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors.

        COMMODITY RISK MANAGEMENT

        The profitability of the Company is directly related to the market price of gold and silver. From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling commodity prices for a portion of its forecasted metal production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. However, if the delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango").

        From time to time, the Company sells call options as part of its overall strategy of managing the risk of changing metal prices. The option premium is received at the time call options are sold. If the gold price is higher than the call option strike price on the expiry date of the option, Kinross will either sell gold at the strike price of the option or enter into a spot deferred contract with a starting price equal to the strike price of the option. If the gold price is lower than the strike price of the call option at expiry, the option expires worthless.

        The Company may also purchase gold put options to protect against the risk of the gold price falling. The option premium is paid out at the time the put options are purchased. If the gold price is lower than the strike price of the put option on the expiry date, gold is sold at the strike price of the option. If the gold price is higher than the strike price of the put option, the option expires worthless.

        The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2004 are as follows:

        --------------------------------------------------------------------------------------------------
                                                                              PUT OPTIONS
                                                SPOT DEFERRED     AVERAGE          BOUGHT        AVERAGE
        EXPECTED YEAR OF DELIVERY               OUNCES HEDGED       PRICE        (OUNCES)   STRIKE PRICE
        --------------------------------------------------------------------------------------------------
        2005                                          200,000     $   452         150,000   $        250
        2006                                               --          --         150,000   $        250
        --------------------------------------------------------------------------------------------------
        Total                                         200,000     $   452         300,000   $        250
        --------------------------------------------------------------------------------------------------

        As at December 31, 2004, the Company had spot deferred contracts for the sale of 200,000 ounces of gold, which it delivered into in the first quarter of 2005. While these contracts provide an economic hedge, they did not qualify for formal hedge accounting. As such, a fair value unrealized gain of $3.0 million has been included in revenue for the year ended December 31, 2004.

        As at December 31, 2003, the Company had spot deferred contracts hedging the sale of 175,000 ounces with a fair value unrealized loss of $24.1 million. Since these contracts qualified for hedge accounting this loss remained off balance sheet. Beginning January 1, 2004, on the application of AcG-13, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million of which $4.7 million related to 2005 is recognized in earnings in connection with the original maturity date of the contracts. During the year ended December 31, 2004, the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes, the January 1, 2004 deferred loss of $4.7 million relating to these contracts remains deferred on the balance sheet as at December 31, 2004, to be recognized into earnings in 2005.

        As at December 31, 2004, the Company had no gold call options sold. As at December 31, 2003, the Company had 50,000 ounces of written gold call options outstanding for which the Company had recorded a $4.0 million unrealized loss. During 2004, the Company financially closed out these gold call options at a cost of $2.0 million, resulting in a realized gain of $2.0 million.

        As at December 31, 2004, the Company had purchased put options for 300,000 ounces of gold at a at strike price of $250 per ounce (2003-450,000 ounces at a strike price of $250 per ounce) and the Company had not sought hedge accounting for the 300,000 ounces of gold put options, which were acquired in the combination with TVX. Changes in their fair value are recorded in current earnings.

        In February 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized a gain of $16.6 million on proceeds of $21.1 million. The gain was deferred on the balance sheet and recognized in earnings over the original delivery schedule of the various contracts. In 2004, $2.3 million was recognized in revenue (2003 - $2.3 million, 2002 - $4.5 million) and there is no unamortized amount at December 31, 2004.

        As at December 31, 2004, the Company has no derivative financial instruments outstanding relating to silver. As at December 31, 2003, the Company had sold 250,000 ounces of silver forward at a price of $4.92 per ounce.

        FOREIGN CURRENCY RISK MANAGEMENT

        All sales revenues for the Company are denominated in U.S. dollars. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar, on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian real. These potential currency fluctuations could have a significant impact on the cost of producing gold and thereby, the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary liabilities. The Company does not actively manage this exposure.

        As at December 31, 2004, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $14.3 million at an average exchange rate of 1.4322 (2003 - CDN $28.4 million at an average exchange rate of 1.4221). These contracts mature over a six-month period ending June 30, 2005.

        At December 31, 2004, the Company's consolidated foreign currency program consists of:

        --------------------------------------------------------------------------------------------------------------
                                                  MATURITY
                                               PERIOD (TO THE                   AVERAGE PRICE
                                                    YEAR)           QUANTITY       (C$/USD)           FAIR VALUE
        --------------------------------------------------------------------------------------------------------------
                                                                   (MILLIONS)                         (MILLIONS)
        Fixed forward contracts (CDN$)              2005             $ 10.0         1.4322               $ 1.9
        --------------------------------------------------------------------------------------------------------------

        The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated general and administrative costs and Canadian mine operating costs. During 2004, the Company recognized a gain of $2.9 million from hedging against movements in the exchange rate against the U.S. dollar (2003 - gain of $2.0 million, 2002 - loss of $0.5 million). The gain in 2004 has been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses. The 2003 gain and 2002 loss were recorded in earnings as a foreign exchange gain or loss. In addition, beginning
        January 1, 2004 hedge contracts outstanding as at December 31, 2003, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million as at January 1, 2004 is recognized in earnings in connection with the original maturity date of the contracts. As at December 31, 2004, $0.9 million of this gain remains deferred on the balance sheet to be recognized into earnings in 2005.

        INTEREST RATE RISK MANAGEMENT

        The Company is exposed to interest rate risk on its variable rate debt. There were no interest rate derivative financial instruments outstanding as at December 31, 2004 or December 31, 2003. The Company did not engage in any interest rate hedging activity during 2002, 2003 or 2004.

        ENERGY PRICE RISK

        The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. While this risk may be reduced, from time to time, through the use of fuel forward purchase contracts to lock in future operating costs, as at December 31, 2004, the Company had no derivative financial instruments in place to purchase fuel. The Company did not engage in any fuel or energy hedging activity during 2002, 2003 or 2004.

        CREDIT RISK MANAGEMENT

        Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2004, the Company's gross credit exposure was $34.6 million (2003 - $43.6 million).

        FAIR VALUES OF FINANCIAL INSTRUMENTS

        Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

        Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value gain (loss) relating to derivative contracts outstanding as at December 31:

        ------------------------------------------------------------------------
                                                        2004          2003
        ------------------------------------------------------------------------
        Gold forward sales contracts (a)              $    3.0      $  (24.1)
        Silver forward sales contracts (b)            $     --      $   (0.3)
        Foreign currency contracts (c)                $    1.9      $    1.8
        ------------------------------------------------------------------------

        (a) Based on a spot gold price of $436 and $417 per ounce as at December 31, 2004 and 2003, respectively.
        (b) Based on a spot silver price of $5.97 per ounce as at December 31, 2003.
        (c) Based on a Canadian dollar exchange rate of 1.2036 and 1.2924 at December 31, 2004 and 2003, respectively.

10.     LONG-TERM DEBT AND CREDIT FACILITIES

        LONG-TERM DEBT

        ---------------------------------------------------------------------------------------
                                                                          2004         2003
        ---------------------------------------------------------------------------------------
        Corporate revolving credit facility            Variable        $   105.0     $     --
        Kubaka project-financing debt - EBRD loan      Variable              2.7          2.7
        Fort Knox industrial revenue bonds             Variable               --         25.0
        Fort Knox capital leases                     5.0% - 5.25%            2.1          2.4
        Refugio capital leases                       5.7% - 6.2%            13.1           --
        ---------------------------------------------------------------------------------------
                                                                           122.9         30.1
        Less: current portion                                               (6.0)       (29.4)
        ---------------------------------------------------------------------------------------
        Long-term debt                                                 $   116.9     $    0.7
        ---------------------------------------------------------------------------------------

        As of December 31, 2004, the long-term debt repayments for each of the years ending December 31 are as follows:

        -------------------------------------------------------------------------------------------------------------------------
                                                           2005          2006         2007        2008        2009        TOTAL
        -------------------------------------------------------------------------------------------------------------------------
        Corporate revolving credit facility             $      --     $      --    $      --   $   105.0    $     --   $  105.0
        Kubaka project-financing debt - EBRD loan             2.7            --           --          --          --        2.7
        Fort Knox capital leases                              1.1           0.3          0.3         0.4          --        2.1
        Refugio capital leases                                2.2           2.4          2.5         2.7         3.3       13.1
        -------------------------------------------------------------------------------------------------------------------------
        Total long-term debt payable                    $     6.0     $     2.7    $     2.8   $   108.1    $    3.3   $  122.9
        -------------------------------------------------------------------------------------------------------------------------

        (a)     After giving effect to subsequent amendment, see Note 25(b).

        SYNDICATED CREDIT FACILITY

        In February 2003, immediately following the business combination with TVX and Echo Bay, Kinross arranged a syndicated credit facility, comprised of eight banks, for $125.0 million having a maturity date of December 31, 2005. The primary purpose of this syndicated credit facility was to enable Kinross to issue letters of credit to various regulatory agencies to satisfy its financial assurance requirements, primarily associated with reclamation related activities.

        In December 2004, the Company replaced the $125 million credit facility with a new three-year $200 million revolving credit facility. The Company borrowed $105.0 million under the new facility to satisfy a portion of the $261.2 million cost to purchase the remaining 51% interest in the Paracatu mine. The facility also provides credit support for letters of credit issued to satisfy financial assurance requirements.

        The credit agreement also allows for existing lenders to increase their exposure or new lenders to join up to an aggregate limit of $300.0 million. As at December 31, 2004 issue costs of $3.0 million have been deferred on the balance sheet and will be amortized over the term of the new facility. This credit agreement provides the Company with more favourable terms including reduced pricing, the release of certain security and more flexible covenants. The assets of the Fort Knox mine and shares of certain wholly owned subsidiaries are pledged as collateral for this facility. The credit agreement can be drawn in U.S. or Canadian dollars and allows for up to seventy percent of the outstanding limit to be drawn in gold. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders.

        Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25 (previously less than 1.0), interest charged will be as follows:

        ---------------------------------------------------------------------------------------------------------------------
                                                                                           INTEREST RATES IN
                                                                    ---------------------------------------------------------
        TYPE OF CREDIT                                                      NEW CREDIT FACILITY          OLD CREDIT FACILITY
        ---------------------------------------------------------------------------------------------------------------------
        Dollar based Libor loan                                                LIBOR plus 1.00%             LIBOR plus 1.50%
        Letters of credit                                                                 1.00%                        1.50%
        Bullion loan                                                 Gold lease rate plus 1.25%                           --
        Standby fee applicable to unused availability                                     0.25%                        0.30%
        ---------------------------------------------------------------------------------------------------------------------

        The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens, although these limits have all been increased in relation to the old credit facility. Significant financial covenants include a minimum tangible net worth of $727.9 million (2003 - $698.0 million), an interest coverage ratio of 4.5:1.0 (2003 - same), net debt to operating cash flow of 3.0:1.0 (2003
        - 3.5:1.0), and minimum proven and probable reserves of 6.0 million gold equivalent ounces (2003 - 5.0 million).

        KUBAKA PROJECT FINANCING DEBT - EBRD LOAN

        The European Bank for Reconstruction and Development ("EBRD") continues to provide financing to Omolon Gold Mining Company ("Omolon"), owner of the Kubaka mine. As at December 31, 2003, the remaining debt was $2.75 million. The final repayment was scheduled for December 15, 2004, however the Company had the option of extending the loan for an additional year. In November 2004, the Company exercised its option to extend the loan to December 15, 2005, at which time the remaining $2.75 million is due. Interest on the debt is variable based upon LIBOR and as at December 31, 2004 is approximately 6.9% per annum (December 31, 2003
        - 5.6%). Standard default covenants apply to the debt and the EBRD has a right of first refusal on any future project debt required by Omolon. The assets of Omolon secure the debt. In addition, the loan is fully cash collateralized by a wholly owned subsidiary of Kinross.

        FORT KNOX INDUSTRIAL REVENUE BONDS

        The solid waste disposal facility at the Fort Knox mine was historically financed by $71.0 million of tax-exempt industrial revenue bonds issued by the Alaska Development and Export Authority. The bonds, maturing in May 2009, could be prepaid at any time without penalty. As at December 31, 2003, $25.0 million remained outstanding. On January 7, 2004, Kinross repaid this outstanding balance plus any accrued interest thereon. As a result, the letter of credit supporting outstanding principle and accrued and unpaid interest, issued by Kinross under its credit facility, was returned and cancelled.

        CAPITAL LEASES

        The Company has capital leases at its Refugio and Fort Knox mines. During the year, the Company purchased $13.1 million (Kinross share) of equipment under capital leases at its Refugio mine, having a weighted average interest rate of 6.0%. In addition, Fort Knox added capital leases of $1.3 million during 2004. Repayment on these leases runs from 2005 to 2009. The underlying equipment secures these leases.

        ECHO BAY CREDIT FACILITY

        The Company inherited a $4.0 million cash collateralized credit facility in the business combination with Echo Bay. The purpose of this collateralized credit facility was to issue letters of credit to a surety underwriter who had underwritten surety bonds on Echo Bay properties. During 2004, $3.8 million in restricted cash was returned to the Company by the financial institution holding the credit facility and $0.2 million was posted with the surety underwriter, replacing the remaining letters of credit. The financial institution simultaneously cancelled the credit facility.

11.     RECLAMATION AND REMEDIATION OBLIGATIONS

        The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining property, plant and equipment.

        The Company recorded accretion expense of $21.4 million, $9.0 million and $1.6 million and depreciation expense of $13.8 million, $8.9 million and $0.2 million related to reclamation and remediation obligations and the related asset for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, reclamation and remediation obligations were $131.7 million. The undiscounted amount of estimated cash flows to settle the reclamation and remediation obligations is approximately $163.3 million. The majority of the expenditures are expected to occur from 2005 to 2030. The credit adjusted risk-free rate used in estimating the site restoration cost obligation was 7% for 2003 and 6.5% for 2004.

        The following table provides a reconciliation of the reclamation and remediation obligations for the year ended December 31:

        -------------------------------------------------------------------------------------------------
                                                             2004            2003             2002
        -------------------------------------------------------------------------------------------------
        Balance at January 1,                              $  130.3        $   69.5         $   55.6
          Impact on adoption of section 3110                     --              --             19.7
          Additions resulting from acquisitions (a)             5.4            65.6               --
          Reclamation spending                                (17.9)          (19.3)            (9.8)
          Accretion expense                                    21.4             9.0              1.6
          Foreign exchange                                      0.8             2.3               --
          Asset retirement cost                                (6.7)            3.2              1.8
          Other                                                (1.6)             --              0.6
        -------------------------------------------------------------------------------------------------
        Balance at December 31,                            $  131.7        $  130.3         $   69.5
        -------------------------------------------------------------------------------------------------

        (a) Reflects the 2004 acquisition of remaining 51% of Paracatu and 2003 acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

        The current portions of reclamation and remediation obligations of $23.6 million and $19.2 million at December 31, 2004 and 2003, respectively, are included in current liabilities. Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. While there were no assets that were legally restricted for purposes of settling reclamation and remediation obligations as at December 31, 2004, letters of credit totaling $94.9 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's credit facility.

12.     CONVERTIBLE DEBENTURES

        On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bore interest at 5.5% per annum, matured on December 5, 2006, and, at the holders' option, were convertible into common shares of the Company at a conversion price of CDN $40.05 per share, being a rate of 24.9687 common shares per CDN $1,000 principal amount of debentures. Interest was payable in cash; however, the Company had the right to settle the principal amount by the issuance of common shares. On or after

        December 31, 2001, the debentures were redeemable at par plus accrued and unpaid interest.

        The debentures were being accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component had been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense was determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures was classified as equity, net of issuance costs and adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders' option, was increased over the term to the full face value by charges to retained earnings (deficit).

        No debentures were redeemed in 2002. On September 29, 2003, Kinross redeemed all of the outstanding convertible debentures at par plus accrued interest. The total payment was $146.8 million (CDN $198.3 million), comprised of the principal amount of $144.8 million (CDN $195.6 million) and accrued interest of $2.0 million (CDN $2.7 million).

        The cost of redemption was allocated based on the respective fair values of the debt and equity components at the date of redemption. The redemption of the debentures resulted in a loss on redemption of the debt component of the debentures of $1.1 million and a net gain on redemption of the equity component of the debentures of $16.5 million. The loss on the debt component was charged against income and the gain on the equity component was accounted for as an increase in contributed surplus.

        As at December 31, 2004 and 2003, the outstanding principal amount of the debentures was nil.

13.     REDEEMABLE RETRACTABLE PREFERRED SHARES

        The redeemable retractable preferred shares entitle the holder to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at anytime redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares are outstanding and held by a former senior officer and director of the Company. As at December 31, 2004 and 2003, the redeemable preferred shares outstanding were 311,933 and 384,613, respectively. During 2004, 72,680 redeemable retractable preferred shares were converted into 200,001 common shares of the Company.

14.     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

        The convertible preferred shares of subsidiary company were comprised of 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are exchangeable into common shares of the Company at a conversion price of $30.92 per share (equivalent to a conversion rate of 1.6171 common shares for each Kinam Preferred Share), subject to adjustment in certain events.

        The Kinam Preferred Shares are redeemable at the option of the Company at anytime on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.63 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

        Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. No dividends were declared or paid on the Kinam Preferred Shares during 2004, 2003 or 2002. Dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-affiliated shareholders of $3.4 million and $2.7 million as at December 31, 2004 and 2003, respectively have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company. These convertible preferred shares are also considered as a form of non-controlling interests.

        During 2004, 1,722 Kinam Preferred Shares were exchanged into 2,781 common shares of the Company. During 2003, 14,700 Kinam Preferred Shares were acquired at $18.00 per share and a further 1,645 Kinam Preferred Shares were exchanged into 2,657 common shares of the Company. During 2002, the Company repurchased 670,722 Kinam Preferred Shares at $16.00 per share and 350 Kinam Preferred Shares were exchanged into 566 common shares of the Company. There were 205,461, 207,183 and 223,528 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2004, 2003 and 2002, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 332,251 common shares of the Company would be issued.

15.     COMMON SHARE CAPITAL

        The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2004 is as follows:

        ---------------------------------------------------------------------------------------------------------------------
                                                               2004                     2003                     2002
        ---------------------------------------------------------------------------------------------------------------------
                                                      Number of                Number of                Number of
                                                       shares      Amount       shares      Amount       shares      Amount
        ---------------------------------------------------------------------------------------------------------------------
                                                       (000's)        $         (000's)        $         (000's)        $
        COMMON SHARES
        Balance, January 1, (a)                         345,638   $ 1,774.1     136,201   $ 1,049.1      111,573   $   945.7
        Issued (cancelled):
          Repurchase and cancellation of shares          (1,609)      (11.8)         --          --           --          --
          Reduction of stated capital                        --          --          --      (761.4)          --          --
          Acquisition of TVX                                 --          --      93,931       670.7           --          --
          TVX options assumed                                --          --          --         6.8           --          --
          Acquisition of Echo Bay                            --          --      83,903       599.1           --          --
          Echo Bay options assumed                           --          --          --         1.5           --          --
          Common share offering                              --          --      23,000       145.9       24,333       102.2
          Under employee share purchase plan                218         1.4         138         1.0          158         0.9
          Under stock option and restricted share plan      616         3.2       1,736         6.1          136         0.3
          Expiry of TVX and Echo Bay options                 --        (1.1)         --        (0.4)          --          --
          Expiry of Echo Bay warrants                        --          --          --        (0.2)          --          --
        Conversions:
          Echo Bay warrants                                  --          --       6,727        55.9           --          --
          Kinam Preferred Shares                              3          --           2          --            1          --
          Redeemable retractable preferred shares           200         0.6          --          --           --          --
        ---------------------------------------------------------------------------------------------------------------------
        Balance, December 31,                           345,066   $ 1,766.4     345,638   $ 1,774.1      136,201   $ 1,049.1
        ---------------------------------------------------------------------------------------------------------------------

        COMMON SHARE PURCHASE WARRANTS (b)
        Balance, January 1,                               8,333   $     9.4       8,333   $     9.4           --   $      --
        Issued pursuant to public offering, net              --          --          --          --        8,333         9.4
        Upon acquisition of TVX and Echo Bay                 --          --       6,794        21.0           --          --
        Exercise/expiry of TVX and Echo Bay warrants         --          --      (6,794)      (21.0)          --          --
        ---------------------------------------------------------------------------------------------------------------------
        Balance, December 31,                             8,333   $     9.4       8,333   $     9.4        8,333   $     9.4
        ---------------------------------------------------------------------------------------------------------------------
        Total common share capital                                $ 1,775.8               $ 1,783.5                $ 1,058.5
        ---------------------------------------------------------------------------------------------------------------------

        (a) On January 28, 2003, the shareholders of the Company authorized the consolidation of one consolidated common share for each three old common shares of the issued and outstanding common shares of the Company. The consolidation was made effective on January 31, 2003. All share capital, share and option data for 2002 and January 2003 in the accompanying consolidated financial statements and notes have been retroactively revised to reflect this share consolidation (see Note 4).
        (b) On December 5, 2002, the Company issued 16.6 million common shares and 25.0 million common share purchase warrants, for total proceeds, before costs of issue, of $97.7 million. Three common share purchase warrants can be exercised on or before December 5, 2007 for one common share at an exercise price of CDN $15.00. The fair value of the common share purchase warrants was $9.4 million.

        On November 26, 2004, the Company held a special meeting of its shareholders and approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was December 5, 2004 and with the deconsolidation to follow immediately on December 6, 2004 to allow Kinross common shares to begin trading under its new CUSIP number. Shareholders holding less than 100 pre-consolidation shares received a cash payment of CDN $9.71 or US $8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004). Shareholders holding 100 or more pre-consolidation shares were not affected by the consolidation/deconsolidation except for the change in CUSIP numbers. As a result of this transaction, the Company repurchased 1,608,844 of its common shares for $11.8 million.

        During November 2003, the Company issued 6.7 million common shares from treasury upon the exercise of Echo Bay warrants assumed on the acquisition of Echo Bay resulting in an increase in common share equity of $55.9 million. This increase was comprised of $21.0 million being the fair value of warrants assumed at acquisition and $34.9 million of cash received on the exercise date.

        On August 28, 2003, the Company issued 23.0 million common shares from treasury for total proceeds, before costs of issue, of $152.5 million.
        The net proceeds from the offering were used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures (see Note
        12).

        On January 31, 2003, the Company issued 93.9 million common shares from treasury to effect a combination with TVX under a plan of arrangement whereby shareholders of TVX received 2.1667 common shares of the Company for each TVX common share. Also pursuant to the arrangement, the Company issued 83.9 million common shares from treasury to effect a combination with Echo Bay whereby shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The aggregate fair value of the Company's common shares issued with respect to these acquisitions was $1,269.8 million (see Note 6). At the same meeting, the shareholders of the Company approved the elimination of the Company's accumulated deficit balance of $761.4 million at December 31, 2002 through a reduction in the Company's stated share capital.

        On February 12, 2002, the Company issued 7.7 million common shares from treasury for gross proceeds of $19.5 million.

16.     STOCK-BASED COMPENSATION

        SHARE PURCHASE PLAN

        The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches 50% of the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued 217,529, 74,000 and 158,000 common shares during the years ended 2004, 2003 and 2002, respectively.

        RESTRICTED SHARE PLAN

        On February 15, 2001, the Company adopted a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share rights vest over a three-year period. The remaining maximum number of common shares issuable under the restricted share plan is currently 529,805. There were 567,464 and 196,007 restricted share rights granted and outstanding as at December 31, 2004 and 2003, respectively.

        DEFERRED SHARE UNIT PLAN

        On October 1, 2003, the Company adopted of a Deferred Share Unit ("DSU") Plan for its outside directors. The DSU plan provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, (or year in the case of the first quarter), that number of DSU's having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSU's granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSU's held on that date. There were 57,409 and 8,874 DSU's outstanding as at December 31, 2004 and 2003, respectively.

        STOCK OPTION PLAN

        The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. Effective November 24, 2003, all options granted pursuant to the plan are exercisable as to 33.33% each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2004 expire at various dates to 2009. As at December 31, 2004, 2,360,813 common shares, in addition to those outstanding at year end, were available for granting of options.

        In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

        A summary of the status of the stock option plan as at December 31, 2004, 2003, and 2002, and changes during the years ended on those dates, is as follows:

        ------------------------------------------------------------------------
                                                 2004        2003         2002
        ------------------------------------------------------------------------
                                               (000's)     (000's)      (000's)
        Outstanding at January 1,               3,452       3,319        3,916
        Exercised                                (579)     (1,736)        (123)
        Granted                                 1,229         712          535
        Options assumed on acquisition             --       2,116           --
        Cancelled                                (605)       (959)      (1,009)
        ------------------------------------------------------------------------
        Outstanding at December 31,             3,497       3,452        3,319
        ------------------------------------------------------------------------

        The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004 (all per share amounts in Canadian dollars):

        -----------------------------------------------------------------------------------------------------------
                                              OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                          ----------------------------------------  -------------------------------
                                                                         WEIGHTED
                                                                         AVERAGE
                                                        WEIGHTED        REMAINING                     WEIGHTED
                                          NUMBER         AVERAGE       CONTRACTUAL     NUMBER         AVERAGE
        RANGE OF EXERCISE PRICES        OUTSTANDING   EXERCISE PRICE       LIFE      EXERCISABLE    EXERCISE PRICE
        -----------------------------------------------------------------------------------------------------------
                                                             ($)         (YEARS)                          ($)
          $  1.62  -  $  2.42              568,334       $  2.22           0.6          568,334       $  2.22
          $  2.43  -  $  3.65              329,444       $  2.83           1.8          329,444       $  2.83
          $  3.66  -  $  5.49               95,698       $  4.39           1.7           67,198       $  4.05
          $  5.50  -  $  8.25              609,088       $  5.88           3.2          411,873       $  5.67
          $  8.26  -  $ 12.39            1,644,207       $  8.30           4.6          218,045       $  8.50
          $ 12.40  -  $ 18.60               26,178       $ 13.54           3.8           26,178       $ 13.54
          $ 18.61  -  $ 82.34              223,799       $ 51.49           1.2          223,799       $ 51.49
        -----------------------------------------------------------------------------------------------------------
                                         3,496,748       $  9.07           3.1        1,844,871       $ 10.05
        -----------------------------------------------------------------------------------------------------------

        The following weighted average assumptions were used in computing the fair value of stock options for the following years:

        ------------------------------------------------------------------------
                                                      2004      2003      2002
        ------------------------------------------------------------------------

        Black-Scholes weighted-average assumptions
          Expected dividend yield                      0.0%      0.0%      0.0%
          Expected volatility                         40.4%     68.2%     70.4%
          Risk-free interest rate                      3.2%      3.2%      3.2%
          Expected option life in years                3.5       5.0       5.0

        WEIGHTED AVERAGE FAIR VALUE
          PER STOCK OPTION GRANTED                  $ 3.18    $ 6.31    $ 1.99
        ------------------------------------------------------------------------

17.     EARNINGS (LOSS) PER SHARE

        Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated using the treasury stock method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

        -----------------------------------------------------------------------------------------------------------
        (NUMBER OF COMMON SHARES IN MILLIONS)                                  2004 (a)      2003 (a)      2002 (a)
        -----------------------------------------------------------------------------------------------------------
        Basic weighted average shares outstanding:                             346,034       308,559       119,700

        Weighted average shares dilution adjustments:
          Dilutive stock options (b)                                                --            --            --
          Restricted shares                                                         --            --            --
          Echo Bay warrants (d)                                                     --            --            --
        -----------------------------------------------------------------------------------------------------------
        Diluted weighted average shares outstanding                            346,034       308,559       119,700
        -----------------------------------------------------------------------------------------------------------

        Weighted average shares dilution adjustments - exclusions: (c)
          Dilutive stock options                                                    --           487           851
          Restricted shares                                                        230           196            --
          Redeemable preferred shares                                              858         1,058            --
          Kinam Preferred Shares                                                   335           335            --
        -----------------------------------------------------------------------------------------------------------

        (a) As a result of the net loss from continuing operations for the year ended December 31, 2004, 2003 and 2002, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
        (b) Dilutive stock options were determined by using the Company's average share price for the period. For the years ended December 31, 2004, 2003 and 2002 the average share price used was $6.57, $7.11 and $5.23 per share, respectively.
        (c) These adjustments were excluded, as they were anti-dilutive for the years ended December 31, 2004, 2003 and 2002, respectively.
        (d) Echo Bay warrants were exercised during the year ended December 31, 2003.

18.     INCOME AND MINING TAXES

        The following table shows the recovery of (provision for) income and mining taxes:

        ------------------------------------------------------------------------
                                              2004          2003          2002
        ------------------------------------------------------------------------
        INCOME TAXES
        Current
          Canada (a)                       $   (0.5)     $   (0.6)     $   (0.3)
          Foreign                             (17.3)        (16.2)         (6.2)
        Future
          Canada                                 --            --            --
          Foreign                              28.2          11.4            --

        MINING TAXES
          Future - Canada                       1.1           1.3            --
        ------------------------------------------------------------------------
        TOTAL                              $   11.5      $   (4.1)     $   (6.5)
        ------------------------------------------------------------------------

        (a)     Represents Large Corporations Tax.

        The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

        ------------------------------------------------------------------------
                                              2004          2003          2002
        ------------------------------------------------------------------------
        Combined statutory income tax rate   (39.1%)       (39.1%)       (40.1%)

        Increase (decrease) resulting from:
          Mining taxes                        (1.4%)        (0.3%)        (0.3%)
          Resource allowance and depletion   (16.3%)        (0.6%)        (5.8%)
          Difference in foreign tax rates    (23.6%)         1.2%        (12.8%)
          Benefit of losses not recognized    64.2%         39.7%        102.1%
          Other                                0.7%            --          2.0%
        ------------------------------------------------------------------------
        Effective tax rate                   (15.5%)         0.9%         45.1%
        ------------------------------------------------------------------------

        The following information summarizes the principal temporary differences and the related future tax effect:

        ------------------------------------------------------------------------
                                                           2004         2003
        ------------------------------------------------------------------------
        Future tax assets - gross
        Accrued expenses and other                       $   18.9     $    8.6
        Reclamation and remediation obligations              36.0         34.7
        Alternative minimum tax credits                      11.3         10.4
        Non-capital loss carryforwards                      306.4        324.5
        Inventory capitalization                              0.3          0.4
        Property, plant and equipment                       111.1        104.5
        ------------------------------------------------------------------------
        Gross future tax assets                             484.0        483.1
        Valuation allowance                                (423.5)      (415.3)
        ------------------------------------------------------------------------
                                                             60.5         67.8
        Future tax liabilities - gross
        Property, plant and equipment                       183.6        218.8
        ------------------------------------------------------------------------
        Gross future tax liabilities                        183.6        218.8
        ------------------------------------------------------------------------
        Net future tax liabilities (f)                   $  123.1     $  151.0
        ------------------------------------------------------------------------

        (a) At December 31, 2004, the Company has Canadian losses carried forward of approximately $159.8 million that expire in 2006 through 2014, including approximately $93.9 million that are limited in their deduction to income from specific operations.
        (b) At December 31, 2004, the Company has U.S. net operating loss carry forwards of approximately $627.8 million and alternative minimum tax net operating losses of approximately $357.7 million expiring in 2005 through 2024. The use of the U.S. loss carry forwards will be limited in any given year as a result of previous changes in ownership of the Company.
        (c) At December 31, 2004, the Company has Chilean net operating loss carry forwards of approximately $166.1 million that do not expire.
        (d) At December 31, 2004, the Company has Brazilian net operating loss carry forwards of approximately $6.8 million that do not expire.
        (e) At December 31, 2004, the Company has Australian net operating loss carry forwards of approximately $14.3 million that do not expire.
        (f) Net future tax liabilities is shown net of current future tax asset of $0.4 million included within accounts receivable and other assets as at December 31, 2004 and a long-term portion of future tax asset of $1.5 million as at December 31, 2003.

19.     SEGMENTED INFORMATION

        The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as Other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in Corporate and other.

        OPERATING RESULTS BY SEGMENTS:

        The following tables set forth information by segment for the following periods:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      SEGMENT
                                     METAL     COST OF                                                                EARNINGS
                                     SALES    SALES (a)   ACCRETION   DD&A (b)  EXPLORATION   IMPAIRMENT   OTHER (c)   (LOSS)
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2004:
OPERATING SEGMENTS
  Fort Knox                         $ 143.9    $  89.2     $  1.3      $ 35.9     $  0.6        $   --      $  0.3    $   16.6
  Kubaka                               53.6       36.4        0.4         6.9        0.4          25.1         2.5       (18.1)
  Round Mountain                      154.1       82.3        1.9        43.3        0.8            --          --        25.8
  La Coipa                             59.0       39.7        0.4        16.8        0.5            --         0.7         0.9
  Crixas                               38.2       12.2        0.1        12.8        0.3            --          --        12.8
  Paracatu (d)                         38.2       20.6        0.5         9.5         --           2.1         2.6         2.9
  Musselwhite                          32.1       21.1        0.1        12.5        2.0            --         0.2        (3.8)
  Porcupine Joint Venture              78.8       44.4        2.3        22.7        3.2            --         0.5         5.7
  Other operations                     78.3       54.2        9.9        11.8        5.3          26.6         6.8       (36.3)
CORPORATE AND OTHER (e)                (9.4)       2.3        4.5        (2.1)       7.3           6.1        46.9       (74.4)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                               $ 666.8    $ 402.4     $ 21.4      $170.1     $ 20.4        $ 59.9      $ 60.5    $  (67.9)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      SEGMENT
                                     METAL     COST OF                                                                EARNINGS
                                     SALES    SALES (a)   ACCRETION   DD&A (b)  EXPLORATION   IMPAIRMENT   OTHER (c)   (LOSS)
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2003:
OPERATING SEGMENTS
  Fort Knox                         $ 136.3    $  90.3     $  0.6      $ 36.0     $  2.4        $   --      $   --    $    7.0
  Kubaka (f)                           60.7       29.9        0.1        16.7        1.3            --         0.7        12.0
  Round Mountain                      131.9       74.9        1.6        45.0        2.1          89.9          --       (81.6)
  La Coipa                             51.5       34.4        0.3        17.9        0.9          68.8          --       (70.8)
  Crixas                               31.9       10.3        0.1        12.3        0.5          42.5          --       (33.8)
  Paracatu (d)                         32.0       18.0        0.5         9.8         --          99.4         1.1       (96.8)
  Musselwhite                          22.5       15.9        0.1        11.2        2.1          53.9         0.2       (60.9)
  Porcupine Joint Venture              83.0       48.9        2.3        24.9        2.5            --         2.9         1.5
  Other operations                     35.6       36.7        2.5         4.7        6.0          24.9        11.0       (50.2)
CORPORATE AND OTHER (e)               (13.5)       2.7        0.9        (5.8)       6.5          32.1        (3.9)      (46.0)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                               $ 571.9    $ 362.0     $  9.0      $172.7     $ 24.3        $411.5      $ 12.0    $ (419.6)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      SEGMENT
                                     METAL     COST OF                                                                EARNINGS
                                     SALES    SALES (a)   ACCRETION   DD&A (b)  EXPLORATION   IMPAIRMENT   OTHER (c)   (LOSS)
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2002:
OPERATING SEGMENTS
  Fort Knox                         $ 131.6    $  99.0     $  0.5      $ 54.9     $  1.2        $   --      $   --    $  (24.0)
  Kubaka                               69.2       28.2        0.2        20.1        1.3            --          --        19.4
  Porcupine Joint Venture              58.3       36.2       (2.4)       16.7        2.3            --         0.8         4.7
  Other Operations                      4.3        3.0        0.3          --        0.4            --         0.9        (0.3)
CORPORATE AND OTHER (e)                (2.4)       3.4        3.0        (6.1)       6.4           0.2         9.6       (18.9)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                               $ 261.0    $ 169.8     $  1.6      $ 85.6     $ 11.6        $  0.2      $ 11.3    $  (19.1)
--------------------------------------------------------------------------------------------------------------------------------

        (a) Cost of sales excludes accretion, depreciation, depletion and amortization.
        (b) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
        (c) Other includes Other operating costs, General and administrative expenses and Gain (loss) on disposals of assets.
        (d) The acquisition of Paracatu was completed on December 31, 2004. Therefore, the Company's 49% proportionate share of Paracatu`s operating results have been included for the year ended December 31, 2004.
        (e) Includes Corporate, shutdown operations and other non-core operations.
        (f) Segment information for the year ended December 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

        SEGMENT ASSETS AND CAPITAL EXPENDITURES:

        The following table details the segment assets and capital expenditures for the following years:

        ----------------------------------------------------------------------------------------------------
                                                SEGMENT ASSETS                  CAPITAL EXPENDITURES
                                           -------------------------   -------------------------------------
                                              AS AT DECEMBER 31,             YEARS ENDED DECEMBER 31,
                                           -------------------------   -------------------------------------
                                               2004        2003           2004         2003        2002
        ----------------------------------------------------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                          $  284.2   $   261.2       $   58.7     $   26.5    $   14.9
          Kubaka (a)                             50.5        73.3           17.0          1.7         0.1
          Round Mountain                        205.8       241.0            8.8          5.7          --
          La Coipa                              162.3       173.6            1.0          0.5          --
          Crixas                                102.9       109.7            3.6          3.2          --
          Paracatu (b)                          539.1       272.0            5.8          5.2          --
          Musselwhite                           127.0       137.8            3.9          2.7          --
          Porcupine Joint Venture                89.3        83.6           24.5          8.3         6.7
          Other operations                      196.4       117.4           45.5         13.2          --
        CORPORATE AND OTHER (c)                  76.7       324.9            0.7          6.4         0.9
        ----------------------------------------------------------------------------------------------------
        TOTAL                               $ 1,834.2   $ 1,794.5       $  169.5     $   73.4    $   22.6
        ----------------------------------------------------------------------------------------------------

        (a) Segment information for the year ended December 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).
        (b) Segment assets reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.
        (c) Includes Corporate, shutdown operations and other non-core operations. Also includes $14.4 million and $192.2 million in cash and cash equivalents held at the Corporate level as at December 31, 2004 and December 31, 2003, respectively.

        MINING REVENUES AND PROPERTY, PLANT AND EQUIPMENT BY GEOGRAPHICAL
        REGIONS:

        ------------------------------------------------------------------------------------------------------------------------
                                                               MINING REVENUES                     PROPERTY, PLANT & EQUIPMENT
                                                      --------------------------------------     -------------------------------
                                                            YEARS ENDED DECEMBER 31,                   AS AT DECEMBER 31,
                                                      --------------------------------------     -------------------------------
                                                          2004         2003        2002               2004 (a)      2003
        ------------------------------------------------------------------------------------------------------------------------
        GEOGRAPHIC INFORMATION:
        United States                                    $ 335.6      $ 268.2     $ 131.6           $   351.4      $   381.9
        Canada                                             138.4        127.6        55.9               217.8          218.0
        Brazil                                              76.4         63.9          --               547.1          303.1
        Chile                                               62.8         51.5         4.3               117.1           91.9
        Russia                                              53.6         60.7        69.2                 9.0           10.3
        Other                                                 --           --          --                 1.7            5.2
        ------------------------------------------------------------------------------------------------------------------------
        Total                                            $ 666.8      $ 571.9     $ 261.0           $ 1,244.1      $ 1,010.4
        ------------------------------------------------------------------------------------------------------------------------

        (a) Property, plant and equipment reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.

        The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the year ended December 31, 2004, sales to four customers totaled $190.2 million, $108.5 million, $98.5 million, and $88.4 million, respectively. For the year ended December 31, 2003, sales to three customers totaled $139.9 million, $121.4 million and $96.2 million, respectively. For the year ended December 31, 2002, sales to five customers totaled $52.1 million, $41.3 million, $35.7 million, $34.1 million and $27.4 million, respectively.

20.     EMPLOYEE PENSION AND POST-RETIREMENT BENEFIT PLANS

        DEFINED CONTRIBUTION PENSION AND RETIREMENT PLANS

        The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans, the Company either contributes a set percentage of the employee's salary or matches a percentage of the employee's contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans.

        In 2004, the Company adopted an Executive Retirement Allowance Plan ("ERAP") to bring the Company's retirement arrangements for executives in line with industry standards, thereby assuring that the Company could attract and retain qualified individuals. Executives, both in the U.S. and Canada, participating in the ERAP are unable to participate in the Company's other retirement plans. The Company has set up a letter of credit for the ERAP plan of $2.6 million. As of December 31, 2004, the liability associated with past and current service was $1.9 million and $0.9 million, respectively.

        The Company's expense related to these plans was $6.0 million in 2004, $3.9 million in 2003, and $2.0 million in 2002.

        DEFINED BENEFIT PENSION PLANS

        In Canada, the Company has a defined benefit pension plan covering the former employees of the Macassa mine. The plan is currently in the process of being wound up effective November 30, 2001. The Financial Services Commission of Ontario approved the wind up report early in 2003 and benefits were partially settled in 2003 and 2004. The final wind up is being delayed due to the inability to locate some plan participants to determine whether they will receive lump sums or annuitize their entitlements. The Company will continue its efforts to locate these plan participants in 2005 to finalize the plan wind up. An additional contribution of approximately $0.5 million to $0.7 million will be necessary to allow all benefits to be settled. This additional contribution is dependent on the choice of those plan participants who have yet to be located and thus have not notified the Company of the form, annuity or lump sum, in which they wish to receive their final benefit. The supplemental contribution has been accounted for in accrued liabilities.

        In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1,1998, and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employees' compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the U.S. plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

        OTHER BENEFIT PLANS

        The Company provides certain health care benefits to retired employees in the United States. The retiree plan covers the former employees of the Candelaria and DeLamar mines as well as former Kinam employees. Following the acquisition of the Candelaria and DeLamar mines in August 1993, that retiree plan was frozen and employees who retired after August 1993, were not eligible to participate in the plan. Following the merger with Kinam in June 1998 that retiree plan was also frozen and employees, who retired after June 1998, were not eligible to participate in the plan, absent special circumstances. The post-retirement health plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify the plan provisions at its discretion.

        The following tables summarize the change in benefit obligations and fair value of assets as at December 31:

        ----------------------------------------------------------------------------------------------------------------
                                                                DEFINED BENEFIT PLANS             OTHER BENEFITS
                                                             ----------------------------   ----------------------------
                                                                 2004          2003             2004          2003
        ----------------------------------------------------------------------------------------------------------------
        CHANGE IN BENEFIT OBLIGATION
          Benefit obligation, beginning of year                $   12.1      $   10.9         $    2.9      $    3.1
            Service costs                                            --            --               --            --
            Interest costs                                          0.7           0.7              0.1           0.2
            Plan participants' contributions                         --            --              0.1           0.1
            Amendments                                               --          (0.3)              --            --
            Actuarial loss (gain)                                   0.7           1.2             (0.2)         (0.1)
          Benefits paid                                            (0.5)         (0.4)            (0.3)         (0.4)
        ----------------------------------------------------------------------------------------------------------------
        Benefit obligation, end of year                        $   13.0      $   12.1         $    2.6      $    2.9
        ----------------------------------------------------------------------------------------------------------------

        CHANGE IN PLAN ASSETS
          Fair value of plan assets, beginning of year         $   10.5      $    9.6         $     --      $     --
            Actual return on plan assets                            0.6           0.9               --            --
            Employer contributions                                   --           0.4              0.2           0.3
            Plan participant contributions                           --            --              0.1           0.1
            Benefits paid                                          (0.5)         (0.4)            (0.3)         (0.4)
        ----------------------------------------------------------------------------------------------------------------
          Fair value of plan assets, end of year               $   10.6      $   10.5         $     --      $     --
        ----------------------------------------------------------------------------------------------------------------

          Funded status                                            (2.4)         (1.6)             2.6          (2.9)
          Unrecognized net actuarial loss                           3.1           2.6               --           0.3
          Unrecognized prior service cost                            --            --               --            --
        ----------------------------------------------------------------------------------------------------------------
          Net amount recognized                                $    0.7      $    1.0         $    2.6      $   (2.6)
        ----------------------------------------------------------------------------------------------------------------

        The following table summarizes components of net periodic pension expense for the years December 31:

        ----------------------------------------------------------------------------------------------------------------
                                                    DEFINED BENEFIT PLANS                      OTHER BENEFITS
                                              ------------------------------------  ------------------------------------
                                                 2004        2003        2002          2004        2003        2002
        ----------------------------------------------------------------------------------------------------------------
        Service cost                           $    --     $    --     $    0.1      $     --    $     --    $     --
        Interest cost                              0.7         0.7          0.8           0.1         0.2         0.2
        Expected return on plan assets            (0.6)       (0.8)        (0.9)           --          --          --
        Amortization of prior service costs         --          --           --            --          --          --
        Amortization of net loss                   0.2         0.1          0.8            --          --          --
        ----------------------------------------------------------------------------------------------------------------
        Net periodic cost                      $   0.3     $    --     $    0.8      $    0.1    $    0.2    $    0.2
        ----------------------------------------------------------------------------------------------------------------

        The following table summarizes the assumptions used in measuring the Company's benefit obligation:

        ----------------------------------------------------------------------------------------------------------------
                                                                DEFINED BENEFIT PLANS             OTHER BENEFITS
                                                             ----------------------------   ----------------------------
                                                                 2004          2003             2004          2003
        ----------------------------------------------------------------------------------------------------------------
        Discount rate                                            6.00%         6.00%            6.00%         6.00%
        Expected long-term return on plan assets                 6.00%         6.00%            6.00%         6.00%
        Rate of compensation increase                              n\a           n\a              n\a           n\a
        ----------------------------------------------------------------------------------------------------------------

        The expected long-term rate of return on assets was determined using a weighted average calculation for the various investments of the plans. This weighted average is based on the expected yield on bonds, based on the Moodys AA year end rate, on current short-term investment rates, the yield on cash investments, and for equities, based on current forecasts and the plans' historical return on equities. In both 2003 and 2004, this weighted average was determined to be 6%.

        The following table summarizes the assumed health care trend rates at December 31:

        ----------------------------------------------------------------------------------------------------------------
                                                                                           2004           2003
        ----------------------------------------------------------------------------------------------------------------
        Health care cost trend rate assumed for next year                                  10.25%         9.95%
        Rate to which the cost trend rate is assumed to decline (ultimate trend rate)       5.50%         5.50%
        Year that the rate reaches the ultimate trend rate                                   2018          2016
        ----------------------------------------------------------------------------------------------------------------

        The assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans:

        ------------------------------------------------------------------------
                                                           2004        2003
        ------------------------------------------------------------------------

        Effect on total of service and interest cost
          1% increase                                     $   --      $   --
          1% decrease                                     $   --      $   --
        Effect on post-retirement benefit obligation
          1% increase                                     $ (0.3)     $ (0.3)
          1% decrease                                     $  0.3      $  0.3
        ------------------------------------------------------------------------

        PLAN ASSETS

        The allocation of plan assets is set forth in the Investment Policy Statement. The Investment Policy Statement delegates authority to the Kinross Gold U.S.A., Inc. Employee Benefits Committee (the "Committee") to maintain and establish investment policies relating to the defined benefit and defined contribution pension plans. The Kinross Gold U.S.A., Inc. Board of Directors approves these policies and any changes to these policies.

        In 2004, the Committee requested an actuarial evaluation of the feasibility and advisability of terminating the DeLamar\Candelaria Retirement Plan and the Retirement Plan for Non-Exempt Employees of AMAX Gold (collectively, the "Plans") on behalf of Kinross Gold U.S.A., Inc. and Kinam Gold, Inc., the companies that sponsor the respective Plans. The companies, as sponsor of the respective Plans, ultimately determine whether or not to terminate the Plans. During the evaluation period and pending receipt of analysis regarding termination of the Plans, investments did not conform to the written investment policy and guidelines established for the Plans. The Plans remained in fixed income and cash positions so as to be in a position to readily liquidate Plan assets in the event a termination occurred. In November 2004, following the conclusion of the evaluation, no Plan terminations occurred. In light of the determination to continue the Plans, the Committee reviewed the asset allocation and investment policy in effect and determined to recommend changes to the Kinross Gold U.S.A., Inc. Board to provide more flexibility to address the returns for the plans in light of their on-going status. The Board approved the revised allocations and investment policy on January 11, 2005. Asset allocations will be altered over a prudent period of time so as to conform to the revised asset allocation and investment policy guidelines.

        The Company has adopted the following standards for the Committee to follow when deciding how to invest the plan assets.

        Assets shall be invested:

        o       In the sole interest of the plan participants and beneficiaries;
        o With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims in compliance with Section 404(A) of ERISA, and other applicable provisions of ERISA; and
        o By diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

        The following table summarizes the target asset allocation as of December 31:

        ------------------------------------------------------------------------
        ASSET CATEGORY                               2004           2003
        ------------------------------------------------------------------------
        Equities                                 40% -   60%    25% -   45%
        Fixed income                             40% -   60%    60% -   70%
        Cash and other investments                0% -   20%     5% -   30%
        ------------------------------------------------------------------------

        The  following   table   summarizes  the  defined   benefit  plan  asset
        weighted-average asset allocation percentages by asset category:

        ------------------------------------------------------------------------
        ASSET CATEGORY                               2004           2003
        ------------------------------------------------------------------------
        Equities                                      24%            22%
        Fixed income                                  54%            73%
        Cash and other investments                    22%             5%
        ------------------------------------------------------------------------

        CONTRIBUTIONS

        The Company has no requirements under ERISA to contribute to its defined benefit pension plans, however, the Company has the option to make voluntary contributions. The Company expects to contribute $0.2 million to its post-retirement benefit plans in 2005.

        ESTIMATED FUTURE BENEFIT PAYMENTS

        The following table summarizes the expected future benefit payments by the years indicated:

        -----------------------------------------------------------------------
                                                     DEFINED
                                                     BENEFIT        OTHER
                                                      PLAN         BENEFITS
        -----------------------------------------------------------------------
        2005                                         $   0.3       $    0.2
        2006                                             0.3            0.2
        2007                                             0.4            0.2
        2008                                             0.5            0.2
        2009                                             0.7            0.2
        2010-2014                                    $   3.8       $    0.9
        -----------------------------------------------------------------------

        POST-EMPLOYMENT BENEFITS

        The Company has a number of post-employment plans covering severance and disability income. At December 31, 2004 and 2003, the Company's liability for post-employment benefits totaled $6.6 million ($1.6 million in current liabilities) and $5.9 million ($2.6 million in current liabilities), respectively.

21.     OPERATING LEASES

        The Company has a number of operating lease agreements primarily involving office space. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004 are as follows:

        ------------------------------------------------------------------------
                                                                MINIMUM
                                                                 LEASE
                                                                PAYMENTS
        ------------------------------------------------------------------------
        2005                                                    $    1.9
        2006                                                         1.4
        2007                                                         1.3
        2008                                                         0.7
        2009                                                         0.6
        Thereafter                                                   0.6
        ------------------------------------------------------------------------
        Total                                                   $    6.5
        ------------------------------------------------------------------------

        Rent expense was $2.1 million, $3.1 million and $0.5 million in 2004, 2003 and 2002, respectively.

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Financial statements prepared in accordance with U.S. GAAP have been restated for the following items:

        1.      Convertible debentures (see a);
        2.      Hedging relationships (see e); and
        3.      Asset retirement obligations (see j).

Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

CONSOLIDATED BALANCE SHEETS                                         Elimination of  Property, plant                      Gains on
As at December 31, 2004                                                 effects of    and equipment                    marketable
                                                                   recognizing the   & amortization    Reversal of     securities
                                                                  equity component      differences       1991 and            and
                                                          Under     of convertible    from applying   2003 Deficit      long-term
                                                       CDN GAAP         debentures         SFAS 121   eliminations    investments
                                                   -------------  ----------------- ---------------  ------------- --------------
                                                                                (a)             (b)            (c)            (d)
ASSETS
 Current assets
   Cash and cash equivalents                         $     47.9     $        --         $      --        $     --       $    --
   Restricted cash                                          1.4              --                --              --            --
   Short-term investments                                   5.7              --                --              --            --
   Accounts receivable and other assets                    40.9              --                --              --            0.1
   Inventories                                            111.0              --                --              --            --
                                                     ----------     -----------         ---------        ---------      --------
                                                          206.9              --                --              --            0.1

 Property, plant and equipment                          1,244.1              --             (24.4)             --            --
 Goodwill                                                 329.9              --                --              --            --
 Long-term investments                                     25.7              --                --              --            5.5
 Deferred charges and other long-term assets               27.6              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                     $  1,834.2     $        --         $   (24.4)       $    --        $    5.6
                                                     ==========     ===========         =========        ========       ========
LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities          $    143.2     $        --         $      --        $     --       $    --
   Current portion of long-term debt                        6.0              --                --              --            --
   Current portion of reclamation and remediation
      obligations                                          23.6              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                          172.8              --                --              --            --

 Long-term debt                                           116.9              --                --              --            --
 Reclamation and remediation obligations                  108.1              --                --              --            --
 Future income and mining taxes                           123.5              --                --              --            --
 Other long-term liabilities                                9.5              --                --              --            --
 Redeemable retractable preferred shares                    2.6              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                          533.4              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
NON-CONTROLLING INTEREST                                    0.4
                                                     ----------     -----------         ---------        --------       --------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY         13.3              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                            1,775.8              --                --           766.7            --
 Contributed surplus                                       33.9           (16.5)               --              --            --
 Accumulated deficit                                     (521.4)           16.5             (24.4)         (766.7)           --
 Cumulative translation adjustments                        (1.2)             --                --              --            --
 Other comprehensive income (loss)                           --              --                --              --            5.6
                                                     ----------     -----------         ---------        --------       --------
                                                        1,287.1              --             (24.4)             --            5.6
                                                     ----------     -----------         ---------        --------       --------
                                                     $  1,834.2     $        --         $   (24.4)       $     --       $    5.6
                                                     ==========     ===========         =========        ========       ========


CONSOLIDATED BALANCE SHEETS
As at December 31, 2004
(CONTINUED)

                                                                                        Reclassi-                 Restatement
                                                                                      fication of                   to equity
                                                                             Flow      cumulative                 account for
                                                          Effect of       through     translation  To adjust to investment in
                                                           SFAS 133        shares     adjustments  equity basis      Echo Bay
                                                    --------------- -------------  -------------- ------------- -------------
                                                                (e)           (f)            (h)            (i)           (d)
ASSETS
 Current assets
   Cash and cash equivalents                        $          --   $        --    $       ---    $        --    $       --
   Restricted cash                                             --            --             --             --            --
   Short-term investments                                      --            --             --             --            --
   Accounts receivable and other assets                      (4.7)           --             --             --            --
   Inventories                                                 --            --             --             --            --
                                                    -------------  ------------   ------------   ------------   -----------
                                                             (4.7)           --             --             --            --

 Property, plant and equipment                                 --            --             --             --            --
 Goodwill                                                      --            --             --             --          40.8
 Long-term investments                                         --            --             --             --            --
 Deferred charges and other long-term assets                   --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                    $        (4.7)  $        --    $        --    $        --    $     40.8
                                                    ==============  ============   ============   ============   ===========

LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities         $          --   $        --    $        --    $        --    $       --
   Current portion of long-term debt                           --            --             --             --            --
   Current portion of reclamation and remediation
      obligations                                              --            --             --             --            --
                                                     --------------  ------------   ------------   ------------   -----------
                                                               --            --             --             --            --

 Long-term debt                                                --            --             --             --            --
 Reclamation and remediation obligations                       --            --             --             --            --
 Future income and mining taxes                                --            --             --             --            --
 Other long-term liabilities                                   --            --             --             --            --
 Redeemable retractable preferred shares                       --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                               --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
NON-CONTROLLING INTEREST                                       --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY             --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                                   --          (1.1)            --             --            --
 Contributed surplus                                           --            --             --             --            --
 Accumulated deficit                                         (4.7)          1.1             --             --          40.8
 Cumulative translation adjustments                            --            --            1.2             --            --
 Other comprehensive income (loss)                             --            --           (1.2)            --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                             (4.7)           --             --             --          40.8
                                                    --------------  ------------   ------------   ------------   -----------
                                                    $        (4.7)  $        --    $        --    $        --    $     40.8
                                                    ==============  ============   ============   ============   ===========


CONSOLIDATED BALANCE SHEETS
As at December 31, 2004
(CONTININUED)

                                                         Minimum
                                                         pension       Goodwill     Stock-based        Under
                                                       liability     impairment    compensation    U.S. GAAP
                                                   -------------   ------------   -------------  ----------
                                                             (k)            (l)           (m)
ASSETS
 Current assets
   Cash and cash equivalents                       $         --    $        --    $       --     $     47.9
   Restricted cash                                           --             --            --            1.4
   Short-term investments                                    --             --            --            5.7
   Accounts receivable and other assets                      --             --            --           36.3
   Inventories                                               --             --            --          111.0
                                                   -------------   ------------   -----------    -----------
                                                             --             --            --          202.3

 Property, plant and equipment                               --             --            --        1,219.7
 Goodwill                                                    --          (40.2)           --          330.5
 Long-term investments                                       --             --            --           31.2
 Deferred charges and other long-term assets                 --             --            --           27.6
                                                   -------------   ------------   -----------    -----------
                                                   $         --    $     (40.2)   $       --     $  1,811.3
                                                   =============   ============   ===========    ===========
LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities        $         --    $        --    $       --     $    143.2
   Current portion of long-term debt                         --             --            --            6.0
   Current portion of reclamation and remediation
      obligations                                            --             --            --           23.6
                                                   -------------   ------------   -----------    -----------
                                                             --             --            --          172.8

 Long-term debt                                              --             --            --          116.9
 Reclamation and remediation obligations                     --             --            --          108.1
 Future income and mining taxes                              --             --            --          123.5
 Other long-term liabilities                                3.3             --            --           12.8
 Redeemable retractable preferred shares                     --             --            --            2.6
                                                   -------------   ------------   -----------    -----------
                                                            3.3             --            --          536.7
                                                   -------------   ------------   -----------    -----------
NON-CONTROLLING INTEREST                                     --             --            --            0.4
                                                   -------------   ------------   -----------    -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           --             --            --           13.3
                                                   -------------   ------------   -----------    -----------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                                 --             --            --        2,541.4
 Contributed surplus                                         --             --          (2.5)          14.9
 Accumulated deficit                                         --          (40.2)          2.5       (1,296.5)
 Cumulative translation adjustments                          --             --            --             --
 Other comprehensive income (loss)                         (3.3)            --            --            1.1
                                                   -------------   ------------   -----------    -----------
                                                           (3.3)         (40.2)           --        1,260.9
                                                   -------------   ------------   -----------    -----------
                                                   $         --    $     (40.2)   $       --     $  1,811.3
                                                   =============   ============   ===========    ===========

CONSOLIDATED BALANCE SHEETS                                         ELIMINATION OF  PROPERTY, PLANT                      GAINS ON
As at December 31, 2003                                                 EFFECTS OF    AND EQUIPMENT                    MARKETABLE
                                                                   RECOGNIZING THE   & AMORTIZATION    REVERSAL OF     SECURITIES
                                                                  EQUITY COMPONENT      DIFFERENCES       1991 AND            AND
                                                          UNDER     OF CONVERTIBLE    FROM APPLYING   2003 DEFICIT      LONG-TERM
                                                       CDN GAAP         DEBENTURES         SFAS 121   ELIMINATIONS    INVESTMENTS
                                                   -------------  ----------------- ---------------  ------------- --------------
                                                                                (a)             (b)            (c)            (d)
ASSETS
 Current assets
   Cash and cash equivalents                         $    245.8     $        --         $      --        $     --       $    --
   Restricted cash                                          5.1              --                --              --            --
   Accounts receivable and other assets                    42.2              --                --              --            0.3
   Inventories                                            109.2              --                --              --            --
                                                     ----------     -----------         ---------        ---------      --------
                                                          402.3              --                --              --            0.3

 Property, plant and equipment                          1,010.4              --             (28.2)             --            --
 Goodwill                                                 342.3              --                --              --            --
 Future income and mining taxes                             1.5              --                --              --            --
 Long-term investments                                      2.1              --                --              --            6.9
 Deferred charges and other long-term assets               35.9              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                     $  1,794.5     $        --         $   (28.2)       $    --        $    7.2
                                                     ==========     ===========         =========        ========       ========
LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities          $    101.9     $        --         $      --        $     --       $    --
   Current portion of long-term debt                       29.4              --                --              --            --
   Current portion of reclamation and remediation
      obligations                                          19.2              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                          150.5              --                --              --            --

 Long-term debt                                             0.7              --                --              --            --
 Reclamation and remediation obligations                  111.1              --                --              --            --
 Future income and mining taxes                           152.5              --                --              --            --
 Other long-term liabilities                                6.9              --                --              --            --
 Redeemable retractable preferred shares                    3.0              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
                                                          424.7              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
NON-CONTROLLING INTEREST                                    0.7
                                                     ----------     -----------         ---------        --------       --------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY         12.6              --                --              --            --
                                                     ----------     -----------         ---------        --------       --------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                            1,783.5              --                --           766.7            --
 Contributed surplus                                       30.0           (16.5)               --              --            --
 Accumulated deficit                                     (455.8)           16.5             (28.2)         (766.7)           --
 Cumulative translation adjustments                        (1.2)             --                --              --            --
 Other comprehensive income (loss)                           --              --                --              --            7.2
                                                     ----------     -----------         ---------        --------       --------
                                                        1,356.5              --             (28.2)             --            7.2
                                                     ----------     -----------         ---------        --------       --------
                                                     $  1,794.5     $        --         $   (28.2)       $     --       $    7.2
                                                     ==========     ===========         =========        ========       ========


CONSOLIDATED BALANCE SHEETS
As at December 31, 2003
(CONTINUED)

                                                                                        RECLASSI-                 RESTATEMENT
                                                                                      FICATION OF                   TO EQUITY
                                                                             FLOW      CUMULATIVE                 ACCOUNT FOR
                                                          EFFECT OF       THROUGH     TRANSLATION  TO ADJUST TO INVESTMENT IN
                                                           SFAS 133        SHARES     ADJUSTMENTS  EQUITY BASIS      ECHO BAY
                                                    --------------- -------------  -------------- ------------- -------------
                                                                (e)           (f)            (h)            (i)           (d)
ASSETS
 Current assets
   Cash and cash equivalents                        $          --   $        --    $       ---    $        --    $       --
   Restricted cash                                             --            --             --             --            --
   Accounts receivable and other assets                        --            --             --             --            --
   Inventories                                                 --            --             --             --            --
                                                    -------------  ------------   ------------   ------------   -----------
                                                               --            --             --             --            --

 Property, plant and equipment                                 --            --             --             --            --
 Goodwill                                                      --            --             --             --          40.8
 Future income and mining taxes
 Long-term investments                                         --            --             --             --            --
 Deferred charges and other long-term assets                   --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                    $          --   $        --    $        --    $        --    $     40.8
                                                    ==============  ============   ============   ============   ===========

LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities         $         22.7  $        --    $        --    $        --    $       --
   Current portion of long-term debt                           --            --             --             --            --
   Current portion of reclamation and remediation
      obligations                                              --            --             --             --            --
                                                     --------------  ------------   ------------   ------------   -----------
                                                    $         22.7           --             --             --            --

 Long-term debt                                                --            --             --             --            --
 Reclamation and remediation obligations                       --            --             --             --            --
 Future income and mining taxes                                --            --             --             --            --
 Other long-term liabilities                                  (2.2)          --             --             --            --
 Redeemable retractable preferred shares                       --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                              20.5           --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
NON-CONTROLLING INTEREST                                       --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY             --            --             --             --            --
                                                    --------------  ------------   ------------   ------------   -----------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                                   --          (1.1)            --             --            --
 Contributed surplus                                           --            --             --             --            --
 Accumulated deficit                                        (20.8)          1.1             --             --          40.8
 Cumulative translation adjustments                            --            --            1.2             --            --
 Other comprehensive income (loss)                            0.3            --           (1.2)            --            --
                                                    --------------  ------------   ------------   ------------   -----------
                                                            (20.5)           --             --             --          40.8
                                                    --------------  ------------   ------------   ------------   -----------
                                                    $          --   $        --    $        --    $        --    $     40.8
                                                    ==============  ============   ============   ============   ===========

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2003
(CONTINUED)

                                                         MINIMUM
                                                         PENSION       GOODWILL     STOCK-BASED       UNDER
                                                       LIABILITY     IMPAIRMENT    COMPENSATION   U.S. GAAP
                                                   -------------   ------------   -------------  ----------
                                                             (k)            (l)           (m)
ASSETS
 Current assets
   Cash and cash equivalents                       $         --    $        --    $       --     $    245.8
   Restricted cash                                           --             --            --            5.1
   Accounts receivable and other assets                      --             --            --           42.5
   Inventories                                               --             --            --          109.2
                                                   -------------   ------------   -----------    -----------
                                                             --             --            --          402.6

 Property, plant and equipment                               --             --            --          982.2
 Goodwill                                                    --          (40.2)           --          342.9
 Future income and mining taxes                              --             --            --            1.5
 Long-term investments                                       --             --            --            9.0
 Deferred charges and other long-term assets                 --             --            --           35.9
                                                   -------------   ------------   -----------    -----------
                                                   $         --    $     (40.2)   $       --     $  1,774.1
                                                   =============   ============   ===========    ===========
LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities        $         --    $        --    $       --     $    124.6
   Current portion of long-term debt                         --             --            --           29.4
   Current portion of reclamation and remediation
      obligations                                            --             --            --           19.2
                                                   -------------   ------------   -----------    -----------
                                                             --             --            --          173.2

 Long-term debt                                              --             --            --            0.7
 Reclamation and remediation obligations                     --             --            --          111.1
 Future income and mining taxes                              --             --            --          152.5
 Other long-term liabilities                                3.1             --            --            7.8
 Redeemable retractable preferred shares                     --             --            --            3.0
                                                   -------------   ------------   -----------    -----------
                                                            3.1             --            --          448.3
                                                   -------------   ------------   -----------    -----------
NON-CONTROLLING INTEREST                                     --             --            --            0.7
                                                   -------------   ------------   -----------    -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           --             --            --           12.6
                                                   -------------   ------------   -----------    -----------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase
    warrants                                                 --             --            --        2,549.1
 Contributed surplus                                         --             --            --           13.5
 Accumulated deficit                                         --          (40.2)           --       (1,253.3)
 Cumulative translation adjustments                          --             --            --             --
 Other comprehensive income (loss)                         (3.1)            --            --            3.2
                                                   -------------   ------------   -----------    -----------
                                                           (3.1)         (40.2)           --        1,312.5
                                                   -------------   ------------   -----------    -----------
                                                   $         --    $     (40.2)   $       --     $  1,774.1
                                                   =============   ============   ===========    ===========

CONSOLIDATED STATEMENTS OF OPERATIONS                                             RECOGNITION   ELIMINATION OF   PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2004                                              OF DEFERRED       EFFECTS OF     AND EQUIPMENT
                                                                                     EXCHANGE  RECOGNIZING THE    & AMORTIZATION
                                                                                 GAINS/LOSSES  QUITY COMPONENT       DIFFERENCES
                                                                       UNDER   ON CONVERTIBLE   OF CONVERTIBLE     FROM APPLYING
                                                                    CDN GAAP       DEBENTURES       DEBENTURES          SFAS 121
                                                                -------------  --------------  ---------------   ---------------
                                                                                         (a)              (a)            (b)
REVENUE AND OTHER OPERATING INCOME
 Metal sales                                                        $   666.8       $   --         $   --             $  --
                                                                    ---------       ------         ------             -----

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
   depletion and amortization)                                          402.4           --             --                --
  Accretion                                                              21.4           --             --                --
  Depreciation, depletion and amortization                              170.1           --             --              (3.8)
                                                                    ---------       ------         ------             -----
                                                                         72.9           --             --               3.8
  Other operating expenses                                               25.8           --             --                --
  Exploration and business development                                   20.4           --             --                --
  General and administrative                                             36.4           --             --                --
  Impariment charges:
    Goodwill                                                             12.4           --             --                --
    Property, plant and equipment                                        46.1           --             --                --
    Investments                                                           1.4           --             --                --
  Gain on disposal of assets                                             (1.7)                                           --
                                                                    ---------       ------         ------             -----
OPERATING LOSS                                                          (67.9)          --             --               3.8
                                                                    ---------       ------         ------             -----

  Other income (expense) - net                                           (6.2)          --             --                --
                                                                    ---------       ------         ------             -----
LOSS BEFORE TAXES AND OTHER ITEMS                                       (74.1)          --             --               3.8
                                                                    ---------       ------         ------             -----

  Income and mining taxes recovery                                       11.5                                            --
  Non-controlling interest                                                0.3           --             --                --
  Dividends on convertible preferred shares
      of subsidiary company                                              (0.8)                                           --
                                                                    ---------       ------         ------             -----

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                        $   (63.1)      $   --         $   --             $ 3.8
                                                                    =========       ======         ======             =====

LOSS PER SHARE
  Basic and diluted                                                 $   (0.18)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                                     346.0

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(CONTINUED)

                                                                             GAINS ON                                  RECLASSI-
                                                        REVERSAL OF        MARKETABLE                                FICATION OF
                                                           1991 AND     SECURTIES AND                       FLOW      CUMULATIVE
                                                       2003 DEFICIT         LONG-TERM     EFFECT OF       THROUGH    TRANSLATION
                                                       ELIMINATIONS       INVESTMENTS      SFAS 133        SHARES    ADJUSTMENTS
                                                       ------------     -------------    ---------- -------------  --------------
                                                             (c)                 (d)            (e)           (f)            (h)
REVENUE AND OTHER OPERATING INCOME
 Metal sales                                            $    --          $    --          $  17.5        $ --          $ --
                                                        --------         --------         --------       -----         -----

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
   depletion and amortization)                               --               --             --             --            --
  Accretion                                                  --               --             --             --            --
  Depreciation, depletion and amortization                   --               --             --             --            --
                                                        -------          --------         --------       -----         -----
                                                             --               --             17.5           --            --
  Other operating expenses                                   --               --             --             --            --
  Exploration and business development                       --               --             --             --            --
  General and administrative                                 --               --             --             --            --
  Impariment charges:
    Goodwill                                                 --               --             --             --            --
    Property, plant and equipment                            --               --             --             --            --
    Investments                                              --               --             --             --            --
  Gain on disposal of assets                                 --               --             --             --            --
                                                        -------          -------          -------       ------         -----
OPERATING LOSS                                               --               --             17.5           --            --
                                                        -------          -------          --------       -----         -----

  Other income (expense) - net                               --               --             (1.4)          --            --
                                                        -------          -------          --------       -----         -----
LOSS BEFORE TAXES AND OTHER ITEMS                            --               --             16.1           --            --
                                                        -------          -------          --------       -----         -----

  Income and mining taxes recovery                           --               --              --            --            --
  Non-controlling interest                                   --               --              --            --            --
  Dividends on convertible preferred shares
      of subsidiary company                                  --               --              --            --            --
                                                        -------          -------          --------       -----         -----

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS            $   --           $   --           $  16.1        $ --          $ --
                                                        ======           ======           =======        =====         =====

LOSS PER SHARE
  Basic and diluted
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(CONTINUED)

                                                                         Restatement
                                                                           to equity
                                                                         account for
                                                         To adjust to  investment in     Effect of       Goodwill          Under
                                                         equity basis       Echo Bay      SFAS 143     impairment      U.S. GAAP
                                                        ------------- -------------- -------------  ------------- --------------
                                                                 (i)            (d)           (j)            (l)
REVENUE AND OTHER OPERATING INCOME
 Metal sales                                                 $ --           $ --          $ --           $ --          $  684.3
                                                             -----          -----         -----          -----         --------

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
   depletion and amortization)                                  --            --            --             --             402.4
  Accretion                                                     --            --            --             --              21.4
  Depreciation, depletion and amortization                      --            --            --             --             166.3
                                                             -----          ----          ----           ----           --------
                                                                --            --            --             --              94.2
  Other operating expenses                                      --            --            --             --              25.8
  Exploration and business development                          --            --            --             --              20.4
  General and administrative                                    --            --            --             --              36.4
  Impariment charges:
    Goodwill                                                    --            --            --             --              12.4
    Property, plant and equipment                               --            --            --             --              46.1
    Investments                                                 --            --            --             --               1.4
  Gain on disposal of assets                                    --            --            --             --              (1.7)
                                                             -----         -----          ----           ----          --------
OPERATING LOSS                                                  --            --            --             --             (46.6)
                                                             -----         -----          ----           ----          --------

  Other income (expense) - net                                  --            --            --             --              (7.6)
                                                             -----         -----          ----           ----          --------
LOSS BEFORE TAXES AND OTHER ITEMS                               --            --            --             --             (54.2)
                                                             -----         -----          ----           ----          --------

  Income and mining taxes recovery                             --            --             --             --              11.5
  Non-controlling interest                                     --            --             --             --               0.3
  Dividends on convertible preferred shares
      of subsidiary company                                    --            --             --             --              (0.8)
                                                             -----         -----          ----           ----          --------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                 $ --          $ --           $ --           $ --          $  (43.2)
                                                             ====          =====          ====           ====          =========

LOSS PER SHARE
  Basic and diluted                                                                                                       (0.12)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                                                                                       346.0

CONSOLIDATED STATEMENTS OF OPERATIONS                                   RECOGNITION    ELIMINATION OF  PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2003                                    OF DEFERRED        EFFECTS OF    AND EQUIPMENT
(CONTINUED)                                                          EXCHANGE GAINS    RECOGNITION OF   & AMORTIZATION   REVERSAL OF
                                                                         AND LOSSES  EQUITY COMPONENT      DIFFERENCES      1991 AND
                                                             UNDER   ON CONVERTIBLE    OF CONVERTIBLE    FROM APPLYING  2003 DEFICIT
                                                          CDN GAAP       DEBENTURES        DEBENTURES         SFAS 121  ELIMINATIONS
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                                                (A)               (A)              (B)           (C)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                           $   571.9    $          --    $           --    $          --    $       --

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization                              362.0               --                --               --            --
  Accretion                                                   9.0               --                --               --            --
  Depreciation, depletion and amortization                  172.7               --                --             (6.3)           --
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                             28.2               --                --              6.3            --
  Other operating expenses                                   16.5
  Exploration and business development                       24.3               --                --               --            --
  General and administrative                                 25.0               --                --               --            --
  Impariment charges:
    Goodwill                                                394.4               --                --               --            --
    Property, plant and equipment                            15.2               --                --               --            --
    Investments                                               1.9               --                --               --            --
  Gain on disposal of assets                                (29.5)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
OPERATING LOSS                                             (419.6)              --                --              6.3            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

  Other income (expense) - net                              (13.0)           (17.8)             (3.2)              --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
LOSS BEFORE TAXES AND OTHER ITEMS                          (432.6)           (17.8)             (3.2)             6.3            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

  Income and mining taxes recovery (expense)                 (4.1)              --                --               --            --
  Non-controlling interest                                   (0.2)              --                --               --            --
  Share in income (loss) on investee companies                 --               --                --               --            --
  Dividends on convertible preferred shares of
    subsidiary company                                       (0.8)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                                     (437.7)           (17.8)             (3.2)             6.3            --

  Cumulative effect of a change in accounting principle        --               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

NET LOSS                                                   (437.7)           (17.8)             (3.2)             6.3            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:
  Net loss                                                 (437.7)           (17.8)             (3.2)             6.3            --
  Increase in equity component of convertible
    debentures                                               (6.5)              --               6.5               --            --
  Gain on redemption of equity component of
    convertible debentures                                   16.5               --             (16.5)              --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS            $  (427.7)   $       (17.8)   $        (13.2)   $         6.3    $       --
                                                       ===========  ===============  ================  ===============  ============

LOSS PER SHARE
  Basic and diluted                                     $   (1.39)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                         308.6

CONSOLIDATED STATEMENTS OF OPERATIONS                          GAINS                              RECLASSI-
FOR THE YEAR ENDED DECEMBER 31, 2003                   ON MARKETABLE                            FICATION OF
(CONTINUED)                                                SECURTIES                     FLOW    CUMULATIVE
                                                       AND LONG-TERM     EFFECT OF    THROUGH   TRANSLATION   TO ADJUST TO
                                                         INVESTMENTS      SFAS 133     SHARES   ADJUSTMENTS   EQUITY BASIS
                                                       -------------   -----------   --------  ------------   ------------
                                                                 (D)           (E)        (F)           (H)            (I)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                           $        --     $    (2.8)    $   --    $       --     $     (6.0)

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization                                   --            --         --            --           (2.9)
  Accretion                                                      --            --         --            --              -
  Depreciation, depletion and amortization                       --            --         --            --           (1.2)
                                                       -------------   -----------   --------  ------------   ------------
                                                                 --          (2.8)        --            --           (1.9)
  Other operating expenses
  Exploration and business development                           --            --         --            --           (0.1)
  General and administrative                                     --            --         --            --             --
  Impariment charges:
    Goodwill                                                     --            --         --            --             --
    Property, plant and equipment                                --            --         --            --             --
    Investments                                                  --            --         --            --             --
  Gain on disposal of assets                                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
OPERATING LOSS                                                   --          (2.8)        --            --           (1.8)
                                                       -------------   -----------   --------  ------------   ------------

  Other income (expense) - net                                   --           2.1         --            --            0.3
                                                       -------------   -----------   --------  ------------   ------------
LOSS BEFORE TAXES AND OTHER ITEMS                                --          (0.7)        --            --           (1.5)
                                                       -------------   -----------   --------  ------------   ------------

  Income and mining taxes recovery (expense)                     --            --         --            --            0.4
  Non-controlling interest                                       --            --         --            --             --
  Share in income (loss) on investee companies                   --            --         --            --            1.1
  Dividends on convertible preferred shares of
    subsidiary company                                           --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------

NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                                           --          (0.7)        --            --             --

  Cumulative effect of a change in accounting principle          --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------

NET LOSS                                                         --          (0.7)        --            --             --
                                                       -------------   -----------   --------  ------------   ------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:
  Net loss                                                       --          (0.7)        --            --             --
  Increase in equity component of convertible
    debentures                                                   --            --         --            --             --
  Gain on redemption of equity component of
    convertible debentures                                       --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS            $        --     $    (0.7)    $   --    $       --     $       --
                                                       =============   ===========   ========  ============   ============

LOSS PER SHARE
  Basic and diluted
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted

CONSOLIDATED STATEMENTS OF OPERATIONS                    RESTATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003                       TO EQUITY
(CONTINUED)                                              ACCOUNT FOR
                                                       INVESTMENT IN    EFFECT OF       GOODWILL              UNDER
                                                            ECHO BAY     SFAS 143     IMPAIRMENT          U.S. GAAP
                                                       -------------  -----------   ------------  -----------------
                                                                 (D)          (J)            (L)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                           $        --    $      --     $       --    $         563.1

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization                                   --           --             --              359.1
  Accretion                                                      --           --             --                9.0
  Depreciation, depletion and amortization                       --           --             --              165.2
                                                       -------------  -----------   ------------  -----------------
                                                                 --           --             --               29.8
  Other operating expenses                                                                                    16.5
  Exploration and business development                           --           --             --               24.2
  General and administrative                                     --           --             --               25.0
  Impariment charges:
    Goodwill                                                     --           --           40.2              434.6
    Property, plant and equipment                                --           --             --               15.2
    Investments                                                  --           --             --                1.9
  Gain on disposal of assets                                     --           --             --              (29.5)
                                                       -------------  -----------   ------------  -----------------
OPERATING LOSS                                                   --           --          (40.2)            (458.1)
                                                       -------------  -----------   ------------  -----------------

  Other income (expense) - net                                   --           --             --              (31.6)
                                                       -------------  -----------   ------------  -----------------
LOSS BEFORE TAXES AND OTHER ITEMS                                --           --          (40.2)            (489.7)
                                                       -------------  -----------   ------------  -----------------

  Income and mining taxes recovery (expense)                     --           --             --               (3.7)
  Non-controlling interest                                       --           --             --               (0.2)
  Share in income (loss) on investee companies                 (1.0)          --             --                0.1
  Dividends on convertible preferred shares of
    subsidiary company                                           --           --             --               (0.8)
                                                       -------------  -----------   ------------  -----------------

NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                                         (1.0)          --          (40.2)            (494.3)

  Cumulative effect of a change in accounting principle          --        (11.6)            --              (11.6)
                                                       -------------  -----------   ------------  -----------------

NET LOSS                                                       (1.0)       (11.6)         (40.2)            (505.9)
                                                       -------------  -----------   ------------  -----------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:
  Net loss                                                     (1.0)       (11.6)         (40.2)            (505.9)
  Increase in equity component of convertible
    debentures                                                   --           --             --                 --
  Gain on redemption of equity component of
    convertible debentures                                       --           --             --                 --
                                                       -------------  -----------   ------------  -----------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS            $      (1.0)   $   (11.6)    $    (40.2)   $        (505.9)
                                                       =============  ===========   ============  =================

LOSS PER SHARE
  Basic and diluted                                                                                $         (1.64)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                                                                          308.6

CONSOLIDATED STATEMENTS OF OPERATIONS                                   RECOGNITION    ELIMINATION OF  PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2002                                    OF DEFERRED        EFFECTS OF    AND EQUIPMENT
(CONTINUED)                                                          EXCHANGE GAINS    RECOGNITION OF   & AMORTIZATION   REVERSAL OF
                                                                         AND LOSSES  EQUITY COMPONENT      DIFFERENCES      1991 AND
                                                             UNDER   ON CONVERTIBLE    OF CONVERTIBLE    FROM APPLYING  2003 DEFICIT
                                                          CDN GAAP       DEBENTURES        DEBENTURES         SFAS 121  ELIMINATIONS
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                                                (A)               (A)              (B)           (C)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                          $    261.0    $          --    $           --    $          --    $       --

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization)                             169.8               --                --               --            --
  Accretion                                                   1.6               --                --               --            --
  Depreciation, depletion and amortization                   85.6               --                --             (8.1)           --
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                              4.0               --                --              8.1            --
  Other operating expenses                                    2.7               --                --               --            --
  Exploration and business development                       11.6               --                --               --            --
  General and administrative                                 11.3               --                --               --            --
  Impariment charges:
    Goodwill                                                   --               --                --               --            --
    Property, plant and equipment                              --               --                --               --            --
    Investments                                               0.2               --                --               --            --
  Gain on disposal of assets                                 (2.7)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
OPERATING LOSS                                              (19.1)              --                --              8.1            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

  Other income (expense) - net                                4.9             (0.3)             (4.5)              --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
LOSS BEFORE TAXES AND OTHER ITEMS                           (14.2)            (0.3)             (4.5)             8.1            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

  Income and mining taxes recovery (expense)                 (6.5)              --                --               --            --
  Share in loss on investee companies                        (0.6)              --                --               --            --
  Dividends on convertible preferred shares of
    subsidiary company                                       (1.5)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

NET (LOSS) EARNINGS                                         (22.8)            (0.3)             (4.5)             8.1            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

  Net (loss) earnings                                       (22.8)            (0.3)             (4.5)             8.1            --
  Increase in equity component of convertible
    debentures                                               (7.3)              --               7.3               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------

NET (LOSS) EARNINGS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS                                          $   (30.1)   $        (0.3)   $          2.8    $         8.1    $       --
                                                       ===========  ===============  ================  ===============  ============
(LOSS) EARNINGS PER SHARE
  Basic and diluted                                     $   (0.25)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                         119.7

CONSOLIDATED STATEMENTS OF OPERATIONS                          GAINS                              RECLASSI-
FOR THE YEAR ENDED DECEMBER 31, 2002                   ON MARKETABLE                            FICATION OF
(CONTINUED)                                                SECURTIES                     FLOW    CUMULATIVE
                                                       AND LONG-TERM     EFFECT OF    THROUGH   TRANSLATION   TO ADJUST TO
                                                         INVESTMENTS      SFAS 133     SHARES   ADJUSTMENTS   EQUITY BASIS
                                                       -------------   -----------   --------  ------------   ------------
                                                                 (D)           (E)        (F)           (H)            (I)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                           $        --     $   (14.1)    $   --    $       --     $    (69.2)

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization)                                  --            --         --            --          (27.2)
  Accretion                                                      --            --         --            --             --
  Depreciation, depletion and amortization                       --            --         --            --          (17.4)
                                                       -------------   -----------   --------  ------------   ------------
                                                                 --         (14.1)        --            --          (24.6)
  Other operating expenses                                       --            --         --            --             --
  Exploration and business development                           --            --         --            --           (1.3)
  General and administrative                                     --            --         --            --             --
  Impariment charges:
    Goodwill                                                     --            --         --            --             --
    Property, plant and equipment                                --            --         --            --             --
    Investments                                                  --            --         --            --             --
  Gain on disposal of assets                                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
OPERATING LOSS                                                   --         (14.1)        --            --          (23.3)
                                                       -------------   -----------   --------  ------------   ------------

  Other income (expense) - net                                 42.5           0.7        1.1            --            3.6
                                                       -------------   -----------   --------  ------------   ------------
LOSS BEFORE TAXES AND OTHER ITEMS                              42.5         (13.4)       1.1            --          (19.7)
                                                       -------------   -----------   --------  ------------   ------------

  Income and mining taxes recovery (expense)                     --            --         --            --            6.2
  Share in loss on investee companies                            --            --         --            --           13.5
  Dividends on convertible preferred shares of
    subsidiary company                                           --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------

NET (LOSS) EARNINGS                                            42.5         (13.4)       1.1            --             --
                                                       -------------   -----------   --------  ------------   ------------

  Net (loss) earnings                                          42.5         (13.4)       1.1            --             --
  Increase in equity component of convertible
    debentures                                                   --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------

NET (LOSS) EARNINGS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS                                          $      42.5     $   (13.4)    $  1.1    $       --     $       --
                                                       =============   ===========   ========  ============   ============
(LOSS) EARNINGS PER SHARE
  Basic and diluted
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted

CONSOLIDATED STATEMENTS OF OPERATIONS                    RESTATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002                       TO EQUITY
(CONTINUED)                                              ACCOUNT FOR
                                                       INVESTMENT IN    EFFECT OF       GOODWILL              UNDER
                                                            ECHO BAY     SFAS 143     IMPAIRMENT          U.S. GAAP
                                                       -------------  -----------   ------------  -----------------
                                                                 (D)          (J)            (L)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                           $        --    $      --     $       --    $         177.7

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization)                                  --          0.7             --              143.3
  Accretion                                                      --           --             --                1.6
  Depreciation, depletion and amortization                       --         (0.3)            --               59.8
                                                       -------------  -----------   ------------  -----------------
                                                                 --         (0.4)            --              (27.0)
  Other operating expenses                                       --           --             --                2.7
  Exploration and business development                           --           --             --               10.3
  General and administrative                                     --           --             --               11.3
  Impariment charges:
    Goodwill                                                     --           --             --                 --
    Property, plant and equipment                                --           --             --                 --
    Investments                                                  --          7.7             --                7.9
  Gain on disposal of assets                                     --           --             --               (2.7)
                                                       -------------  -----------   ------------  -----------------
OPERATING LOSS                                                   --         (8.1)            --              (56.5)
                                                       -------------  -----------   ------------  -----------------

  Other income (expense) - net                                   --           --             --               48.0
                                                       -------------  -----------   ------------  -----------------
LOSS BEFORE TAXES AND OTHER ITEMS                                --         (8.1)            --               (8.5)
                                                       -------------  -----------   ------------  -----------------

  Income and mining taxes recovery (expense)                     --           --             --               (0.3)
  Share in loss on investee companies                          (0.7)          --             --               12.2
  Dividends on convertible preferred shares of
    subsidiary company                                           --           --             --               (1.5)
                                                       -------------  -----------   ------------  -----------------

NET (LOSS) EARNINGS                                            (0.7)        (8.1)            --                1.9
                                                       -------------  -----------   ------------  -----------------

  Net (loss) earnings                                          (0.7)        (8.1)            --                1.9
  Increase in equity component of convertible
    debentures                                                   --           --             --                 --
                                                       -------------  -----------   ------------  -----------------

NET (LOSS) EARNINGS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS                                          $      (0.7)   $    (8.1)    $       --    $           1.9
                                                       =============  ===========   ============  =================
(LOSS) EARNINGS PER SHARE
  Basic and diluted                                                                                $          0.02
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                                                                          119.7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   RECOGNITION    ELIMINATION OF  PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2004                                    OF DEFERRED        EFFECTS OF    AND EQUIPMENT
(CONTINUED)                                                          EXCHANGE GAINS    RECOGNITION OF   & AMORTIZATION   REVERSAL OF
                                                                         AND LOSSES  EQUITY COMPONENT      DIFFERENCES      1991 AND
                                                             UNDER   ON CONVERTIBLE    OF CONVERTIBLE    FROM APPLYING  2003 DEFICIT
                                                          CDN GAAP       DEBENTURES        DEBENTURES         SFAS 121  ELIMINATIONS
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                                                (A)               (A)              (B)           (C)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net (loss) earnings                                     $   (63.1)   $          --    $           --    $         3.8    $       --
Items not affecting cash:
  Depreciation, depletion and amortization                  170.1               --                --             (3.8)           --
  Impairment charges                                         59.9               --                --               --            --
  Gain on disposal of assets                                 (1.7)              --                --               --            --
  Future income and mining taxes                            (29.3)              --                --               --            --
  Deferred revenue realized                                  (6.3)              --                --               --            --
  Unrealized foreign exchange (gains) losses and other        3.1               --                --               --            --
  Changes in non-cash operating assets and liabilities:
    Accounts receivable and other assets                      4.2               --                --               --            --
    Inventories                                             (19.3)              --                --               --            --
    Accounts payable and accrued liabilities                 43.6               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                161.2               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
INVESTING:
  Additions to property, plant and equipment               (169.5)              --                --               --            --
  Business acquisitions, net of cash acquired              (261.2)              --                --               --            --
  Proceeds on sale of marketable securities                   0.7               --                --               --            --
  Proceeds on sale of long-term investments and
    other assets                                             14.6               --                --               --            --
  Additions to long-term investment and other assets        (26.4)              --                --               --            --
  Proceeds from the sale of property, plant and
    equipment                                                 1.5               --                --               --            --
  Additions to short-term investments                        (5.7)              --                --               --            --
  Decrease in restricted cash                                 3.7               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW USED IN INVESTING ACTIVITIES                     (442.3)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
FINANCING:
  Repurchase of common shares                               (11.8)              --                --               --            --
  Issurance of common shares and common share
    purchase warrants                                         3.1               --                --               --            --
  Debt issue costs                                           (1.4)              --                --               --            --
  Proceeds from the issuance of debt                        119.5               --                --               --            --
  Repayment of debt                                         (26.8)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                 82.6               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                       0.6               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
DECREASE IN CASH AND CASH EQUIVALENTS                      (197.9)              --                --               --            --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                245.8               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $    47.9    $          --    $           --    $          --    $       --
                                                       ===========  ===============  ================  ===============  ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                          GAINS                              RECLASSI-
FOR THE YEAR ENDED DECEMBER 31, 2004                   ON MARKETABLE                            FICATION OF
(CONTINUED)                                                SECURTIES                     FLOW    CUMULATIVE
                                                       AND LONG-TERM     EFFECT OF    THROUGH   TRANSLATION   TO ADJUST TO
                                                         INVESTMENTS      SFAS 133     SHARES   ADJUSTMENTS   EQUITY BASIS
                                                       -------------   -----------   --------  ------------   ------------
                                                                 (D)           (E)        (F)           (H)            (I)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net (loss) earnings                                     $        --     $    16.1     $   --    $       --     $       --
Items not affecting cash:
  Depreciation, depletion and amortization                       --            --         --            --             --
  Impairment charges                                             --            --         --            --             --
  Gain on disposal of assets                                     --            --         --            --             --
  Future income and mining taxes                                 --            --         --            --             --
  Deferred revenue realized                                      --           6.9         --            --             --
  Unrealized foreign exchange (gains) losses and other           --          (0.3)        --            --             --
  Changes in non-cash operating assets and liabilities:
    Accounts receivable and other assets                         --            --         --            --             --
    Inventories                                                  --            --         --            --             --
    Accounts payable and accrued liabilities                     --         (22.7)        --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
INVESTING:
  Additions to property, plant and equipment                     --            --         --            --             --
  Business acquisitions, net of cash acquired                    --            --         --            --             --
  Proceeds on sale of marketable securities                      --            --         --            --             --
  Proceeds on sale of long-term investments and
    other assets                                                 --            --         --            --             --
  Additions to long-term investment and other assets             --            --         --            --             --
  Proceeds from the sale of property, plant and
    equipment                                                    --            --         --            --             --
  Additions to short-term investments                            --            --         --            --             --
  Decrease in restricted cash                                    --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
FINANCING:
  Repurchase of common shares                                    --            --         --            --             --
  Issurance of common shares and common share
    purchase warrants                                            --            --         --            --             --
  Debt issue costs                                               --            --         --            --             --
  Proceeds from the issuance of debt                             --            --         --            --             --
  Repayment of debt                                              --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
DECREASE IN CASH AND CASH EQUIVALENTS                            --            --         --            --             --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $        --     $      --     $   --    $       --     $       --
                                                       =============   ===========   ========  ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                    RESTATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004                       TO EQUITY
(CONTINUED)                                              ACCOUNT FOR
                                                       INVESTMENT IN    EFFECT OF       GOODWILL              UNDER
                                                            ECHO BAY     SFAS 143     IMPAIRMENT          U.S. GAAP
                                                       -------------  -----------   ------------  -----------------
                                                                 (D)          (J)            (L)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net (loss) earnings                                     $        --    $      --     $       --    $         (43.2)
Items not affecting cash:
  Depreciation, depletion and amortization                       --           --             --              166.3
  Impairment charges                                             --           --             --               59.9
  Gain on disposal of assets                                     --           --             --               (1.7)
  Future income and mining taxes                                 --           --             --              (29.3)
  Deferred revenue realized                                      --           --             --                0.6
  Unrealized foreign exchange (gains) losses and other           --           --             --                2.8
  Changes in non-cash operating assets and liabilities:
    Accounts receivable and other assets                         --           --             --                4.2
    Inventories                                                  --           --             --              (19.3)
    Accounts payable and accrued liabilities                     --           --             --               20.9
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --           --             --              161.2
                                                       -------------  -----------   ------------  -----------------
INVESTING:
  Additions to property, plant and equipment                     --           --             --             (169.5)
  Business acquisitions, net of cash acquired                    --           --             --             (261.2)
  Proceeds on sale of marketable securities                      --           --             --                0.7
  Proceeds on sale of long-term investments and
    other assets                                                 --           --             --               14.6
  Additions to long-term investment and other assets             --           --             --              (26.4)
  Proceeds from the sale of property, plant and
    equipment                                                    --           --             --                1.5
  Additions to short-term investments                            --           --             --               (5.7)
  Decrease in restricted cash                                    --           --             --                3.7
                                                       -------------  -----------   ------------  -----------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --           --             --             (442.3)
                                                       -------------  -----------   ------------  -----------------
FINANCING:
  Repurchase of common shares                                    --           --             --              (11.8)
  Issurance of common shares and common share
    purchase warrants                                            --           --             --                3.1
  Debt issue costs                                               --           --             --               (1.4)
  Proceeds from the issuance of debt                             --           --             --              119.5
  Repayment of debt                                              --           --             --              (26.8)
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --           --             --               82.6
                                                       -------------  -----------   ------------  -----------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --           --             --                0.6
                                                       -------------  -----------   ------------  -----------------
DECREASE IN CASH AND CASH EQUIVALENTS                            --           --             --             (197.9)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     --           --             --              245.8
                                                       -------------  -----------   ------------  -----------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $        --    $      --     $       --    $          47.9
                                                       =============  ===========   ============  =================

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   RECOGNITION    ELIMINATION OF  PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2003                                    OF DEFERRED        EFFECTS OF    AND EQUIPMENT
(CONTINUED)                                                          EXCHANGE GAINS    RECOGNITION OF   & AMORTIZATION   REVERSAL OF
                                                                         AND LOSSES  EQUITY COMPONENT      DIFFERENCES      1991 AND
                                                             UNDER   ON CONVERTIBLE    OF CONVERTIBLE    FROM APPLYING  2003 DEFICIT
                                                          CDN GAAP       DEBENTURES        DEBENTURES         SFAS 121  ELIMINATIONS
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                                                (A)               (A)              (B)           (C)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $  (437.7)   $       (17.8)   $         (3.2)   $         6.3    $       --
Items not affecting cash:
  Depreciation, depletion and amortization                  172.7               --                --             (6.3)           --
  Impairment charges                                        411.5               --                --               --            --
  Gain on disposal of assets                                (29.5)              --                --               --            --
  Future income and mining taxes                            (12.7)              --                --               --            --
  Deferred revenue realized                                  (2.3)              --                --               --            --
  Cumulative effect of a change in accounting principle         -               --                --               --            --
  Unrealized foreign exchange (gains) losses and other       30.4             17.8              (1.0)               -             -
  Changes in non-cash operating assets and liabilities
    Accounts receivable and other assets                     (1.7)              --                --               --            --
    Inventories                                             (11.3)              --                --               --            --
    Accounts payable and accrued liabilities                (29.9)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                 89.5               --              (4.2)              --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
INVESTING:
  Additions to property, plant and equipment                (73.4)              --                --               --            --
  Business acquisitions, net of cash acquired               (81.9)              --                --               --            --
  Proceeds on sale of marketable securities                   4.6               --                --               --            --
  Proceeds on sale of long-term investments and other
    assets                                                   63.3               --                --               --            --
  Additions to long-term investments and other assets        (6.1)              --                --               --            --
  Proceeds from the sale of property, plant and
    equipment                                                 5.9               --                --               --            --
  Decrease in restricted cash                                37.5               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW USED IN INVESTING ACTIVITIES                      (50.1)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                187.9               --                --               --            --
  Redemption of convertible debentures                     (144.8)              --                --               --            --
  Acquisition of convertible preferred shares of
    subsidiary company                                       (0.3)              --                --               --            --
  Reduction of debt component of convertible debentures      (4.2)              --               4.2               --            --
  Repayment of debt                                         (10.5)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                 28.1               --               4.2               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                       7.7               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
INCREASE IN CASH AND CASH EQUIVALENTS                        75.2               --                --               --            --
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              170.6               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                $   245.8    $          --    $           --    $          --    $       --
                                                       ===========  ===============  ================  ===============  ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                          GAINS                              RECLASSI-
FOR THE YEAR ENDED DECEMBER 31, 2003                   ON MARKETABLE                            FICATION OF
(CONTINUED)                                                SECURTIES                     FLOW    CUMULATIVE
                                                       AND LONG-TERM     EFFECT OF    THROUGH   TRANSLATION   TO ADJUST TO
                                                         INVESTMENTS      SFAS 133     SHARES   ADJUSTMENTS   EQUITY BASIS
                                                       -------------   -----------   --------  ------------   ------------
                                                                 (D)           (E)        (F)           (H)            (I)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $        --     $    (0.7)    $   --    $       --     $       --
Items not affecting cash:
  Depreciation, depletion and amortization                       --            --         --            --           (1.2)
  Impairment charges                                             --            --         --            --             --
  Gain on disposal of assets                                     --            --         --            --             --
  Future income and mining taxes                                 --            --         --            --             --
  Deferred revenue realized                                      --           2.2         --            --             --
  Cumulative effect of a change in accounting principle          --            --         --            --             --
  Unrealized foreign exchange (gains) losses and other           --          (3.2)        --            --           (1.1)
  Changes in non-cash operating assets and liabilities
    Accounts receivable and other assets                         --            --         --            --             --
    Inventories                                                  --            --         --            --             --
    Accounts payable and accrued liabilities                     --           1.7         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --            --         --            --           (2.3)
                                                       -------------   -----------   --------  ------------   ------------
INVESTING:
  Additions to property, plant and equipment                     --            --         --            --             --
  Business acquisitions, net of cash acquired                    --            --         --            --             --
  Proceeds on sale of marketable securities                      --            --         --            --             --
  Proceeds on sale of long-term investments and other
    assets                                                       --            --         --            --             --
  Additions to long-term investments and other assets            --            --         --            --           31.7
  Proceeds from the sale of property, plant and
    equipment                                                    --            --         --            --             --
  Decrease in restricted cash                                    --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --            --         --            --           31.7
                                                       -------------   -----------   --------  ------------   ------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                     --            --         --            --             --
  Redemption of convertible debentures                           --            --         --            --             --
  Acquisition of convertible preferred shares of
    subsidiary company                                           --            --         --            --             --
  Reduction of debt component of convertible debentures          --            --         --            --             --
  Repayment of debt                                              --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
INCREASE IN CASH AND CASH EQUIVALENTS                            --            --         --            --           29.4
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   --            --         --            --          (29.4)
                                                       -------------   -----------   --------  ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                $        --     $      --     $   --    $       --     $       --
                                                       =============   ===========   ========  ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                    RESTATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003                       TO EQUITY
(CONTINUED)                                              ACCOUNT FOR
                                                       INVESTMENT IN    EFFECT OF       GOODWILL              UNDER
                                                            ECHO BAY     SFAS 143     IMPAIRMENT          U.S. GAAP
                                                       -------------  -----------   ------------  -----------------
                                                                 (D)          (J)            (L)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $      (1.0)   $   (11.6)       $ (40.2)   $        (505.9)
Items not affecting cash:
  Depreciation, depletion and amortization                       --           --             --              165.2
  Impairment charges                                             --           --           40.2              451.7
  Gain on disposal of assets                                     --           --             --              (29.5)
  Future income and mining taxes                                 --           --             --              (12.7)
  Deferred revenue realized                                      --           --             --               (0.1)
  Cumulative effect of a change in accounting principle          --         11.6             --               11.6
  Unrealized foreign exchange (gains) losses and other          1.0           --             --               43.9
  Changes in non-cash operating assets and liabilities
    Accounts receivable and other assets                         --           --             --               (1.7)
    Inventories                                                  --           --             --              (11.3)
    Accounts payable and accrued liabilities                     --           --             --              (28.2)
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --           --             --               83.0
                                                       -------------  -----------   ------------  -----------------
INVESTING:
  Additions to property, plant and equipment                     --           --             --              (73.4)
  Business acquisitions, net of cash acquired                    --           --             --              (81.9)
  Proceeds on sale of marketable securities                      --           --             --                4.6
  Proceeds on sale of long-term investments and other
    assets                                                       --           --             --               63.3
  Additions to long-term investments and other assets            --           --             --               25.6
  Proceeds from the sale of property, plant and
    equipment                                                    --           --             --                5.9
  Decrease in restricted cash                                    --           --             --               37.5
                                                       -------------  -----------   ------------  -----------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --           --             --              (18.4)
                                                       -------------  -----------   ------------  -----------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                     --           --             --              187.9
  Redemption of convertible debentures                           --           --             --             (144.8)
  Acquisition of convertible preferred shares of
    subsidiary company                                           --           --             --               (0.3)
  Reduction of debt component of convertible debentures          --           --             --                  -
  Repayment of debt                                              --           --             --              (10.5)
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --           --             --               32.3
                                                       -------------  -----------   ------------  -----------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --           --             --                7.7
                                                       -------------  -----------   ------------  -----------------
INCREASE IN CASH AND CASH EQUIVALENTS                            --           --             --              104.6
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   --           --             --              141.2
                                                       -------------  -----------   ------------  -----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                $        --    $      --     $       --    $         245.8
                                                       =============  ===========   ============  =================

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   RECOGNITION    ELIMINATION OF  PROPERTY, PLANT
FOR THE YEAR ENDED DECEMBER 31, 2002                                    OF DEFERRED        EFFECTS OF    AND EQUIPMENT
(CONTINUED)                                                          EXCHANGE GAINS    RECOGNITION OF   & AMORTIZATION   REVERSAL OF
                                                                         AND LOSSES  EQUITY COMPONENT      DIFFERENCES      1991 AND
                                                             UNDER   ON CONVERTIBLE    OF CONVERTIBLE    FROM APPLYING  2003 DEFICIT
                                                          CDN GAAP       DEBENTURES        DEBENTURES         SFAS 121  ELIMINATIONS
                                                       -----------  ---------------  ----------------  ---------------  ------------
                                                                                (A)               (A)              (B)           (C)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $   (22.8)   $        (0.3)   $         (4.5)   $         8.1    $       --
Items not affecting cash:
  Depreciation, depletion and amortization                   85.6               --                --             (8.1)           --
  Impairment charges                                          0.2               --                --               --            --
  Gain on disposal of assets                                 (2.7)              --                --               --            --
  Deferred revenue realized                                  (5.1)              --                --               --            --
  Unrealized foreign exchange (gains) losses and other        3.3              0.3              (0.6)              --            --
  Changes in non-cash operating assets and liabilities
    Accounts receivable                                      (1.6)              --                --               --            --
    Inventories                                               2.4               --                --               --            --
    Accounts payable and accrued liabilities                 (2.6)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                 56.7               --              (5.1)              --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
INVESTING:
  Additions to property, plant and equipment                (22.6)              --                --               --            --
  Business acquisitions, net of cash acquired                (0.1)              --                --               --            --
  Proceeds on sale of marketable securities                   2.8               --                --               --            --
  Proceeds on sale of long-term investments and other
    assets                                                    5.5               --                --               --            --
  Additions to long-term investments and other assets        (3.7)              --                --               --            --
  Proceeds from the sale of property, plant and
    equipment                                                 1.3               --                --               --            --
  (Increase) decrease in restricted cash                    (21.1)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW USED IN INVESTING ACTIVITIES                      (37.9)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                112.8               --                --               --            --
  Acquisition of convertible preferred shares of
    subsidiary company                                      (11.4)              --                --               --            --
  Reduction of debt component of convertible debentures      (5.1)              --               5.1               --            --
  Repayment of debt                                         (28.5)              --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                 67.8               --               5.1               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                       3.0               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
INCREASE IN CASH AND CASH EQUIVALENTS                        89.6               --                --               --            --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 81.0               --                --               --            --
                                                       -----------  ---------------  ----------------  ---------------  ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $   170.6    $          --    $           --    $          --    $       --
                                                       ===========  ===============  ================  ===============  ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                          GAINS                              RECLASSI-
FOR THE YEAR ENDED DECEMBER 31, 2002                   ON MARKETABLE                            FICATION OF
(CONTINUED)                                                SECURTIES                     FLOW    CUMULATIVE
                                                       AND LONG-TERM     EFFECT OF    THROUGH   TRANSLATION   TO ADJUST TO
                                                         INVESTMENTS      SFAS 133     SHARES   ADJUSTMENTS   EQUITY BASIS
                                                       -------------   -----------   --------  ------------   ------------
                                                                 (D)           (E)        (F)           (H)            (I)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $      42.5     $   (13.4)    $  1.1    $       --     $       --
Items not affecting cash:
  Depreciation, depletion and amortization                       --            --         --            --          (17.4)
  Impairment charges                                             --            --         --            --             --
  Gain on disposal of assets                                     --            --         --            --             --
  Deferred revenue realized                                      --           4.5         --            --             --
  Unrealized foreign exchange (gains) losses and other        (42.5)         (7.2)        --            --          (13.5)
  Changes in non-cash operating assets and liabilities
    Accounts receivable                                          --            --         --            --            3.8
    Inventories                                                  --            --         --            --           (1.4)
    Accounts payable and accrued liabilities                     --          16.1       (1.1)           --            3.9
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --            --         --            --          (24.6)
                                                       -------------   -----------   --------  ------------   ------------
INVESTING:
  Additions to property, plant and equipment                     --            --         --            --            0.3
  Business acquisitions, net of cash acquired                    --            --         --            --             --
  Proceeds on sale of marketable securities                      --            --         --            --             --
  Proceeds on sale of long-term investments and other
    assets                                                       --            --         --            --             --
  Additions to long-term investments and other assets            --            --         --            --           (1.4)
  Proceeds from the sale of property, plant and
    equipment                                                    --            --         --            --             --
  (Increase) decrease in restricted cash                         --            --        4.6            --             --
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --            --        4.6            --           (1.1)
                                                       -------------   -----------   --------  ------------   ------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                     --            --         --            --             --
  Acquisition of convertible preferred shares of
    subsidiary company                                           --            --         --            --             --
  Reduction of debt component of convertible debentures          --            --         --            --             --
  Repayment of debt                                              --            --         --            --            1.8
                                                       -------------   -----------   --------  ------------   ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --            --         --            --            1.8
                                                       -------------   -----------   --------  ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --            --         --            --             --
                                                       -------------   -----------   --------  ------------   ------------
INCREASE IN CASH AND CASH EQUIVALENTS                            --            --        4.6            --          (23.9)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     --            --       (4.6)           --           (5.5)
                                                       -------------   -----------   --------  ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $        --     $      --     $   --    $       --     $    (29.4)
                                                       =============   ===========   ========  ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOWS                    RESTATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002                       TO EQUITY
(CONTINUED)                                              ACCOUNT FOR
                                                       INVESTMENT IN    EFFECT OF       GOODWILL              UNDER
                                                            ECHO BAY     SFAS 143     IMPAIRMENT          U.S. GAAP
                                                       -------------  -----------   ------------  -----------------
                                                                 (D)          (J)            (L)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                $      (0.7)  $     (8.1)    $       --    $           1.9
Items not affecting cash:
  Depreciation, depletion and amortization                       --         (0.3)            --               59.8
  Impairment charges                                             --          7.7             --                7.9
  Gain on disposal of assets                                     --           --             --               (2.7)
  Deferred revenue realized                                      --           --             --               (0.6)
  Unrealized foreign exchange (gains) losses and other          0.7           --             --              (59.5)
  Changes in non-cash operating assets and liabilities
    Accounts receivable                                          --           --             --                2.2
    Inventories                                                  --           --             --                1.0
    Accounts payable and accrued liabilities                     --          0.7             --               17.0
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     --           --             --               27.0
                                                       -------------  -----------   ------------  -----------------
INVESTING:
  Additions to property, plant and equipment                     --           --             --              (22.3)
  Business acquisitions, net of cash acquired                    --           --             --               (0.1)
  Proceeds on sale of marketable securities                      --           --             --                2.8
  Proceeds on sale of long-term investments and other
    assets                                                       --           --             --                5.5
  Additions to long-term investments and other assets            --           --             --               (5.1)
  Proceeds from the sale of property, plant and
    equipment                                                    --           --             --                1.3
  (Increase) decrease in restricted cash                         --           --             --              (16.5)
                                                       -------------  -----------   ------------  -----------------
CASH FLOW USED IN INVESTING ACTIVITIES                           --           --             --              (34.4)
                                                       -------------  -----------   ------------  -----------------
FINANCING:
  Issuance of common shares and common share purchase
    warrants                                                     --           --             --              112.8
  Acquisition of convertible preferred shares of
    subsidiary company                                           --           --             --              (11.4)
  Reduction of debt component of convertible debentures          --           --             --                  -
  Repayment of debt                                              --           --             --              (26.7)
                                                       -------------  -----------   ------------  -----------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                     --           --             --               74.7
                                                       -------------  -----------   ------------  -----------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          --           --             --                3.0
                                                       -------------  -----------   ------------  -----------------
INCREASE IN CASH AND CASH EQUIVALENTS                            --           --             --               70.3
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     --           --             --               70.9
                                                       -------------  -----------   ------------  -----------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $        --    $      --     $       --    $         141.2
                                                       =============  ===========   ============  =================

Consolidated Statements of Comprehensive Income (Loss):

The Company's statements of comprehensive income (loss) under U.S. GAAP are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                    TWELVE MONTHS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                                                       2004            2003             2002
-------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period under U.S. GAAP                  $ (43.2)       $ (505.9)           $ 1.9
  Change in currency translation adjustments                             --            22.2              5.2
  Change in unrealized gains on marketable securities
    and long-term investments  (d)                                     (1.6)           (6.4)             8.7
  SFAS 133 (e)                                                         (0.3)           (3.2)            (7.2)
  Change in minimum pension liability                                  (0.2)           (3.1)              --
-------------------------------------------------------------------------------------------------------------
Comprehensive earnings (loss) under U.S. GAAP                       $ (45.3)       $ (496.4)           $ 8.6
-------------------------------------------------------------------------------------------------------------

(a) Under CDN GAAP, the convertible debentures, described in Note 12 were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. The Company redeemed these convertible debentures on September 29, 2003. Under U.S. GAAP, the entire principal amount of the convertible debentures plus accrued interest of $146.8 million immediately prior to the redemption and $123.8 million at December 31, 2002, was treated as debt with interest expense based on the coupon rate of 5.5%.

        In addition, under CDN GAAP, realized and unrealized foreign exchange gains and losses on the debt component of the debentures were recognized in income. For U.S. GAAP, in addition to including these gains and losses in income, realized and unrealized exchange gains and losses related to the portion of the convertible debentures included in equity under CDN GAAP were also included in income. There was no gain or loss on the redemption of the convertible debentures for U.S. GAAP.

        The reconciliation of CDN GAAP to U.S. GAAP for December 31, 2003, has been restated with a decrease to accumulated deficit of $16.5 million and an offsetting decrease to contributed surplus. The adjustment reverses the accumulated net losses related to the equity portion of the convertible debentures that have been included in income under CDN GAAP.

        Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under CDN GAAP, the interest expense is classified as a financing activity.

(b) Cumulatively, as a result of applying SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and following the adoption of SFAS 144, "Accounting for the
        Impairment or Disposal of Long-Lived Assets", property, plant and equipment is reduced and the deficit increased by $60.5 million. This difference arose from the requirement to discount future cash flows from impaired property, plant and equipment under U.S. GAAP and from using proven and probable reserves only. At the time of the impairment, future cash flows from impaired property, plant and equipment were not discounted under CDN GAAP. Under U.S. GAAP, in periods subsequent to the impairment, depreciation, depletion and amortization was reduced by $3.8 million, $6.3 million and $8.1 million during the years ended December 31, 2004, 2003 and 2002, respectively, to reflect the above. Cumulatively, as a result of these reductions in depreciation, depletion and amortization, property, plant and equipment is increased and the deficit decreased by $36.1 million and $32.3 million as at December 31, 2004 and 2003, respectively.

(c)     CDN  GAAP  allows  for the  elimination  of  operating  deficits  by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by U.S. GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

(d) Under CDN GAAP, unrealized gains and losses on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available for sale of $5.5 million and $6.9 million at December 31, 2004 and December 31, 2003, respectively, and marketable securities of $0.1 million and $0.3 million at December 31, 2004 and December 31, 2003, respectively, are included as a component of comprehensive income
        (loss).

        Furthermore, U.S. GAAP requires that the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002. Fair value is not discounted for liquidity concerns or other valuation considerations. The resulting gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged, increased the carrying value of this investment and was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

        Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available for sale security under U.S. GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with U.S. GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in other comprehensive income, increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For U.S. GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN and U.S. GAAP.

        For the year ended December 31, 2003, the Company, using its goodwill impairment testing methodology, computed a goodwill impairment charge of $40.2 million reducing the additional goodwill balance, under U.S. GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2004, the additional goodwill, under U.S. GAAP, remained $0.6 million.

(e) Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. As a result, on January 1, 2004 the fair value of the outstanding derivative financial instruments, which were not designated or did not qualify as effective hedging relationships were deferred on balance sheet and recognized in earnings when the previously designated hedged item occurred. Prior to the adoption of AcG-13, the Company applied hedge accounting to its derivative financial instruments. These instruments remained off balance sheet until the hedged transaction was recorded. In addition realized gains or losses on derivatives instruments that were closed out prior to their maturity were deferred and recognized in earnings when the previously designated hedged item occurred.

        On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for "Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 and FASB Statements No. 149. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Realized and unrealized gains and losses on derivative instruments included in other comprehensive income on transition at January 1, 2001 were reclassified into mining revenue for cash flow hedges of forecasted commodity sales and foreign exchange gain (loss) for forecasted foreign currency revenue or expense when the previously hedged forecasted revenue or expense occurred.

        In previous years the Company had designated its spot deferred gold forward contracts and foreign currency forward contract as cash flow hedges and applied hedge accounting to effective hedging relationships. The result of the application of hedge accounting was that the derivative contracts were recorded on balance sheet with changes in fair value recognized in other comprehensive income to the extent effective and any ineffectiveness recorded in earnings in the period it occurred.

        Prior years U.S. GAAP consolidated financial statements for the years ended December 31, 2003 and 2002 have been restated for derivative financial instruments, which previously applied hedge accounting. The restated U.S GAAP consolidated financial statements reflect the adjustment to account for derivative financial instruments at fair value, as the Company has now concluded it did not meet the documentation standards for hedge accounting, with changes in fair value recognized in earnings in the period they occur. For the year ended December 31, 2004 all outstanding derivative instruments have been recorded at fair value with changes in fair value being recorded in earnings in the current period.

        The restatement resulted in a cumulative increase in deficit and an offsetting increase in other comprehensive income of $19.4 million as at December 31, 2003. For the twelve months ended December 31, 2003, after considering the impact of the restatements described in Notes 2 and 3, net loss increased from $504.7 million, or $1.64 per share, to $505.9 million, or $1.64 per share. For the twelve months ended December 31, 2002 the restatement resulted in net earnings of $1.9 million or $0.02 per share compared with net earnings of $17.3 million or $0.14 per share.

        At December 31, 2004, the application of SFAS 133 results in a cumulative decrease in accounts receivables and other assets and a cumulative increase in deficit of $4.7 million. In addition, as a result of applying SFAS 133, there would be an increase of $17.5 million to revenues and a decrease of $1.4 million to other income for a total decrease in the loss under U.S. GAAP of $16.1 million. At December 31, 2003, the application of SFAS 133 results in a cumulative decrease in other long-term liabilities of $2.2 million, a cumulative increase in accounts payable and accrued liabilities of $22.7 million, a cumulative increase in deficit of $20.8 million and a cumulative increase to other comprehensive income of $0.3 million. Additionally, as a result of applying SFAS 133, the net loss under U.S. GAAP would be increased by $0.7 million and $13.4 million for the years ended December 31, 2003 and 2002, respectively.

(f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received were recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. All of the qualifying expenditures were made in 2002. $1.1 million was included in interest and other income for the year ended December 31, 2002.


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

(g) The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

(h) Under CDN GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments on the consolidated balance sheets. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to accumulated other comprehensive income. As indicated in Note 4, as of September 29, 2003, the functional currency of all the Company's operations is the U.S. dollar. Prior to that date, the currency of measurement for certain of the Company's operations domiciled in Canada was the Canadian dollar. As such, the $1.2 million accumulated translation loss in other comprehensive income will only become realized in earnings upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

(i) Under CDN GAAP, Kinross proportionately consolidates its interests in the following incorporated joint ventures: RPM (Paracatu), MDO (La Coipa), MSG (Crixas) and CMM (Refugio). In addition, the Company proportionately consolidates its interests in the following unincorporated joint ventures: Round Mountain, Porcupine Joint Venture, Musselwhite and New Britannia. Prior to March 1, 2003, the investment in Omolon was also proportionately consolidated under CDN GAAP. Effective March 1, 2003, following the Company's increase in share ownership to 98.1%, as described in Note 6, Omolon is fully consolidated under both CDN and U.S. GAAP.

        These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed, except Omolon prior to March 1, 2003, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

        With respect to Omolon, the Company concluded that it did not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes for comparative periods prior to March 1, 2003. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its statement of operations as a single amount as "Share of income (loss) of investee company".

        On December 31, 2004, the Company purchased the remaining 51% of Paracatu to own 100%, and therefore, will no longer be proportionately consolidating results for the operation going forward.

(j) Effective January 1, 2004, the Company adopted CICA Section 3110 "Asset Retirement Obligations" ("CICA 3110") for CDN GAAP, which is essentially the same as the United States' SFAS 143, "Accounting for Asset Retirement Obligations" that was applicable to the Company's 2003 fiscal year for U.S. GAAP purposes. However, the $11.6 million increase in deficit as at January 1, 2003 under CDN GAAP, which includes $19.7 million as an increase in deficit as at January 1, 2002 and $8.1 million as an decrease in loss for the year ended December 31, 2002, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003, under U.S. GAAP. There would be no differences between the balance sheets as at December 31, 2004 and December 31, 2003, or between the statement of operations for the year ended December 31, 2004 prepared under U.S. GAAP for this matter, compared to the balance sheets and statement of operations presented under CDN GAAP. The cumulative effect of a change in accounting policy under U.S. GAAP would result in an increase of $11.6 million, or $0.04 per share, to the net loss.

        Upon the adoption of Section 3110, the Company retroactively restated its financial statements. As a result, the Company determined that its U.S. GAAP computation of cumulative effect of accounting change should be lower by $0.5 million to $11.6 million. This change had no impact on EPS.

(k) Under U.S. GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Other Comprehensive Income. CDN GAAP does not require the Company to record a minimum liability and does not have the concept of Other Comprehensive Income. During the year, the Company recorded a minimum pension liability of $3.3 million (2003 - $3.1 million) with a corresponding decrease in Other Comprehensive Income. None of the additional liability relates to unrecognized prior service cost.

(l) As described in Note 2, the Company revised its purchase price allocation, allocation of goodwill and impairment testing methodology for goodwill related to the acquisition of TVX and Echo Bay. As a result, the additional goodwill identified for U.S. GAAP (see item (d) above) was determined to be impaired and an impairment charge of $40.2 million was recorded during the year ended December 31, 2003.

(m) Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation. Upon adoption, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus. Under U.S. GAAP, this adjustment would be reversed.


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

ACCOUNTING CHANGES

STOCK-BASED COMPENSATION

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to U.S. GAAP, the Company has adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123" ("SFAS 148"), which is similar to the new amended Canadian standard, in 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in any difference in the calculation of stock-based compensation expense. However, the transitional provisions under the United States standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995.

Prior to January 1, 2004, under U.S. GAAP, stock-based compensation was accounted for based on a fair value methodology, although the effects could be disclosed in the notes to the financial statements rather than in the statement of operations. The method was comparable to Canadian accounting principles adopted in 2002. However, as a result of the amended Canadian standards requiring the retroactive application without restatement of prior years' results, details of the fair value of options granted prior to 2004, but earned during 2003 and 2002, are required to be disclosed for United States regulatory purposes.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's earnings for the years ended December 31, 2003 and 2002, under U.S. GAAP, would have changed to the pro forma amounts indicated below:

U.S. GAAP                                                      2003        2002
--------------------------------------------------------------------------------
Net earnings (loss) applicable to common shares
  As reported                                              $  (505.9)   $   1.9
  Add stock compensation cost                                   (1.1)      (2.0)
                                                           ---------------------
  Pro forma                                                $  (507.0)   $  (0.1)
                                                           =====================
Earnings (loss) per share, basic and diluted (dollars)
  As reported (1)                                          $    (1.64)  $   0.02
  Pro forma (1)                                            $    (1.64)  $    --
===============================================================================

(1) Reflects the effects of a three for one share consolidation approved January 2003 as described in Note 4.

Other than the transitional adjustment as outlined above (m), there is no difference in stock-based compensation expense between Canadian and United States accounting principles for 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On December 24, 2003, the FASB issued  Interpretation  No. 46 (revised  December
2003) ("FIN 46R"). FIN 46R requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46R also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. During the three months ended March 31, 2004, the Company completed its initial assessment of the impact of FIN 46R as of March 31, 2004, and determined that it did not have an impact on its results of operations or financial condition. The Company has evaluated each of its financial interests as at December 31, 2004 and had concluded that FIN 46R will not have an impact on its results of operations or financial condition. The Company will continue to monitor clarifications to both FIN 46R and the comparable CDN GAAP standard as it pertains to the consolidation of variable interest entities and will make modifications to its accounting policies, if applicable.

MINERAL INTERESTS

The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the Financial Accounting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets, as discussed below. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact to the Company's financial statements since it did not change the current accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard.

The Company adopted these EITF interpretations on a prospective basis.

On April 30, 2004, the FASB issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights would be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect this FSP to have a material impact on its results of operation or financial condition.

The Committee is continuing its evaluation of mining industry accounting issues, which may have an impact on the Company's accounting in the future.

OTHER RECENT ACCOUNTING PRONOUNCEMENTS

(i) In March 2004, the EITF reached consensus on Issue No. 03-1, "The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EIFT 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The FASB expects to issue the final FSP in the fourth quarter of 2005. The adoption of EITF 03-1 is not expected to have a material impact on the Company's results of operations and financial conditions.

(ii) In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The guidance should be applied prospectively. The Company is currently assessing the impact of SFAS 151 on its results of operations and financial condition.

(iii) In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payments" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS 123, that will impact the Company, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for the Company as of January 1, 2006. SAB 107, "Share Based Payment" ("SAB 107") was issued by the SEC in March 2005, and provides supplemental SFAS 123R application guidance based on the views of the SEC. As described in "Accounting Changes" above, the Company is expensing stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2002 for Canadian GAAP, which is similar to SFAS 123R. This change is not expected to have a material impact on the calculated compensation expense and as a result, the adoption of SFAS No. 123R is not expected to have an impact on the Company's results of operations and financial condition.

(iv) In 2004, EITF Issue No. 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" ("EITF 04-2"). EITF 04-2 concluded that mineral rights, which are defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits, are tangible assets. The accompanying financial statements include mineral rights as a component of property, plant and equipment and as a result, the adoption of EITF 04-2 had no impact on the classification of such assets.

(v) EITF Issue No. 04-3, "Mining Assets: Impairment and Business Combinations" ("EITF 04-3") and EITF Issue No. 04-4, "Allocation of Goodwill to Reporting Units of a Mining Enterprise" ("EITF 04-4") were issued and adopted by Kinross in 2004. The Company in the restatement of the purchase price equation and goodwill resulting from the acquisition of TVX and Echo Bay, as outlined in Note 2, considered both pronouncements.

(vi) In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The cost of removing overburden and waste materials are often referred to as "stripping costs". During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, FASB approved EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6") in the second quarter of 2005. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. The Company's policy is to include stripping costs as an operating cost. As a result, the adoption of EITF 04-6 did not have an impact on its results of operations and financial condition.

(vii) In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which relates to the accounting for and reporting of a change in accounting principles and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. SFAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retroactive application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to SFAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. SFAS 154 will be effective on accounting changes and corrections of errors beginning in 2006. SFAS does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of SFAS 154.


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23.     RELATED PARTY TRANSACTION

        During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the expenses incurred in the amount of $0.3 million. As at December 31, 2004, this investment was valued at $0.1 million on the Company's balance sheet.

        KF Ltd. is a corporation incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Generale des Carrieres et des Mines, a Congolese state-owned mining enterprise. The joint venture was


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        formed for the purpose of  exploiting  the Kamoto Copper Mine located in the Democratic Republic of Congo.

        A former related director of the Company is also a partner in the legal firm that provides legal services to the Company. This related director resigned from the Board of Directors effective November 2004. The payments made to the legal firm relating to services provided in the normal course of business at fair value for the years ended December 31, 2004, 2003 and 2002 were $0.7 million, $1.6 million and $2.4 million respectively.

24.     COMMITMENTS AND CONTINGENCIES

        GENERAL

        The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

        EXPORT PREPAYMENT CONTRACTS

        A Brazilian Central Bank program enables exporters to borrow US dollars and commit to conduct export activities. These contracts are referred to as export prepayment contracts. In 2001, an arbitrage opportunity existed whereby the borrowed funds could be reinvested locally in Brazil in U.S. denominated investments at interest rates in excess of those on the loans.

        The Company's Paracatu mine participates in this program and entered into contracts during 2001, which were immediately assigned to a Brazilian bank. The Paracatu mine received a premium of $2.7 million at the inception of the loan, instead of the higher interest rate earned by the bank. The lenders of the funds agreed to the assignment of the borrowed amounts to the local bank. There is no obligation by the Company to repay any of the borrowed amounts; however, the Company is committed to exporting gold.

        As of December 31, 2004, the Company has $0.4 million of unearned premium related to the initial premium received, which will be realized in earnings in 2005. In addition, the Company must export $50.0 million of gold during 2005 to meet its remaining commitment under this export prepayment program.

        OTHER LEGAL MATTERS

        The Company is also involved in legal proceedings including claims against it arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them or is unable to make a proper determination based on the information available. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

        The Company has settled various litigations and included in the statement of operations was $10.0 million in 2004, $0.3 million in 2003 and $0.6 million in 2002. Total accrued liabilities in relation to legal contingencies were $11.2 million, $15.1 million and nil as at December 31, 2004, 2003 and 2002, respectively.

        CLASS ACTION

        The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been


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        designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of
        26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada Rico Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 19).

        SETTLEMENT IN GREECE

        In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

        THE HELLENIC GOLD PROPERTIES LITIGATION

        On October 14, 1998, the Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") relating to TVX's interest in the Hellenic Gold Mining assets ("Hellenic mines") in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group an undivided 12% interest in the Mines as set out in the November 25, 1993 agreement between TVX and the Alpha Group and upon payment of 12% of the costs, as provided for in the agreement, the right to acquire a further 12% participating interest, as defined in the agreement, in the Hellenic Gold assets. Until the interests were transferred to the Alpha Group TVX was to hold the interests in trust for them. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

        Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgment released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic mines upon the payment of costs associated with that interest as defined in the Agreement. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic mines awarded to Alpha Group in the trial judgment. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

        As a result of the settlement agreement which the Company executed with the Greek Government, with respect to TVX Hellas S.A., that resulted in the Kassandra Mines being transferred back to the Greek government and subsequently sold to another mining group, the Alpha group has commenced further litigation due to an alleged breach of the October 14, 1998 judgment in the action noted above. By an amended statement of claim, served September 13, 2004, the Alpha Group has


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        added  Kinross as a defendant  and expanded the claim to include a claim for damages for breach of trust and breach of fiduciary duty and a claim for damages in respect of the alleged refusal to accept the exercise of the Alpha Group's alleged right of first refusal. The Alpha Group is seeking damages of $50 million based on these claims. Kinross is defending this claim on the basis that it acted prudently and fairly with respect to its dealings with TVX Hellas S.A., the Greek government, and the Alpha Group. While Kinross believes that it has a good defense to these claims, pleadings and documentary production and discovery have not been completed and, therefore, it is premature for Kinross to express an opinion on its prospects of success. If the Alpha Group establishes liability, the range of possible damages will depend upon the value of the Alpha Groups interests. The value is the subject of expert opinions and at present those opinions give a range of value from between zero and $5 million. The Alpha group has not produced any expert reports in the litigation but asserts that their interest is worth $10 million to $20 million. In addition, 1235866 has threatened further litigation for an alleged breach of fiduciary duty. No pleadings have been exchanged with respect to 1235866's threatened action and Kinross cannot reasonably predict the outcome of this threatened litigation and believes that the current accruals for legal actions would cover the legal costs associated with this action.

        SUMMA

        In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. , The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 19). The first trial was conducted in the Eighth Judicial District Court ("District Court" of Nevada April 1997, with Summa claiming more than $13 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

        In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa has filed its notice of appeal in July 2005. The appellate schedule has not been set yet.

        In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, ("Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty currently unnamed ("Doe") defendants (collectively, "Defendants".) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Respondent's Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA.")

        In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

        On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Respondents in the Royalty Lawsuit. In response, Respondent filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from this Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

        All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied Appellants' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Defendants that all of Hughes' common law claims (Counts 1-2 and 4-8) were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.


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        After this extensive motion practice,  all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont Mining Corporation and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Howard Hughes' motion to stay the Venue appeal remains pending.

        HANDY AND HARMAN

        On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by Echo Bay for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Echo Bay filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.8 million at the time the shipments were made. $0.6 million of this amount was on behalf of Case, Pomeroy & Company, Inc. ("Case Pomeroy"), who owned a 25 percent interest in the Round Mountain mine at the time of the bankruptcy filing. Echo Bay fully provided for its net claim of $2.2 million as unrecoverable. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two of Echo Bay's subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Echo Bay's subsidiaries approximated $9.0 million.

        In October 2003, a settlement was reached between the liquidating trustee, Echo Bay, Homestake Mining Company ("Homestake"), a subsidiary of Barrick Gold Corporation ("Barrick") and Case Pomeroy. Under the terms of the settlement, the liquidating agent received payments of $0.2 million from Homestake and $0.1 million from Echo Bay. The liquidating agent agreed to release the Company and Barrick from any and all future claims. In addition, Echo Bay agreed to waive the $2.8 million claim against the refinery and to pay $0.2 million to Case Pomeroy in settlement of their share of its claim. This settlement was recorded in 2003.

        INCOME TAXES

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2004, the Company had the following disputes that, with the exception of Russia, no accrual for additional tax liabilities has been made in relation to the disputes listed below:

        RUSSIA

        In  July,   2003,  the  Company  received  notice  that  local  taxation authorities in Russia were seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. In the years following, the Company and the Russian authorities have challenged the assessed tax position to various levels of court.

        In March 2005, the Supreme Arbitration Court of the Russian Federation rejected the Company's Appeal. The Company has accrued the total tax liabilities in relation to the dispute in a charge to income in 2004. This reassessment relates to the Kubaka business segment (see Note 19).

        CHILE

        On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see Note 19). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. After the Company's unsuccessful appeal to the Chilean Tax Court, in February 2005, the Company reached a resolution with the Chilean IRS. The Company was fully indemnified by the third party.

        BRAZIL

        MSG, the Company's 50% joint venture with AngloGold Ashanti, which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see Note 19).


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        In  September  2005,  MSG received  assessments  relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixas business segment (see Note 18).

        GUARANTEE OF THIRD PARTY CONTRACTS

        Kinross has no third party contracts that qualify as guarantees under AcG-14.

        OTHER COMMITMENTS AND CONTINGENCIES

        FINANCIAL ASSURANCE

        As part of its ongoing business and operations, the Company and its affiliates are required to provide financial assurance in the form of letters of credit for environmental and site restoration costs, exploration permitting, workers compensation and other general corporate purposes. As at December 31, 2004 there were $94.9 million (December 31, 2003 - $118.2 million) of letters of credit issued pursuant to the syndicated credit facility further described in Note 9. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements and will be able to satisfy all future financial assurance requirements.

        ACQUISITION OF CROWN RESOURCES CORPORATION

        On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby it will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State. The Company has agreed to issue approximately 13.6 million common shares in exchange for 100% of the issued and outstanding common shares of Crown. A registration statement has been filed with the U.S. Securities and Exchange Commission ("SEC"). Once effective, the shareholders of Crown will vote on the transaction. This transaction was expected to close in 2004. On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. In June 2005, the Company and Crown further extended the agreement to March 31, 2006 and is dependent on the Company filing its financial statements by December 31, 2005.

        As a result of the restatement discussed in Note 2, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

25.     SUBSEQUENT EVENTS

        (a)     AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION
                On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

                On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

                Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

                As a result of the restatement discussed in Note 2, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

        (b)     SYNDICATED CREDIT FACILITY
                In December 2004, Kinross replaced its existing $125 million credit facility with a new three-year $200 million revolving credit


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                facility.  The facility allowed for the limit to be increased to
                $300 million and allows for up to seventy percent of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten banks have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the pledge of shares in various wholly owned subsidiaries.

        (c)     CHANGE IN CEO
                On March 23, 2005, the Company announced the appointment of Tye Burt as President and Chief Executive Officer. Mr. Burt replaced Robert Buchan who had announced his intention to step down in January of 2005. Mr. Burt joined Kinross following his most recent position as Vice-Chairman and Executive Director, Corporate Development with Barrick Gold Corporation. Prior to that he spent 16 years in corporate finance in the positions of Chairman of Deutsche Bank Canada and Global Head of Metals and
                Mining for Deutsche Bank, Head of Investment Banking in Vancouver and Co-head of the Mining Group at Nesbitt Burns and spent many years at Burns Fry Limited in Mergers & Acquisitions and Equity Capital Markets.

        (d)     SALE OF INVESTMENTS
                On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd., ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN $10 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto will be appointed as the President and Chief Executive Officer of Balloch.

        (e)     SETTLEMENT OF LITIGATION
                On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8 million. The cost of this settlement was included in the accrual for litigation in 2004.

        (f)     SALE OF AQUARIUS
                On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St. Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The sale triggered the recognition of an impairment of property, plant and equipment and goodwill of $36.8 million which was recorded during the three months ended September 30, 2005.


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